Exhibit 2.1

Privileged and Confidential

Execution Version

SHARE PURCHASE AGREEMENT

by and among

NVIDIA CORPORATION,

a Delaware corporation,

NVIDIA INTERNATIONAL HOLDINGS INC.,

a Delaware corporation,

ARM LIMITED,

a company organized under the laws of England & Wales,

SOFTBANK GROUP CAPITAL LIMITED,

a company organized under the laws of England & Wales,

and

SVF HOLDCO (UK) LIMITED,

a company organized under the laws of England & Wales

Dated as of September 13, 2020

i

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUIRER		42
4.1	Organization and Standing	43
4.2	Authority; Non-contravention	43
4.3	Issuance of Shares	44
4.4	Capitalization	44
4.5	Sufficient Funds	44
4.6	Brokers and Transaction Fees	44
4.7	SEC Reports; Financial Statements	45
4.8	Tax Withholding	45
4.9	No Other Representations or Warranties	45

ARTICLE V CONDUCT PRIOR TO THE CLOSING		46
5.1	Conduct of the Business of the Company Prior to the Closing	46
5.2	Restrictions on Conduct of the Business of the Company	47
5.3	Conduct of the Business of the Company Following the Closing	52
5.4	Notices of Certain Events	53
5.5	Restrictions on Company Shares	54

ARTICLE VI ADDITIONAL AGREEMENTS		54
6.1	Pre-Closing No Solicitation	54
6.2	Non-compete; Non-solicitation	56
6.3	Confidentiality; Public Disclosure	57
6.4	Reasonable Best Efforts; Regulatory Approvals	59
6.5	Third-Party Consents; Notices	62
6.6	Litigation	62
6.7	Access to Information	62
6.8	Spreadsheet; Closing Payments	64
6.9	Locked-Box and Company Cash Deductions	65
6.10	Employees	66
6.11	Amendment and Termination of Certain Company Employee Plans	68
6.12	Post-Closing RSU Awards	68
6.13	Employee Retention Bonuses; EC Sale Plan Payments	69
6.14	Tax Matters	69
6.15	280G Shareholder Approval	74
6.16	ISG Reorganization	74
6.17	Internal Reorganization	76
6.18	Transaction Committee	77
6.19	2016 POU	78
6.20	Directors’ and Officers’ Insurance and Indemnification	78
6.21	Book-Entry; Legends	79
6.22	Required Financial Statements	79
6.23	Committee	80
6.24	2019 Audited Financials	81

ii

ARTICLE VII CONDITIONS TO THE SHARE PURCHASE		81
7.1	Conditions to Obligations of Each Party to Effect the Share Purchase	81
7.2	Additional Conditions to Obligations of the Sellers	81
7.3	Additional Conditions to the Obligations of Parent and Acquirer	82

ARTICLE VIII TERMINATION		83
8.1	Termination	83
8.2	Effect of Termination	85
8.3	Termination for Material Breach	85

ARTICLE IX ESCROW FUND AND INDEMNIFICATION		86
9.1	Escrow Fund	86
9.2	Indemnification	86
9.3	Damages Threshold; Other Limitations	89
9.4	Period for Claims	91
9.5	Claims	91
9.6	Resolution of Objections to Claims	92
9.7	Third-Party Claims	93
9.8	Treatment of Indemnification Payments	94

ARTICLE X GENERAL PROVISIONS		94
10.1	Survival of Representations, Warranties and Covenants	94
10.2	Notices	95
10.3	Interpretation	97
10.4	Amendment	98
10.5	Extension; Waiver	98
10.6	Counterparts	99
10.7	Entire Agreement; Parties in Interest	99
10.8	Assignment	99
10.9	Severability	100
10.10	Remedies Cumulative; Specific Performance	100
10.11	Waiver and Release of Claims	100
10.12	Governing Law; Jurisdiction	101
10.13	Rules of Construction	101
10.14	WAIVER OF JURY TRIAL	101
10.15	Several Obligations	102
10.16	Waiver of Conflicts; Privileged Matters	102

iii

Share Purchase Agreement

THIS SHARE PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of September 13, 2020 (the “Agreement Date”), by and among NVIDIA Corporation, a Delaware corporation (“Parent”), NVIDIA International Holdings Inc., a Delaware corporation, and a direct or indirect, wholly owned Subsidiary of Parent (“Acquirer”), Arm Limited, a company organized under the laws of England & Wales with registered number 02557590 (the “Company”), SoftBank Group Capital Limited, a company organized under the laws of England & Wales with registered number 09569889 (“SoftBank”), and SVF Holdco (UK) Limited, a company organized under the laws of England & Wales with registered number 02548782 (the “Vision Fund”, and together with SoftBank, the “Sellers” and each a “Seller”). Certain other capitalized terms used herein are defined in Exhibit A.

Recitals

A.	The Sellers collectively hold the legal and beneficial title to all of the allotted and issued ordinary shares of the Company of a par value of £0.001 (the “Company Shares”).

B.

Parent desires to, subject to the terms and conditions set forth in this Agreement, to purchase from the Sellers, and each Seller will sell to Parent, all of the Company Shares owned by such Seller with effect from the Closing, free from any Encumbrances and with all rights attaching to them as at the Closing (including rights to receive dividends and distributions declared, paid or made in respect of such Company Shares on or after the Closing) (the “Share Purchase”).

C.	The Company, the Sellers, Parent and Acquirer desire to make certain representations, warranties, covenants and other agreements in connection with the Share Purchase as set forth herein.

D.

Concurrently with the execution of this Agreement, in consideration for Parent’s payment of the License Consideration, Parent and the Company have entered into a license in the form attached hereto as Exhibit B (the “Framework Agreement”).

E.

Prior to the Closing, subject to the terms and conditions of this Agreement, the Sellers, the Company and their Subsidiaries intend to undertake a reorganization of the assets, liabilities and businesses of the Company and its Subsidiaries in which (i) the Company and its Subsidiaries will be restructured in a manner intended to enable or promote the achievement of high growth and performance (the “Internal Reorganization”) on the basis of the principles, terms, conditions and timeframes set forth on Exhibit G attached hereto, with any modifications reasonably requested by Parent (the “Internal Reorganization Plan”), and (ii) the assets and/or equity interests of the IoT Services Group of the Company (“ISG”) will be separated from the Business and then distributed to the Sellers (the “ISG Reorganization”, and together with the Internal Reorganization, the “Reorganizations”) on the basis of the principles, terms, conditions and timeframes set forth on Exhibit H attached hereto, with any modifications reasonably requested by Parent (the “ISG Reorganization Plan”, and together with the Internal Reorganization Plan, the “Reorganization Plans”).

F.

The board of directors of the Company (the “Board”) has carefully considered the terms of this Agreement and has determined that this Agreement and the transactions contemplated by this Agreement and the documents referenced herein, including the Share Purchase and the Reorganizations (collectively, the “Transactions”), are in the best interests of, are advisable to, and are likely to promote the success of, the Company.

G.	Each of the Sellers, Parent and Acquirer have obtained the requisite corporate approvals to enter into this Agreement and the Transactions.

NOW, THEREFORE, in consideration of the representations, warranties, covenants, undertakings, agreements and obligations contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Article I

THE SHARE PURCHASE

1.1 The Share Purchase.

(a) Company Shares. On the terms and subject to the conditions of this Agreement, the Sellers shall sell and transfer to Parent, or at Parent’s direction, Acquirer, at the Closing, and Parent, or at Parent’s direction, Acquirer, agrees to purchase from the Sellers, all of the Company Shares as of immediately prior to the Closing, free and clear of all Encumbrances and with all rights then attaching to them, including the right to receive all distributions and dividends declared, paid, made or accruing on or after the Closing, in exchange for (i) an amount in cash (rounded down to the nearest cent), without interest, equal to the Closing Cash Consideration, less the Deposited Amount; (ii) a number of shares of Parent Stock equal to the Closing Stock Consideration, less the Escrow Amount withheld pursuant to Section 9.1; (iii) the Contingent Consideration (if and to the extent payable pursuant to Section 1.3); and (iv) any portion of the Escrow Amount released to the Sellers pursuant to Section 9.1, in each case, subject to any amount withheld pursuant to Section 1.1(b).

(b) Withholding. Each of Parent, Acquirer, the Company, the Sellers and any applicable Affiliate of Parent, Acquirer, the Company or the Sellers (each, a “Payor”) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as the Payor determines are required to be deducted or withheld therefrom or in connection therewith under the Code or any provision of state, local or foreign Tax law or under any other Applicable Law. To the extent such amounts are so deducted or withheld and paid or remitted to the appropriate Governmental Entity in accordance with Applicable Law, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made. Except with respect to payments in the nature of compensation, if a Payor determines that an amount is required to be deducted and withheld, such Payor shall provide the payee with (a) commercially reasonable notice of the Payor’s intent to deduct and withhold, which shall include a copy of the calculation of the amount to be deducted and withheld, and (b) a reasonable opportunity for the payee to provide forms or other evidence that would exempt such amounts from withholding (or reduce such withholding).

(c) Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Share Purchase (the “Closing”), shall take place at the London offices of Latham & Watkins LLP, which are located at 99 Bishopsgate, London, EC2M 3XF, United Kingdom at (i) 10:00 a.m. United Kingdom time on the first Business Day of Parent’s fiscal quarter following the fiscal quarter in which all of the conditions set forth in Article VII have been satisfied or waived (other than those conditions that, by their terms, are intended to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions); provided, that, if the date on which all of the conditions set forth in Article VII have been satisfied or waived (other than those conditions that, by their terms, are intended to be satisfied at the Closing) is less than twenty (20) Business Days prior to the end of Parent’s fiscal quarter in which such date occurs, then either Parent or SoftBank may, with written notice to the other party, delay the Closing until the first Business Day of the second fiscal quarter following such date (so long as all of the conditions set forth in Article VII (other than those conditions that, by their terms, are intended to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall continue to be satisfied or waived in accordance with this Agreement on such Business Day), or (ii) such other date and time and/or such other location as Parent and the Sellers agree in writing; provided, however, that in no event shall the Closing take place earlier than October 1, 2021. The date on which the Closing occurs is referred to herein as the “Closing Date”.

1.2 Payment of Consideration.

(a) Cash Payments and Parent Stock Issuance.

(i) Promptly following the execution of this Agreement (and in any event on the Agreement Date), Parent shall pay by wire transfer of immediately available funds (A) the License Consideration to the Company to the bank account designated by the Company at least three (3) Business Days prior to the Agreement Date and (B) the Deposited Amount to SoftBank to the bank account designated by SoftBank at least three (3) Business Days prior to the Agreement Date. Concurrently with the execution of this Agreement, Parent and the Company shall deliver to each other duly executed copies of the Framework Agreement.

(ii) At or promptly following the Closing (and in any event on the Closing Date), Parent shall pay by wire transfer of immediately available funds the applicable Pro Rata Share of the Closing Cash Consideration to each Seller in accordance with Section 1.1(a) and as set forth in the Spreadsheet to the applicable bank account designated by SoftBank at least three (3) Business Days prior to the Closing (the “Seller Bank Accounts”). Receipt of such sum in the Seller Bank Accounts shall be a good and valid discharge by Parent of its obligation to make such payments.

(iii) At or promptly following the Closing (and in any event on the Closing Date), Parent shall cause to be issued to each Seller the applicable Pro Rata Share of the Closing Stock Consideration in accordance with Section 1.1(a) and as set forth in the Spreadsheet.

(iv) At the Closing, the Sellers shall deliver to Parent (A) stock transfer forms duly executed by each Seller transferring the Company Shares held by such Seller to, and into the name of, Parent, or at Parent’s direction, Acquirer, together with share certificates in respect of the Company Shares, and (B) an irrevocable power of attorney in the form set out in Exhibit I, executed by each Seller in favor of Parent, or at Parent’s direction, Acquirer, in respect of the rights attaching to the Company Shares.

(v) Parent shall use commercially reasonable efforts to make and keep effective, as soon as practicable following the Closing, and in any event not more than thirty (30) days following the Closing Date, a registration statement in accordance with the Investor Rights Agreement permitting the resale of all of the shares of Parent Stock constituting the Closing Stock Consideration pursuant to Rule 415 under the Securities Act.

(vi) As soon as practicable following the Closing (and in any event within sixty (60) days following the Closing), Parent shall pay or cause one of its Subsidiaries (including the Company and its Subsidiaries) to pay the Equity Plan Payments to the applicable Equity Plan Participants through the relevant entity’s payroll provider, in each case net of withholding and/or deductions, as applicable.

(b) Escrow Fund. At or promptly following the Closing (and in any event on the Closing Date), Parent shall deposit the Escrow Amount with the Escrow Agent. Subject to Section 9.2, the Escrow Fund shall constitute partial security for the benefit of Parent (on behalf of itself or any other Indemnified Person) with respect to any indemnifiable Damages pursuant to the indemnification obligations of the Indemnifying Parties under Article IX, and shall be held and distributed in accordance with Section 9.1. The Sellers shall be treated as the owners of the Escrow Fund (and related interest and earnings) for income Tax purposes until such amounts are released.

1.3 Contingent Consideration.

(a) Revenue Earnout. An earnout may be earned by the Sellers pursuant to clauses (i), (ii) or (iii) of this Section 1.3(a) and, if earned, shall be paid by Parent to the Sellers following the Earnout Period as provided for in this Section 1.3 (such earnout, the “Revenue Earnout”):

(i) in the event that Revenue during the Earnout Period is equal to or exceeds the Revenue Target, then the Revenue Earnout shall be an amount equal to the Revenue Consideration;

(ii) in the event that Revenue during the Earnout Period exceeds the Revenue Floor, but is less than the Revenue Target, then the Revenue Earnout shall be an amount equal to the Revenue Percentage of the Revenue Consideration; and

(iii) in the event that Revenue during the Earnout Period is less than or equal to the Revenue Floor, then no Revenue Earnout shall be earned hereunder and no amount of Revenue Consideration shall be payable hereunder; provided, that, for the avoidance of doubt, in no event shall more than one payment of the Revenue Earnout be made pursuant to either Section 1.3(a)(i) or Section 1.3(a)(ii).

(b) EBITDA Earnout. An earnout may be earned by the Sellers pursuant to clauses (i), (ii) or (iii) of this Section 1.3(b), and, if earned, shall be paid by Parent to the Sellers following the Earnout Period as provided for in this Section 1.3 (such earnout, the “EBITDA Earnout” and, together with the Revenue Earnout, the “Earnouts”):

(i) in the event that EBITDA during the Earnout Period is equal to or exceeds the EBITDA Target, then the EBITDA Earnout shall be amount equal to the EBITDA Consideration;

(ii) in the event that EBITDA during the Earnout Period exceeds the EBITDA Floor, but is less than the EBITDA Target, then the EBITDA Earnout shall be an amount equal to the EBITDA Percentage of the EBITDA Consideration; and

(iii) in the event that EBITDA during the Earnout Period is less than or equal to the EBITDA Floor, then no EBITDA Earnout shall be earned hereunder and no amount of EBITDA Consideration shall be payable hereunder, provided, that, for the avoidance of doubt, in no event shall more than one payment of the EBITDA Earnout be made pursuant to either Section 1.3(b)(i) or Section 1.3(b)(ii).

(c) Earnout Statements; Disputes.

(i) Each of Parent and the Sellers shall cooperate in good faith to cause the Company and its Subsidiaries to prepare and deliver to Parent and the Sellers, after March 31, 2022 in a manner and within a timeline consistent with the Company’s past practice (but in any event no later than September 30, 2022) the consolidated financial statements of the Company and its Subsidiaries for the Earnout Period audited by Deloitte, or such other audit firm of international repute agreed between Parent and the Sellers (such agreement not to be unreasonably withheld, conditioned or delayed), including a consolidated balance sheet of the Company and its Subsidiaries and consolidated statements of income, retained earnings and changes in cash flow of the Company and its Subsidiaries, setting forth in each case in comparative form, the corresponding figures from the previous financial year, in each case prepared in accordance with the Transaction Principles (the “Earnout Financial Statements”). Within thirty (30) days of its receipt of the Earnout Financial Statements, the Earnout Party shall deliver to the Non-Earnout Party a statement setting forth, in reasonable detail, the Earnout Party’s good faith calculation of Revenue, EBITDA and the Earnout earned, if any, pursuant to this Section 1.3, together with all reasonable supporting schedules for the foregoing (collectively, the “Earnout Statement”). Each of EBITDA, Revenue and any Earnout to be reflected or set forth in the Earnout Financial Statements or in the Earnout Statement shall be calculated in accordance with the Transaction Principles as set forth on Exhibit J attached hereto (the “Sample Earnout Statement”).

(ii) During the thirty (30) day period (“Earnout Review Period”) following the Non-Earnout Party’s receipt of the Earnout Statement, (A) in furtherance of and without limiting the generality of Section 6.7, the Non-Earnout Party and its Representatives shall be permitted reasonable access during normal business hours to the books, records (including work papers and other documents), employees (involved in the preparation of the Earnout Statement, if any), and supporting data of the Earnout Party (including the Company and its Subsidiaries) and its and their independent auditors used in the preparation of the Earnout Statement for purposes of their review of the Earnout Statement (provided, that, the Non-Earnout Party and its Representatives, including their independent auditors, shall have executed all customary release letters reasonably requested by the Earnout Party’s independent auditors in connection therewith), (B) the Earnout Party shall reasonably cooperate with the Non-Earnout Party and its Representatives in connection with the review of the Earnout Statement as is reasonably requested by the Non-Earnout Party, and (C) the Non-Earnout Party may dispute the amounts reflected on the line items of the Earnout Statement on the basis that such item does not reflect, or has not been made in a manner consistent with, the provisions of this Section 1.3; provided, however, that, the Non-Earnout Party shall notify the Earnout Party in writing of each disputed item, and specify the amount thereof in dispute and the specific basis therefor, within the Earnout Review Period. Any notice of disputed items shall (x) specify in reasonable detail, to the extent then known, the nature of any disagreement so asserted (with reasonable supporting documentation) and (y) specify, to the extent then known, the amount that the Non-Earnout Party reasonably believes is the correct Revenue, EBITDA or Earnout amount, as applicable, based on the disagreements set forth in the notice of disputed items, including a reasonably detailed description of the adjustments applied to the Earnout Statement in calculating such amounts. The Non-Earnout Party shall be deemed to have agreed with all other items and amounts contained in the Earnout Statement not so objected to in a notice of disputed items delivered within the Earnout Review Period, and the failure by the Non-Earnout Party to provide a notice of disputed items to the Earnout Party within the Earnout Review Period will constitute the Non-Earnout Party’s acceptance of all of the items in the Earnout Statement and the Earnout Statement shall be conclusive and binding upon the parties as the final Earnout Statement.

(iii) If a notice of disputed items shall be validly delivered pursuant to Section 1.3(c)(ii), the parties shall, during the thirty (30) days following the date of such delivery (the “Earnout Resolution Period”), negotiate in good faith to resolve the disputed items. During the Earnout Resolution Period, the Earnout Party and its Representatives (including its independent auditors) shall be permitted reasonable access during normal business hours to the working papers of the Non-Earnout Party and its independent auditors relating to the notice of disputed items (provided, that, the Earnout Party and its Representatives, including its independent auditors, have executed all customary release letters reasonably requested by the Non-Earnout Party’s independent auditors in connection therewith). To the extent the disputed items are so resolved in writing within the Earnout Resolution Period, then the Earnout Statement, as revised to incorporate such changes as have been agreed between the Sellers and Parent, shall be conclusive and binding upon the parties as the final Earnout Statement.

(iv) If the parties are unable to reach agreement by the end of the Earnout Resolution Period, notwithstanding the provision in Section 10.12 with respect to applicable substantive law, the parties shall refer all unresolved disputed items to the Arbitration Panel for arbitration to be conducted pursuant to the terms of this Section 1.3(c)(iv) and Section 9.6(c). The parties shall instruct the Arbitration Panel to make a determination with respect to each unresolved disputed item within sixty (60) days after its engagement by the Sellers and Parent to resolve such disputed items, which determination shall be made in accordance with the rules set forth in this Section 1.3(c)(iv). The Arbitration Panel shall make its determination solely (A) on the documentation submitted by, and a single presentation (any such documentation or presentation must be provided to the other party prior to its submission or presentation to the Arbitration Panel) made by each of the Sellers and Parent and (B) on the definitions of this Section 1.3 and the related defined terms in this Agreement. The parties shall instruct the Arbitration Panel to deliver to the Sellers and Parent, within such sixty (60) day period, a written report setting forth its adjustments, if any, to the Earnout Statement and the calculations supporting such adjustments, and any such adjustments must be within the range of values established for such disputed item in the Earnout Statement and the notice of disputed items delivered pursuant to Section 1.3(c)(ii). Such report shall be final, binding on the parties and conclusive on each of the Sellers and Parent, absent manifest errors, and enforceable in a court of law, effective as of the date the Arbitration Panel’s written determination is received by the Sellers and Parent; provided, that, nothing in this Section 1.3 is intended to, and nothing in this Section 1.3 shall be construed or interpreted to, limit any party’s right to obtain any remedies with respect to a breach of any representations, warranties, covenants or agreements of the other parties pursuant to this Agreement. The Arbitration Panel will award to the prevailing party all costs, fees and expenses related to the arbitration, including reasonable fees and expenses of attorneys, accountants and other professionals incurred by the prevailing party, and judgment on the award rendered by the Arbitration Panel may be entered in any court having jurisdiction thereof. If, before the Arbitration Panel renders its determination with respect to the disputed items in accordance with this Section 1.3(c)(iv), (x) the Sellers notify Parent of their agreement with any items in the Earnout Statement previously disputed by the Sellers, (y) Parent notifies the Sellers of its agreement with any items in the Earnout Statement previously disputed by Parent, or (z) the Sellers and Parent otherwise agree to resolution of any such items in writing, then in each case such items as so agreed will be conclusive and binding on the parties immediately upon such notice.

(d) Contingent Consideration Procedures. Following the Earnout Period, Parent shall pay to each Seller such Seller’s Pro Rata Share of the Contingent Consideration (rounded down to the nearest cent or the nearest whole share, as applicable), if any, in the form elected by the Sellers in accordance with Section 1.3(e) and within the time period set forth in Section 1.3(e); provided, that, in the event the amount of the Contingent Consideration is subject to any dispute, any undisputed portion(s) of the Contingent Consideration shall be paid promptly (and in any event within five (5) Business Days after determination of such undisputed portion) by Parent, with any disputed portion(s) paid in installment(s), in each case when and to the extent such amounts are agreed or otherwise determined to be payable in accordance with Section 1.3(c).

(e) Election of Contingent Consideration Form. At SoftBank’s election by written notice to Parent no later than thirty (30) Business Days prior to the Closing, the Sellers may elect to receive payments of the Contingent Consideration, if, as and when payable in accordance with Section 1.3(d), in the form of either:

(i) cash to be paid by to each Seller by Parent in an amount equal to such Seller’s Pro Rata Share of the applicable Contingent Consideration amount (rounded down to the nearest cent), within twelve (12) months after the date that is the later of (i) the Closing Date and (ii) the date on which written agreement in respect of any amount of the Contingent Consideration is reached or a determination is made by the Arbitration Panel in accordance with this Section 1.3; or

(ii) Parent Stock, to be issued to each Seller by Parent, in each case in an amount equal to such Seller’s Pro Rata Share of (x) the applicable Contingent Consideration amount divided by (y) the Parent Stock Price (rounded down to the nearest whole share), within ten (10) Business Days after the date that is the later of (i) the Closing Date and (ii) the date on which written agreement in respect of any amount of the Contingent Consideration is reached or a determination is made by the Arbitration Panel in accordance with this Section 1.3;

provided, that, if no such election is made, any payments of Contingent Consideration shall be payable in the form of Parent Stock otherwise in accordance with Section 1.3(d).

(f) Anti-Hedging. Prior to the latest of (i) the Closing, (ii) the payment of the Contingent Consideration or (iii) a final determination that no Contingent Consideration is payable, the Sellers shall not, directly or indirectly, engage in any swap, hedge, derivative instrument, or any other agreement or any transaction that transfers, limits, caps, collars, sets a floor, offsets or otherwise modifies, in whole or in part, directly or indirectly, the economic consequences of ownership of any Parent Stock held by the Sellers or their Affiliates or that they are entitled to or otherwise may receive pursuant to this Agreement, provided, that after Closing the Sellers and their Affiliates shall not be prohibited from pledging any Parent Stock they own solely to secure a margin loan transaction for the purpose of raising financing on Parent Stock owned by Seller(s), subject to compliance with securities laws and provided it does not adversely impact any of their obligations under the Investor Rights Agreement; and provided, further, that, this Section 1.3(f) shall terminate at Closing and have no effect thereafter if SoftBank elects to receive cash in payment of the Contingent Consideration pursuant to Section 1.3(e).

1.4 Certain Taxes.

(a) All transfer, documentary, sales, use, stamp, registration and other Taxes and fees (including all applicable real estate transfer Taxes and any penalties and interest) incurred or chargeable in connection with this Agreement (“Transfer Taxes”) shall be paid by the Company when due, and the Company shall timely file or caused to be timely filed all necessary Tax Returns and other documentation with respect to all such Transfer Taxes. For these purposes, Transfer Taxes shall not include (i) any United Kingdom stamp duty or stamp duty reserve tax payable in respect of the purchase of, or agreement to purchase, the Company Shares (“UK Stamp Taxes”) or (ii) any Taxes incurred at any time by the Company or any of its Subsidiaries in connection with any Reorganization (“Restructuring Taxes”).

(b) The Company shall timely pay all Restructuring Taxes and timely file or caused to be timely filed all necessary Tax Returns and other documentation with respect to such Restructuring Taxes.

(c) Parent, or at Parent’s direction, Acquirer, shall timely pay all UK Stamp Taxes and shall timely file or caused to be timely filed all necessary Tax Returns and other documentation with respect to such UK Stamp Taxes.

(d) All payments under this Agreement shall be made exclusive of VAT.

1.5 Officers and Directors of the Company. The Sellers and the Company shall (a) take all actions necessary so that each director and the secretary of the Company shall execute a resignation letter reasonably satisfactory to Parent, or shall otherwise be removed from such position, at or prior to the Closing; (b) if requested by Parent at least fifteen (15) Business Days prior to the Closing Date, use commercially reasonable efforts so that each specified director, officer or secretary of a Subsidiary of the Company or any designated director of the Company appointed to the China JV shall execute a resignation letter reasonably satisfactory to Parent or shall otherwise be removed from such position and informed by the Company of such removal; and (c) take all actions necessary so that, from and after the Closing, the individuals designated by Parent no later than five (5) Business Days prior to the Closing Date shall have been, contingent as of and effective upon the Closing, validly appointed as directors and company secretary of the Company and as the Company’s designated directors of the China JV, until their respective successors have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the Organizational Documents of the Company.

1.6 Taking of Necessary Action; Further Action. Prior to the Closing, the parties hereto, as applicable, shall sign and deliver any documents and instruments and take any further action that is necessary or desirable to effect the Closing and to carry out the purposes of this Agreement and to vest Parent, or at Parent’s direction, Acquirer, with full right, title and interest in and to the Company Shares free from any Encumbrances with effect from the Closing.

Article II

REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE COMPANY

Subject to the exceptions, qualifications and other matters set forth in the disclosure letter delivered by the Sellers to Parent concurrently with the execution of this Agreement (the “Seller Disclosure Letter”) (each of which, in order to be effective, shall indicate the Section and, if applicable, the subsection of this Article II to which it relates (unless and only to the extent the relevance to other representations and warranties is reasonably apparent from the face of the disclosures)), each Seller, severally and not jointly, and the Company represents and warrants to Parent and Acquirer as of the Agreement Date and as at the Closing Date as follows (provided, however, that with respect to this Article II, all references to the Company and its Subsidiaries shall be deemed to be references to the Company and its Subsidiaries after taking into account the Reorganizations):

2.1 Organization, Standing, Power and Subsidiaries.

(a) The Company is validly incorporated, validly existing and duly registered (or the equivalent thereof) under the laws of its jurisdiction of incorporation. Each of the Company’s Subsidiaries is validly incorporated, validly existing and duly registered (or the equivalent thereof) under the laws of its jurisdiction of incorporation, except where the failure to be so incorporated, validly existing and duly registered (or the equivalent thereof) would not have a Company Material Adverse Effect. Each of the Company and its Subsidiaries has full power to conduct the Business and is duly licensed or qualified to do business in each jurisdiction in which its business is carried on as at the Agreement Date, except where the failure to be so duly licensed or qualified or licensed would not have a Company Material Adverse Effect. To the Knowledge of the Company, there are no currently effective powers of attorney executed by or on behalf of the Company or its Subsidiaries (except, in the case of a Subsidiary, in favor of the Company or another Subsidiary).

(b) Schedule 2.1(b) of the Seller Disclosure Letter sets forth a true, correct, and complete list of each Subsidiary of the Company, any other entity in which the Company or its Subsidiaries hold Equity Interests, a description of such Equity Interests and each such entity’s jurisdiction of organization (together with the Company, the “Company Group Entities”). The Company is the legal and beneficial owner of all of the allotted and issued shares and other Equity Interests of each Subsidiary of the Company and of the Equity Interests of any other Company Group Entity that are described as held by the Company on Schedule 2.1(b) of the Seller Disclosure Letter, free and clear of all Encumbrances, other than Permitted Encumbrances, and all such Equity Interests are duly authorized, validly issued, fully paid or properly credited as fully paid and, except as set forth in the relevant Organizational Documents or Applicable Law, are not subject to any additional contributions or payments, pre-emptive rights or rights of first refusal.

(c) Since the Prior Transaction Date, none of the Company, its Subsidiaries or their respective shareholders has ever formally approved or commenced any proceeding or made any election dissolving or liquidating the Company or any Subsidiary or the winding up or cessation of the business or affairs of the Company or any Subsidiary.

(d) Since the Prior Transaction Date, the Company has not conducted any business under or otherwise used, for any purpose or in any jurisdiction, any name other than its corporate name as set forth in this Agreement.

2.2 Capital Structure.

(a) The Company Shares constitute the whole of the issued and allotted share capital of the Company and, as of the Agreement Date, consist solely of 1,025,234,000 Company Shares. There are no other allotted or issued Company Shares and no commitments or Contracts to issue any Company Shares. None of the Company or its Subsidiaries holds any treasury shares. The Sellers own all of the Equity Interests of the Company other than the Company Equity Awards. Schedule 2.2(a) of the Seller Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of the Sellers that are the registered owners of any Company Shares and the number and type of such shares so owned by each Seller and any beneficial holders thereof, if applicable. All allotted and issued Company Shares are duly authorized, validly issued, fully paid and are free of any Encumbrances (other than Permitted Encumbrances), pre-emptive rights or “put” or “call” rights, the Organizational Documents or any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective assets are bound. There is no Liability for dividends accrued and unpaid by the Company. All allotted and issued Company Shares that have been issued by the Company, were issued in compliance with all Applicable Law and all requirements set forth in the Organizational

Documents and any applicable Contracts to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective assets are bound. Other than pursuant to the Company Equity Plans, there are no issued, reserved for issuance, promised and ungranted or outstanding options, warrants, stock appreciation rights, restricted share units, phantom stock, calls, subscriptions or other rights to acquire from the Company or its Subsidiaries or other obligations of the Company or its Subsidiaries to issue or allot, any Equity Interests. No Equity Interests will be outstanding under the Company Equity Plans at, and after giving effect to, the Closing.

(b) Schedule 2.2(b) of the Seller Disclosure Letter sets forth, as of the Agreement Date, a complete and correct list of each outstanding Award and each outstanding Company Phantom Equity Award (each, a “Company Equity Award”), including (i) the holder (or an employee ID number), (ii) the date of grant, (iii) the number of Company Shares subject to such Company Equity Award, and (iv) the vesting schedule. All Company Equity Awards were granted under the Company Equity Plans. Accurate and complete copies of the standard grant agreement evidencing such Company Equity Awards and each grant agreement evidencing each Company Equity Award that does not conform to the standard agreement have been made available to Acquirer. All Company Equity Awards have been granted in compliance with Applicable Law and the terms of the Company Equity Plans.

(c) Since the Prior Transaction Date, the Company has not repurchased, redeemed or otherwise reacquired any of its Company Shares or Equity Interests.

(d) Schedule 2.2(d) of the Seller Disclosure Letter identifies each employee of the Company or its Subsidiaries or other Person with an offer letter or other Contract or Company Employee Plan that contemplates a grant of, or right to purchase or receive restricted share units, phantom equity or other securities of the Company or any of its Subsidiaries that, in each case, have not been issued or granted as of the Agreement Date, together with the number of Company Shares or other securities subject to such equity awards and any promised terms thereof.

2.3 Authority; Non-Contravention.

(a) The Company has all requisite corporate power and authority to enter into and perform its obligations under the applicable Transaction Documents and to complete the Transactions. The execution and delivery by the Company of the Transaction Documents to which it is a party, and the completion of the Transactions, have been duly authorized by all necessary corporate authorizations and other corporate actions required to be taken by the Company. Each Transaction Document to which the Company is a party has been duly executed and delivered by the Company and, assuming the valid authorization, due execution and delivery of such Transaction Document by the other parties thereto, constitutes valid and binding obligations of the Company enforceable against the Company in accordance with its terms subject only to the effect, if any, of (i) applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. The Board, by resolutions duly adopted (and not thereafter modified or rescinded) by the vote of the Board, a certified copy of which has been provided to Parent, has duly approved the Transactions and the Transaction Documents to which the Company is a party in accordance with the requirements under Applicable Law and the Organizational Documents. No vote of the Sellers is required in connection with the execution, delivery or performance of this Agreement by the Company or the Sellers or the completion of the Transactions.

(b) The execution and delivery of the applicable Transaction Documents by the Company does not, and the completion of the Transactions will not, (i) result in the creation of any Encumbrance (other than a Permitted Encumbrance) on any of the assets of the Company or any of its Subsidiaries or any of the Company Shares, (ii) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (A) any provision of the Organizational Documents of the Company or any of its Subsidiaries, in each case as amended to date, or any resolution adopted by the Sellers or the Board, (B) any of the Material Contracts, or (C) assuming the making of all Regulatory Filings and the receipt of all Regulatory Approvals, any Applicable Law, or (iii) contravene, conflict with or result in a violation of, or give any Governmental Entity or other Person the right to challenge any of the transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under, Applicable Law or any Order to which the Company or any of its Subsidiaries or any of the assets owned or used by the Company or any of its Subsidiaries, is subject, except in the case of clauses (ii)(B) or (ii)(C), for any such conflict, violation, default, right of termination, cancellation or acceleration of any obligation or loss of any benefit under or any consent, approval or waiver, that would not have a Company Material Adverse Effect.

(c) No consent, approval, Order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity or any other Person is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement or any Transaction Document or the completion of the Transactions (including, any filings and notifications as may be required to be made by the Company in connection with the Share Purchase), except for (i) such Regulatory Filings as set forth on Schedule 2.3(c) of the Seller Disclosure Letter and the authorization, clearance, consent, approval or expiration or early termination of the applicable waiting period with respect to such Regulatory Filings and (ii) such consents, approvals, Orders, authorizations, registrations, declarations, filings and notices that, if not obtained or made, would not materially and adversely affect, and would not reasonably be expected to materially and adversely affect, the Company’s or any of its Subsidiaries’ ability to perform or comply with the covenants, agreements or obligations of the Company herein or in any Transaction Document or to complete the Transactions in accordance with this Agreement or any Transaction Document and Applicable Law.

(d) The execution and delivery of the applicable Transaction Documents by the Company does not, and the completion of the Transactions will not contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Entity the right to revoke, withdraw, suspend, cancel, terminate or modify, any authorization from a Governmental Entity that is held by the Company or any of its Subsidiaries that otherwise relates to the Company’s or any of its Subsidiaries’ Business or to any of the assets owned or used by the Company, in each case in a manner that would have a Company Material Adverse Effect.

(e) The Company and each of its Subsidiaries, the Board and the Sellers have taken all actions such that the restrictive provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination,” “interested shareholder” or other similar anti-takeover statute or regulation, and any anti-takeover provision in the Organizational Documents of the Company or any of its Subsidiaries will not be applicable to Acquirer, the Company, or any of its Subsidiaries, or to the execution, delivery or performance of the transactions contemplated by this Agreement or other Contract, including the completion of the Share Purchase or any of the other transactions contemplated by this Agreement or by such other documents.

2.4 Financial Statements; No Undisclosed Liabilities; Absence of Changes.

(a) The Company has delivered to Parent its audited, consolidated financial statements for the fiscal years 2017 and 2018, respectively and its unaudited, consolidated financial statements for the fiscal year 2019 (the “Locked-Box Accounts”) and for the three (3) month period ended June 30, 2020 (including, in each case, balance sheets, statements of profits or loss and statements of cash flows) (collectively, the “Financial Statements”), which are included as Schedule 2.4(a) of the Seller Disclosure Letter (and subject to the qualifications set forth therein). The Financial Statements (i) are, in all material respects, derived from and in accordance with the books and records of the Company and its Subsidiaries, (ii) were prepared and, where relevant, audited, and complied as to form, in accordance with Applicable Law and applicable accounting requirements with respect thereto as of their respective dates, (iii) fairly present, in all material respects, the consolidated financial condition of the Company and its Subsidiaries at the dates therein indicated and the consolidated results of operations and cash flows of the Company and its Subsidiaries for the periods therein specified (subject, in the case of unaudited interim period financial statements, to normal recurring year-end audit adjustments, none of which individually or in the aggregate will be material in amount, and changes with respect to presentation and content to reflect requirements of the Sellers) and (iv) were prepared in accordance with IFRS, except for the absence of footnotes in the unaudited Financial Statements and to the extent set forth in the Financial Statements, applied on a consistent basis throughout the periods involved.

(b) Neither the Company nor any of its Subsidiaries has any material Liabilities of any nature required to be disclosed by IFRS in the Financial Statements other than (i) those set forth or adequately provided for in the balance sheet included in the Financial Statements as of March 31, 2020 (such date, the “Company Balance Sheet Date” and such balance sheet, the “Company Balance Sheet”), (ii) those incurred in the conduct of the Company’s and its Subsidiaries’ business since the Company Balance Sheet Date in the Ordinary Course, and (iii) those incurred by the Company and its Subsidiaries in connection with the preparation, negotiation and execution of this Agreement. Except for Liabilities reflected in the Financial Statements, neither the Company nor any of its Subsidiaries has any off-balance sheet Liability of any nature to, or any financial interest in, any Third Parties or entities, the sole purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of expenses incurred by the Company and its Subsidiaries. All reserves that are set forth in or reflected in the Company Balance Sheet have been established in conformity in all material respects with IFRS consistently applied. Without limiting the generality of the foregoing, neither the Company nor any of its Subsidiaries currently guarantees any material debt or other obligation of any other Person.

(c) Schedule 2.4(c) of the Seller Disclosure Letter sets forth a true, correct and complete list of all material Company Debt as of the Company Balance Sheet Date, including, for each item of such Company Debt, the agreement governing such Company Debt and the interest rate, maturity date, any assets securing such Company Debt.

(d) Schedule 2.4(d) of the Seller Disclosure Letter sets forth the names and locations of all banks and other financial institutions at which the Company and its Subsidiaries maintain an account (whether checking, savings or otherwise), lock box or safe deposit box, and the account numbers thereof.

(e) Each of the Company and its Subsidiaries has established and maintains a system of internal accounting controls sufficient to provide reasonable assurances (i) that transactions, receipts and expenditures of the Company and its Subsidiaries are being executed and made in accordance with appropriate authorizations of management and/or the Board, (ii) that transactions are recorded as reasonably necessary (A) to permit preparation of financial statements in conformity with IFRS and (B) to maintain accountability for material assets, (iii) regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the material assets of the Company and its Subsidiaries and (iv) that the amount recorded for assets on the books and records of the Company and its Subsidiaries is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. None of the Company, its Subsidiaries’ and, to the Knowledge of the Company, any current employee or director of the Company or any of its Subsidiaries, has identified or been made aware of any fraud, whether or not material, that involves the Company’s or any of its Subsidiaries’ management or other current employees or directors of the Company or any of its Subsidiaries who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries, or any claim or allegation regarding any of the foregoing during any period covered by the Financial Statements. None of the Company nor any of its Subsidiaries and, to the Knowledge of the Company, any Representative of the Company or its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, in each case, regarding deficient accounting or material auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries, in each case, its internal accounting controls or any material inaccuracy in the Company’s or any of its Subsidiaries’ financial statements. At the Company Balance Sheet Date, there were no material contingencies made for any actual or contingent liabilities of the Company or any of its Subsidiaries, except for liabilities incurred in the Ordinary Course and the contingent liabilities disclosed in the Financial Statements. There has been no change in the Company’s or any of its Subsidiaries’ accounting policies since the Prior Transaction Date, except as described in the Financial Statements.

(f) Absence of Changes. Between the Company Balance Sheet Date and the Agreement Date, (i) the Company and its Subsidiaries have conducted the Business in the Ordinary Course, (ii) there has not occurred a Company Material Adverse Effect with respect to the Company or any of its Subsidiaries and (iii) neither the Company nor any of its Subsidiaries has done, caused or permitted any action that would constitute a breach of Sections 5.2(a), (b), (c), (e), (h), (i), (k), (r), (t), or (u) (solely with respect to any of the foregoing) if such action were taken by the Company or any of its Subsidiaries, as applicable, without the written consent of Parent, between the Agreement Date and the earlier of the termination of this Agreement and the Closing.

(g) Customer Audits. During the last three (3) years (i) no audit has been conducted by or on behalf of the Company or any of its Subsidiaries which has revealed an underpayment of royalties by any customer in excess of $15,000,000; and (ii) to the Knowledge of the Company, no customer has manipulated the average sales price (as defined in the relevant customer’s Contract with the Company or any of its Subsidiaries) of any Company Product for the purpose of reducing the royalties payable to the Company or any of its Subsidiaries.

2.5 Litigation. There is no Legal Proceeding to which the Company or any of its Subsidiaries is a party pending before any Governmental Entity, or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or, in each case, any of its assets or any of its directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or any of its Subsidiaries), except as would not be material to the Company and its Subsidiaries, taken as a whole. There is no material Order against the Company, or any of its Subsidiaries, or any of their respective assets, or, to the Knowledge of the Company, any of the Company’s or its Subsidiaries’ directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or any of its Subsidiaries). Neither the Company nor any of its Subsidiaries has any Legal Proceeding pending against any other Person, except as would not be material to the Company and its Subsidiaries, taken as a whole.

2.6 Compliance with Laws; Governmental Permits.

(a) Since the Prior Transaction Date, the Company and each of its Subsidiaries has complied in all material respects with, is not in violation in any material respect of, and has not received any material notices of material violation with respect to, Applicable Law.

(b) The Company and each of its Subsidiaries has obtained each material federal, state, county, local or foreign governmental consent, license, permit, grant or other authorization of a Governmental Entity (i) pursuant to which the Company or any of its Subsidiaries currently operates or holds any interest in any of its assets or properties or (ii) that is required for the conduct of the Business or the holding of any such interest (all of the foregoing consents, licenses, permits, grants and other authorizations, collectively, the “Company Authorizations”), and all of the Company Authorizations are in full force and effect, in each case except as would not have a Company Material Adverse Effect.

(c) None of the Company nor any of its Subsidiaries has received any notice or other communication from any Governmental Entity regarding (i) any actual or possible material violation of any Company Authorization or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or material modification of any Company Authorization, and to the Knowledge of the Company, no such notice or other communication is forthcoming. The Company and each of its Subsidiaries has materially complied with all of the terms of the Company Authorizations and none of the Company Authorizations will be terminated or impaired, or will become terminable, in whole or in part, as a result of the completion of the Transactions, in each case except as would not be material to the Company and its Subsidiaries, taken as a whole.

2.7 Title to, Condition and Sufficiency of Assets; Real Property.

(a) Each of the Company and its Subsidiaries has good and marketable title to, or valid leasehold interest in all of its and their respective material properties, and interests in material properties and assets, real and personal, reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date (except properties and assets, or interests in properties and assets, sold or otherwise disposed of since the Company Balance Sheet Date in the Ordinary Course), or, with respect to material leased properties and assets, valid leasehold interests in such properties and assets that afford the Company and each of its Subsidiaries valid leasehold possession in all material respects of the properties and assets that are the subject of such leases, in each case, free and clear of all Encumbrances, except Permitted Encumbrances.

(b) The assets and properties owned by or licensed to each of the Company and its Subsidiaries, following the completion of and after giving effect to the Reorganizations, (i) constitute all of the material assets and properties that are necessary for the Company and its Subsidiaries to conduct, operate and continue the conduct of the Business and to sell and otherwise enjoy full rights to exploitation of its material assets and properties and all products and services that are provided in connection with its material assets and properties and (ii) constitute all of the material assets and properties that are used in the conduct of the Business, without (A) the need for Parent to acquire or license any other asset or property or (B) the breach or violation of any Contract to which the Company or any of its Subsidiaries is a party (or, in each case, by which its assets are bound); provided, that, this Section 2.7(b) shall not be deemed a representation or warranty of non-infringement. “Assets and properties” shall for the purpose of the foregoing not include Intellectual Property and ICT Infrastructure.

(c) Schedule 2.7(c) of the Seller Disclosure Letter identifies each parcel of real property leased by the Company or any of its Subsidiaries with an annual rent payment of at least $1,000,000. Neither the Company nor any of its Subsidiaries currently owns any real property.

2.8 Intellectual Property.

(a) Status. Except as set forth in Schedule 2.8(a) of the Seller Disclosure Letter, the Company and its Subsidiaries have full title and exclusive ownership of all Company-Owned Intellectual Property material to the conduct of the Business and all Company Registered Intellectual Property, in each case, free and clear of any Encumbrances, other than Permitted Encumbrances. The Company and its Subsidiaries are duly licensed under, or are otherwise authorized to use, all Third-Party Intellectual Property used in the Business that is material to the Business and necessary for the conduct of the Business; provided, that, the foregoing shall not be deemed a representation or warranty of non-infringement. The Proprietary Information and Technology included in the Company Intellectual Property collectively constitutes all of the Proprietary Information and Technology necessary for the Company and its Subsidiaries’ conduct of the Business as it has been conducted in the twelve (12) months prior to the Agreement Date; provided, that, the foregoing shall not be deemed a representation or warranty of non-infringement.

(b) Company Registered Intellectual Property. Schedule 2.8(b) of the Seller Disclosure Letter sets forth a complete and accurate list of all Company Registered Intellectual Property as of the Agreement Date. Except as set forth in Schedule 2.8(b) of the Seller Disclosure Letter, each item of Company Registered Intellectual Property is, to the Knowledge of the Company, subsisting, valid and enforceable (or in the case of applications, validly applied for) and except as set forth in Schedule 2.8(b) of the Seller Disclosure Letter, in the last twelve (12) months, neither the Company nor any of its Subsidiaries has received any notice or claim pending as of the Agreement Date challenging the validity or enforceability of any Company Registered Intellectual Property.

(c) No Assistance. At no time during the conception of or reduction to practice of any of the material Company-Owned Intellectual Property was the Company or any of its Subsidiaries (i) operating under any grants related to such Company-Owned Intellectual Property from any Governmental Entity or agency, or from any university, college, other educational institution military, multi-national, bi-national or international organization or research center (each an “R&D Sponsor”), or (ii) performing (directly or indirectly) research sponsored by any R&D Sponsor. No R&D Sponsor has any claim of right to ownership of, or other Encumbrance on, any Company-Owned Intellectual Property.

(d) Invention Assignment and Confidentiality Agreements. The Company and its Subsidiaries have secured from all (i) current and former employees, consultants, advisors and independent contractors of the Company or its Subsidiaries who alone or jointly with others contributed to or participated in the conception, reduction to practice, creation or development of any Company-Owned Intellectual Property, and (ii) named inventors of patents and patent applications included in the Company-Owned Intellectual Property (any Person described in clause (i) or (ii), an “Author”), unencumbered and unrestricted exclusive ownership of, all of the Authors’ right, title and interest in and to such Company-Owned Intellectual Property (unless (A) ownership of such right, title and interest in such Company-Owned Intellectual Property is automatically vested in the Company or its Subsidiaries by operation of law, or (B) ownership of any such right, title and interest in such Company-Owned Intellectual Property are not assignable to the Company or its Subsidiaries under Applicable Law in which case the Company has obtained a perpetual, irrevocable, royalty-free license to use such rights). The Company and its Subsidiaries have at all times complied in all material respects with Applicable Laws relating to remuneration or compensation due to Authors for the assignment of Intellectual Property Rights.

(e) Confidential Information. The Company and its Subsidiaries have taken commercially reasonable steps to protect and preserve the confidentiality of all Proprietary Information and Technology that the Company and its Subsidiaries consider to be trade secrets of the Company and its Subsidiaries or that the Company or any of its Subsidiaries must keep confidential under Contracts with Third Parties (“Trade Secrets”). All current and former employees and contractors of the Company and its Subsidiaries and any Third Party having access to Trade Secrets through the Company or its Subsidiaries have executed a written agreement with the Company regarding the protection of such Trade Secrets. In the last three (3) years, there has been no material breach of confidentiality obligations on the part of the Company or any of its Subsidiaries or, to the Knowledge of the Company, with respect to Trade Secrets by any Third Party.

(f) Non-Infringement. To the Knowledge of the Company and except as alleged in Legal Proceedings listed in Schedule 2.8(f)(i) of the Seller Disclosure Letter, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any Company-Owned Intellectual Property by any Third Party. Except as alleged in Legal Proceedings listed in Schedule 2.8(f)(ii) (and with respect to patents, to the Knowledge of the Company), the operation and conduct of the Business by the Company and its Subsidiaries, does not, infringe, misappropriate or violate and has not in the last three (3) years infringed, misappropriated or violated any Third-Party Intellectual Property. Except as described in Schedule 2.8(f) of the Seller Disclosure Letter, in the past three (3) years, neither the Company nor any of its Subsidiaries has received any written notice, or is involved in a Legal Proceeding, alleging that the Company or any of its Subsidiaries has infringed, misappropriated, or violated or, by conducting the Business, would infringe, misappropriate, or violate any Third-Party Intellectual Property.

(g) Non-Contravention. Except as may be the case pursuant to Material Commercial Contracts and the Material IP Contracts made available to Parent, neither the execution and performance of this Agreement, nor the consummation of the Transactions, will result in: (i) Parent or any of its Affiliates granting to any Third Party any right to or with respect to any Intellectual Property Rights owned by, or licensed to, Acquirer or any of its Affiliates, (ii) Parent or any of its Affiliates, being bound by or subject to, any exclusivity obligations, non-compete or other restriction on the operation or scope of their respective businesses, (iii) Parent or any of its Affiliates being obligated to pay any royalties or other material amounts to any Third Party in excess of those payable by any of them, respectively, in the absence of this Agreement or the Transactions, or (iv) any termination of, or other impact to, any Company Intellectual Property.

(h) Open Source Software. The Company and its Subsidiaries have been, and are, using Open Source Materials in accordance with the Company and its Subsidiaries’ applicable open source software use policies. The Company and its Subsidiaries have not (i) incorporated into, or combined Open Source Materials with, any Company-Owned Intellectual Property or Company Products, or (ii) distributed Open Source Materials in conjunction with any Company-Owned Intellectual Property or Company Products, in each case of (i) and (ii), in such a way that creates obligations for the Company or any of its Subsidiaries to disclose the source code of any material Company-Owned Intellectual Property (excluding any Company-Owned Open Source Materials).

(i) Standards Bodies. Except as described in Schedule 2.8(i) of the Seller Disclosure Letter, (i) neither the Company nor any of its Subsidiaries is, nor has been since the Prior Transaction Date, a member of, or a contributor to, any industry standards organization, body, working group, or similar organization, and (ii) neither the Company nor any of its Subsidiaries, nor any Company-Owned Intellectual Property is subject to any licensing, assignment, contribution, disclosure, or other requirements or restrictions of any industry standards organization, body, working group, or similar organization in which the Company or any of its Subsidiaries is or has since the Prior Transaction Date been a member or contributor.

(j) Information Technology. The ICT Infrastructure constitutes all the information and communications technology infrastructure and other systems reasonably necessary to carry on the Business as conducted in the twelve (12) months prior to the Agreement Date. The Company’s and its Subsidiaries’ ICT Infrastructure is free from defects and bugs, and substantially conforms to the applicable specifications, documentation, and samples therefor, except as would not be materially adverse to Business of the Company and its Subsidiaries taken as a whole.

2.9 Data Privacy and Security.

(a) The Company’s and its Subsidiaries’ data, privacy and security practices and processing of Personal Data comply in all material respects with the Privacy Laws. Neither the execution, delivery and performance of this Agreement will cause, constitute, or result in a breach or violation of any Privacy Laws.

(b) The Company and its Subsidiaries have established and maintain appropriate technical, physical and organizational measures in compliance in all material respects with all data security requirements under the Privacy Laws.

(c) Neither the Company nor any of its Subsidiaries have received or experienced any Legal Proceeding, Order, warrant, regulatory opinion, audit result or written notice from a Governmental Entity or any other Person in the last three (3) years: (i) alleging or confirming material non-compliance with a relevant requirement of Privacy Laws; or (ii) giving notice of any Governmental Entity’s investigation, requisition of information from, or intention to enter the premises of, the Company or any of its Subsidiaries with respect to alleged or confirmed material non-compliance with a relevant requirement of Privacy Laws.

(d) During the last three (3) years, (i) no material security incident, including, but not limited to, malware, ransomware, virus, compromise of credentials, denial-of-service attack, unauthorized intrusion, violation of any data security policy, breach, or unauthorized access in relation to ICT Infrastructure, Confidential Information, Intellectual Property or Personal Data in the Company’s or any of its Subsidiaries’ possession, custody or control has occurred and (ii) no data breach has occurred for which the Company or any of its Subsidiaries has been required under Privacy Laws to notify a Governmental Entity or any other Person.

2.10 Taxes.

(a) With respect to each Tax year that remains open under the applicable statutes of limitations, the Company and each of its Subsidiaries (i) has duly and timely filed or caused to be filed with the appropriate Tax Authority all income and other material Tax Returns required to be filed by, or with respect to, such entity, and (ii) has timely paid all material Taxes due and owing (whether or not shown on any Tax Return). All such Tax Returns are true, complete and accurate in all material respects and have been prepared in compliance with Applicable Law. There are no Encumbrances for Taxes upon any material property or assets of the Company or any of its Subsidiaries other than statutory Encumbrances for Taxes not yet due and payable.

(b) The Company has delivered to Parent true, correct and complete copies of all income and other material Tax Returns, examination reports and statements of deficiencies, adjustments and proposed deficiencies and adjustments in respect of the Company and any of its Subsidiaries since January 1, 2017.

(c) The unpaid Taxes of the Company and its Subsidiaries did not, as of the Company Balance Sheet Date, exceed the reserve for Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Company Balance Sheet (rather than in any notes thereto). Neither the Company nor any of its Subsidiaries has any Liability for unpaid Taxes accruing after the Company Balance Sheet Date except for Taxes arising in the Ordinary Course following the Company Balance Sheet Date.

(d) No material deficiencies for Taxes with respect to the Company or any of its Subsidiaries have been claimed, proposed or assessed in writing by any Tax Authority, which have not been withdrawn or settled. There is no current, pending or threatened in writing audit, assessment, Tax controversy or other proceeding or actions in respect of Taxes of the Company or any of its Subsidiaries and (ii) no agreement to or otherwise any extension of time for filing any income or other material Tax Return with respect to the Company or any of its Subsidiaries (other than automatic extensions for time to file any income Tax Returns that are obtained in the Ordinary Course). With respect to each Tax year that remains open under the applicable statutes of limitations, neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or has requested in writing or agreed in writing to any extension of time with respect to a Tax assessment or deficiency (other than as a result of an automatic extension of time to file any income Tax Return that is obtained in the Ordinary Course). No written claim has ever been made by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction that would be covered by or the subject of such Tax Return.

(e) With respect to each Tax year that remains open under the applicable statutes of limitations, the Company and each of its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholders of the Company (or any of its Subsidiaries) or any other Person. The Company and each of its Subsidiaries is in material compliance with, and its records contain all information and documents necessary to comply with, all applicable information reporting and withholding requirements under all Applicable Law.

(f) The Company and each of its Subsidiaries is duly registered for the purposes of VAT and has complied in all material respects with all requirements concerning VAT. The Company has (and each of its Subsidiaries has) (i) not made any exempt transactions and there are no circumstances by reason of which there might not be an entitlement to full credit of all VAT chargeable or paid on inputs, supplies, and other transactions and imports made by it; (ii) collected and timely remitted to the relevant Tax Authority all output VAT which it is required to collect and remit under any Applicable Law; and (iii) not received a refund for input VAT to which it is not entitled under any Applicable Law.

(g) All documents which (i) are required to be stamped or are subject to a stamp, registration, transfer or similar Tax and are in the possession of the Company or its Subsidiaries, or (ii) are necessary to establish the title of the Company or any of its Subsidiaries to any asset or to enforce any rights and in respect of which any stamp duty, registration, transfer or similar Tax is payable (whether as a condition to validity, registrability, transferability or otherwise), have been duly stamped or such stamp, registration, transfer or similar Tax has been paid in respect of such documents.

(h) Neither the Company nor any of its Subsidiaries has been a party to a transaction that is or is substantially similar to a “listed transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b), or any other transaction requiring disclosure under analogous provisions of state, local or foreign Tax law (including, for the avoidance of doubt, Council Directive (EU) 2018/822 amending Directive 2011/16/EU).

(i) During the Tax years that remain open under the applicable statutes of limitations, neither the Company nor any of its Subsidiaries has been party to or bound by any Tax sharing, Tax indemnity, Tax allocation agreement or similar Contract (other than such an agreement (1) solely by and between the Company and/or its Subsidiaries or (2) entered into in the Ordinary Course and the principal subject of which is not Taxes), and neither the Company nor any of its Subsidiaries has any Liability or potential Liability to another party under any such Agreement.

(j) With respect to Tax years that remain open under the applicable statutes of limitations, neither the Company nor any of its Subsidiaries nor, in each case, any predecessor thereof is or has been a member of a consolidated, combined, unitary or aggregate group filing a consolidated federal income Tax Return or any similar group for federal, state, local or foreign Tax purposes (other than any such group consisting solely of the Company and/or any of its Subsidiaries). Neither the Company nor any of its Subsidiaries has any liability for Taxes of any Person (other than Taxes of the Company or its Subsidiaries) (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), (ii) as a transferee or successor, (iii) by Contract (other than Contracts entered into in the Ordinary Course not relating primarily to Taxes) or (iv) otherwise.

(k) Neither the Company nor any of its Subsidiaries is, or will become, liable to make to any person (including any Tax Authority) any payment in respect of any liability to Tax (other than VAT) which is primarily or directly chargeable against, or attributable to, any other person (other than the Company or any of its Subsidiaries).

(l) Neither the Company nor any of its Subsidiaries has entered into any agreement or arrangement with a Tax Authority (being an agreement or arrangement not based on a strict application of law) or benefits from any preferential Tax regime or has been granted any concession by a Tax Authority (other than a formal published extra statutory concession available generally to taxpayers) concerning its liability to Tax.

(m) The Company for itself and for each of its Subsidiaries has provided to Parent all documentation relating to, and is in full compliance with all terms and conditions of, any applicable Tax exemption, Tax holidays, Tax incentives or other Tax reduction agreement or order that is currently in effect.

(n) With respect to Tax years that remain open under the applicable statutes of limitations, all documentation related to the provision of any property or services by or to the Company or any of its Subsidiaries required by Section 6662 of the Code (or any similar provision of UK law) has been timely prepared or obtained, and if necessary, retained.

(o) The Company is classified as a corporation for U.S. federal income tax purposes under Treasury Regulations Section 301.7701-3. Schedule 2.10(o) of the Seller Disclosure Letter sets forth the United States federal income tax classification of each Subsidiary of the Company (i) which was formed in the United States or (ii) which has filed an IRS Form 8832 at any time prior to the Closing.

(p) Neither the Company nor any of its Subsidiaries (i) has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, nor (ii) has ever filed or been the subject of an election pursuant to Section 897(i) of the Code. Neither the Company nor any non-United States Subsidiary of the Company owns any United States real property or any legal or beneficial interests in any United States real property.

(q) None of the Company nor any of its Subsidiaries or predecessors by merger or consolidation has been a party to any transaction that qualified or was intended to qualify under Section 355 of the Code.

(r) Neither the Company nor any of its Subsidiaries has participated in, or is participating in, an international boycott within the meaning of Section 999 of the Code.

(s) No power of attorney with respect to any Taxes of the Company or any of its Subsidiaries has been executed or filed with any Tax Authority that remains outstanding (except, in the case of a Subsidiary, in favor of the Company or another Subsidiary).

(t) Neither the Company nor any of its Subsidiaries is a partner for Tax purposes with respect to any joint venture, partnership, or other arrangement or Contract that is treated as a partnership for Tax purposes.

(u) Neither the Company nor any of its Subsidiaries will be required to include any material item of income or gain in, or exclude any material item of deduction or loss from, taxable income for or otherwise be liable for Tax in any period (or any portion thereof) ending after the Closing Date as a result of any transaction, income or gain attributable to any period (or portion thereof) ending on or prior to the Closing Date, installment sale or other transaction on or prior to the Closing Date, any accounting method change or agreement with any Tax Authority filed or made on or prior to the Closing Date, any prepaid amount received on or prior to the Closing, or any intercompany transaction or excess loss account described in Section 1502 of the Code (or any corresponding provision of state, local or foreign Tax law) with respect to transactions on or prior to the Closing Date. Neither the Company nor any of its Subsidiaries has elected pursuant to Section 965(h) of the Code to pay net tax liability in installments.

(v) In respect of the Company and/or its Subsidiaries (to the extent within the charge to UK corporation tax), amounts received, deemed to be received, or which are recognized, or imputed/adjusted under transfer pricing principles, in connection with the 2018 IP Licence Agreement, (i) constitute “relevant IP income” of a trade, (ii) the Company and/or relevant Subsidiaries each constitute a “qualifying company” within the meaning of Part 8A of the Corporation Tax Act 2010, (iii) at the Agreement Date there are no facts or circumstances that would be reasonably likely to cause such amounts deemed to be received, or which are recognized, or imputed/adjusted under transfer pricing principles, to be assessed for UK tax purposes on a different basis, in respect of future accounting periods, and in such amounts as do not correspond to the actual amounts (up-front payments) received with respect to the 2018 IP Sale, and (iv) at the Agreement Date there are no facts or circumstances that would be reasonably likely to cause such deemed amounts to be brought into account for tax purposes as trading income in an amount exceeding $39,000,000 for any accounting period of the Company/relevant Subsidiary ending after Closing.

(w) Neither the Company nor any of its Subsidiaries (i) has either agreed or is required to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise or (ii) has made any of the foregoing elections, or is required to apply any of the foregoing rules, under any comparable state or local Tax provision.

(x) With respect to Tax years that remain open under the applicable statutes of limitations, neither the Company nor any of its Subsidiaries has engaged in any “extraordinary disposition” or “extraordinary reduction” as such terms are defined in Treasury Regulations Section 1.245A-5, nor is a successor to any “extraordinary disposition account” pursuant to Treasury Regulations Section 1.245A-5.

(y) Neither the Company nor any of its Subsidiaries is or has been treated as an “expatriated entity” or “surrogate foreign corporation” under Section 7874 of the Code. Neither the Company nor any of its Subsidiaries is or has at any time been a corporation treated as a domestic corporation pursuant to Section 7874 of the Code.

(z) No Subsidiary of the Company that is a foreign corporation owned within the meaning of Section 958(a) by a United States Subsidiary of the Company owns United States property within the meaning of Section 956 of the Code.

(aa) The Company has never been a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of state, local or foreign law). Since January 1, 2018, no Subsidiary of the Company that is classified as a domestic corporation for United States federal income tax purposes has owned (within the meaning of Section 958(a) of the Code) an equity interest in a controlled foreign corporation.

(bb) The payments of the License Consideration and the Deposited Amount made pursuant to Section 1.2(a)(i) are not subject to U.S. federal withholding Tax.

(cc) As payee of the License Consideration, the Company has provided a valid applicable IRS Form W-8BEN-E to Parent, establishing that the Company is qualified for the full benefits of the income tax treaty between the United States and the United Kingdom. The Company has no obligation to disburse the License Consideration to which it is entitled under Section 1.2(a)(i) to SoftBank.

2.11 Employee Benefit Plans and Employee Matters.

(a) Other than as listed in Schedule 2.11(a) of the Seller Disclosure Letter, to the extent that an employment agreement was entered into, all current and former employees of the Company or its Subsidiaries have signed an employment agreement substantially in one of the forms delivered or made available to Parent. Except as listed in Schedule 2.11(a) of the Seller Disclosure Letter, as of September 9, 2020, to the Knowledge of the Company no current management-level employee has given notice to, or intends to, terminate employment with the Company and/or applicable Subsidiary. Other than as listed in Schedule 2.11(a) of the Seller Disclosure Letter, all U.S. Employees are terminable at will without liability to the Company or any Subsidiary.

(b) Except as would not reasonably be expected to cause material Liability to the relevant engaging entity of such Person, all current and former Persons providing services to the Company or any of its Subsidiaries were and are rightly classified as independent contractors, consultants or employees and all current and former employees were and are rightly classified as “exempt” or “non-exempt” for all purposes (including for purposes of Company Employee Plans) and no current or former consultant agreements contain provisions which state that an employer-employee relationship exists between such Persons and the Company or the applicable Subsidiary thereof. Except as listed in Schedule 2.11(b) of the Seller Disclosure Letter, neither the Company nor any of its Subsidiaries engages any personnel through manpower agencies.

(c) Schedule 2.11(c)(i) of the Seller Disclosure Letter contains a complete and accurate list of all material Company Employee Plans; provided, however, that, Schedule 2.11(c)(i) of the Seller Disclosure Letter need not list (i) individualized Contracts with respect to Company Equity Awards that are consistent in all material respects with a standard form of award agreement under the applicable Company Equity Plan, (ii) individual employment, individual consulting, repatriation or expatriation agreements or management Contracts that are consistent in all material respects with a standard form of employment, individual consulting, repatriation or expatriation agreement or management agreement, in each case; provided, that, the form of such agreement is disclosed on Schedule 2.11(c) of the Seller Disclosure Letter and has been provided to Parent, or (iii) participant loans permitted under a plan intended to be Tax-qualified under Section 401(a) of the Code. For purposes of this Agreement, “Company Employee Plans” means, collectively, all “employee benefit plans” (within the meaning of Section 3(3) of ERISA) and: (i) all share option, share purchase, phantom share, share appreciation right, restricted share unit, sabbatical, medical, dental, vision care, disability, employee relocation, life insurance or accident insurance plans, programs or arrangements; (ii) all bonus, pension, profit sharing, savings, change of control, retention, severance, repatriation, expatriation, retirement, deferred compensation or incentive plans (including cash incentive plans), programs or arrangements; and (iii) all other contractual fringe or employee benefit plans, programs or arrangements, in each case; and (iv all employment agreements for the U.S. Employees, (A) that is maintained, sponsored or contributed to by the Company or any of its Subsidiaries for the benefit of any present or former employee, individual consultant, individual independent contractor or director thereof or (B) as to which the Company or any of its Subsidiaries have incurred any unsatisfied liabilities or obligations but (C) excluding plans, programs or arrangements (1) that are sponsored or maintained by a Governmental Entity, (2) that are sponsored or maintained by a Person other than the Company or any of its Subsidiaries pursuant to a collective bargaining agreement, works council arrangement or other labor union Contract (provided, that, this clause (2) shall apply only with respect to plans, programs and arrangements in which all participants are employed or engaged outside of the United States), (3) with respect to which the employer’s sole obligation is to make contributions in the form of payroll or other Taxes, or (4) dedicated primarily to ISG and/or the TD Entities and assumed in their entirety (including with respect to all obligations and Liabilities thereunder) by Sellers or their Affiliates (other than the Company or its Subsidiaries) in the Reorganizations. Except as disclosed in Schedule 2.11(c)(ii) of the Seller Disclosure Letter, neither the Company nor any of its Subsidiaries has any plan or commitment to adopt or enter into any additional material Company Employee Plan or to amend or terminate any existing material Company Employee Plan. Neither the Company nor any of its Subsidiaries is, or has at any time been, the employer or “connected with” or an “associate of” (as those terms are used in the Pensions Act 2004 of the United Kingdom) the employer of a United Kingdom defined benefit pension plan.

(d) The Company has provided or made available to Parent a true, correct and complete copy of the following with respect to each material Company Employee Plan, as applicable: (i) the Company Employee Plan document or a written description of the material terms thereof; (ii) all material documents related to any Company Employee Plan maintained primarily for the benefit of employees within the United States or the United Kingdom (including the most recent trust deeds and documents, insurance policies, summary plan descriptions, determination or opinion letters from any applicable Governmental Entity (including with respect to any Company Employee Plan intended to be Tax-qualified), actuarial reports, and financial statements); (iii) all standard forms of offer letters, employment agreements and severance agreements in use as of the Agreement Date; (iv) all standard forms of confidentiality or inventions assignment agreements between Company Employees or current or former individual consultants and the Company or any of its Subsidiaries in use as of the Agreement Date; (v) all forms of bonus plans and any form award agreement thereunder in use as of the Agreement Date; (vi) an employee census containing details of outstanding bonus commitments made to Company Employees; (vii) all material employee manuals and handbooks in use by the Company or any of its Subsidiaries as of the Agreement Date; and (viii) all material agreements with senior management level employees of the Company or any of its Subsidiaries. The Company will provide or make available to Parent all material documents related to any Company Employee Plan that is maintained primarily for the benefit of employees based outside the United States and the United Kingdom (including the most recent trust deeds and documents, insurance policies, summary plan descriptions, determination or opinion letters from any applicable Governmental Entity (including with respect to any such Company Employee Plan intended to be Tax-qualified), actuarial reports, and financial statements) as soon as reasonably practicable, and in any event no later than sixty (60) days after the date of this Agreement. Neither the Company nor any of its Subsidiaries has or would reasonably be expected to have any material liabilities or obligations arising under or relating to material documents related to any Company Employee Plans described in the immediately preceding sentence.

(e) Each Company Employee Plan intended to be Tax-qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the Internal Revenue Service as to its Tax-qualified status, and there are no facts or circumstances that would be reasonably likely to adversely affect the qualification of any Company Employee Plan intended to be Tax-qualified (including under Section 401(a) of the Code). Each trust established in connection with any Company Employee Plan which is intended to be exempt from taxation under Section 501(a) of the Code is exempt, and there are no facts or circumstances that would be reasonably likely to adversely affect such exemption.

(f) No Company Employee Plan is, and neither the Company nor any ERISA Affiliate thereof contributes to, has at any time in the previous six (6) years contributed to or has any liability or obligation, whether fixed or contingent, with respect to (i) a multiemployer plan, as defined in Section 3(37) of ERISA, (ii) a single employer plan or other pension plan that is subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code, (iii) a multiple employer plan (within the meaning of Section 413(c) of the Code), (iv) a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA), or (v) voluntary employee benefit association under Section 501(a)(9) of the Code. No liability under Title IV of ERISA has been or, to the Knowledge of the Company, is reasonably expected to be incurred by the Company or any of its Subsidiaries. The Company and each of its ERISA Affiliates are in compliance in all material respects with (x) the applicable requirements of Section 4980B of the Code and any similar state law, and (y) the applicable requirements of the Patient Protection and Affordable Care Act of 2010, as amended.

(g) Each Company Employee Plan has been maintained, operated, administered and funded in accordance with its material terms and in compliance in all material respects with all Applicable Law (including ERISA and the Code). All payments, benefits, premiums and contributions related to any Company Employee Plan have been timely made or paid in full on or before their due dates or, to the extent not yet due, properly accrued on the Company’s latest financial statements in accordance with the terms of the Company Employee Plan, Applicable Law and applicable accounting standards. Except as would not be material to the Company and its Subsidiaries, taken as a whole, no Legal Proceeding has been brought, or to the Knowledge of the Company, is threatened, against or with respect to any such Company Employee Plan, including any audit or inquiry by any Tax Authority or Governmental Entity. With respect to each Company Employee Plan, (i) no breaches of fiduciary duty or other failures to act or comply in connection with the administration or investment of the assets of such Company Employee Plan have occurred, (ii) no lien has been imposed under Applicable Law, (iii) no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) has occurred and (iv) neither the Company nor any of its Subsidiaries have made any filing in respect thereof under the Employee Plans Compliance Resolution System, the U.S. Department of Labor Delinquent Filer Program or any other voluntary correction program. Neither the Company nor any of its Subsidiaries has any obligation or liability to provide, whether under a Company Employee Plan or otherwise, post-termination or post-retirement life, health or welfare benefits to any person (other than as required under Section 4980B of the Code or other similar Applicable Law). The obligations of all material Company Employee Plans that provide health, welfare or similar insurance are fully insured by third-party insurers.

(h) The Company and each of its Subsidiaries is and has been in compliance in all material respects with all Applicable Law with respect to employment, discrimination in employment, terms and conditions of employment, employee benefits, worker classification, wages, pay slips, working hours, overtime and overtime payments, working during rest days, social benefits contributions, termination and severance payment, engaging employees through service providers (including manpower employees and outsourcing employees), collective bargaining, occupational safety and health and employment practices and immigration. The Company and its Subsidiaries maintain accurate and complete Form I-9s with respect to each of their current and former employees residing or working in the United States in accordance with Applicable Law concerning immigration and employment eligibility verification obligations.

(i) The Company and its Subsidiaries have paid in full to all Company Employees, independent contractors and consultants all wages, salaries, commissions, bonuses, benefits and other compensation accrued and due to or on behalf of such employees, independent contractors and consultants. To the Knowledge of the Company, there are no pending material claims by any Company Employee against the Company or any of its Subsidiaries under any workers compensation plan or policy or for long term disability. Except as listed on Schedule 2.11(i) of the Seller Disclosure Letter, neither the Company nor any of its Subsidiaries has received written notice of complaints, charges or claims against the Company or any of its Subsidiaries and there are no unfair labor practices, controversies, charges, claims or Legal Proceedings pending or, to the Knowledge of the Company, threatened, by or before any Governmental Entity or based on, arising out of, in connection with the employment or termination of employment or failure to employ by the Company or any of its Subsidiaries of any individual or between the Company or any of its Subsidiaries and any of its current or former employees, independent contractors and consultants, where the liability to the Company or its relevant Subsidiary for any such matter would reasonably be expected to be in excess of $1,000,000.

(j) Other than as listed in Schedule 2.11(j) of the Seller Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, works council arrangement or other written labor union Contract, no collective bargaining agreement is being negotiated by the Company or any of its Subsidiaries, and, to the Knowledge of the Company, no labor organization has attempted to negotiate a collective bargaining agreement with the Company or any of its Subsidiaries in the past three (3) years. Other than as listed in Schedule 2.11(j) of the Seller Disclosure Letter, there are no labor organizations representing, and to the Knowledge of the Company there are no labor organizations purporting to represent or seeking to represent any current Company Employees. Other than as listed in Schedule 2.11(j) of the Seller Disclosure Letter, to the Knowledge of the Company, there are no activities or proceedings of any labor union to organize the current Company Employees. There is no labor dispute, strike or work stoppage against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened that may interfere with the conduct of the Business, and none has occurred within the past three (3) years.

(k) In the past three (3) years, neither the Company nor any of its Subsidiaries has effectuated a “plant closing” or “mass layoff” affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business in which there was a sufficient number of employment terminations to trigger the application of any state, local or foreign law or regulation regarding advanced notice or consultation for mass layoffs or collective redundancies.

(l) Except as contemplated by this Agreement or as may be required in order to implement the Reorganizations, no terminations prior to the Closing Date in relation to the Transactions have triggered or would trigger any notice, consultation, reporting or other obligations under any Applicable Law governing “collective redundancy” or “layoff” (including the Worker Adjustment Retraining and Notification Act of 1988, as amended, and any similar state or local law).

(m) Except as required pursuant to or contemplated by this Agreement or an Offer Letter, neither the execution, delivery and performance of this Agreement, nor the completion of the Transactions, alone or together with any other event whether contingent or otherwise (including any termination of service), will (i) result in any payment or benefit (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due or payable, or required to be provided by the Sellers, the Company or any of its

Subsidiaries to any current or former employee, director, individual independent contractor or individual consultant of the Company or any of its Subsidiaries, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided by the Sellers, the Company or any of its Subsidiaries to any current or former employee, director, individual independent contractor or individual consultant of the Company or any of its Subsidiaries, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, (iv) increase the amount of compensation due to any Person by the Company or any of its Subsidiaries or (v) result in the forgiveness in whole or in part of any outstanding loans made by the Company or any of its Subsidiaries to any current or former employee, director, individual independent contractor or consultant of the Company or any of its Subsidiaries.

(n) Except as listed in Schedule 2.11(n) of the Seller Disclosure Letter, within the last two (2) years, no Company Employee has transferred into employment with the Company or any of its Subsidiaries by means of a relevant transfer pursuant to the Acquired Rights Directive pursuant to EC Directive no. 2001/23 dated March 12, 2001, as amended from time to time, or domestic legislation implementing such directive into the national Applicable Law of any country in the EEA, as amended from time to time, or any legislation that has substantially the same effect in any country outside the EEA.

(o) There have not been in the past three (3) years any findings, against any current or former director, officer, employee or other service provider of the Company or any of its Subsidiaries wherein such individual was found to have engaged in harassment, sexual harassment, discrimination or similar misconduct in connection with such Person’s employment, engagement or appointment by the Company or any of its Subsidiaries, and no such allegation is pending against any current director or officer, or, to the Knowledge of the Company, threatened, nor has any such allegation in the last three (3) years resulted in the Company entering into a settlement agreement with such Person related to such allegation.

(p) Except as listed in Schedule 2.11(p) of the Seller Disclosure Letter, since January 1, 2020, as related to the COVID-19 pandemic, neither the Company nor any of its Subsidiaries has (i) taken any material action with respect to the Company Employees, including implementing workforce reductions, terminations, furloughs or material changes to compensation, benefits or working schedules, or changes to Company Employee Plans, or (ii) applied for or received loans, deferred Taxes or claimed any Tax credits under any Applicable Law, regulation, Order or directive issued by any Governmental Entity or public health agency, and in any case, none of the foregoing actions are reasonably anticipated.

(q) Each Company Employee Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code (if any) has been, at all relevant times, operated and maintained, in all material respects, in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder, such that no Taxes or interest will be due and owing in respect of such Company Employee Plan failing to be in compliance therewith.

(r) Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, either alone or in combination with another event (whether contingent or otherwise) will result in any “excess parachute payment” under Section 280G of the Code (or any corresponding provision of state, local, or foreign Tax law). Neither the Company nor any of its Subsidiaries has any obligation to gross up any excise Taxes under Section 280G or Section 4999 of the Code.

2.12 Interested-Party Transactions. None of the Sellers or Affiliates, directors or officers of the Sellers or officers and directors of the Company or any of its Subsidiaries and, to the Knowledge of the Company, none of the other employees of the Company and its Subsidiaries (collectively, the “Interested Parties”), (i) has any direct or indirect ownership, participation, royalty or other financial interest in, or is an officer, director, employee of or consultant or contractor for any firm, partnership, entity or corporation that competes with, or does business with, or has any contractual arrangement with, the Company or any of its Subsidiaries (except with respect to any interest in less than 5% of the equity shares then in issue of any corporation whose equity shares are publicly traded), (ii) is a party to, or to the Knowledge of the Company, otherwise has a direct or indirect financial interest in, any Contract to which the Company or any of its Subsidiaries are a party or by which the Company or any of its Subsidiaries or any of their respective assets are bound, except for normal compensation for services as an officer, director or employee thereof, or (iii) has any financial interest in any property, real or personal, tangible or intangible that is used in, or that relates to, the Business, except for the rights of the Sellers in their capacity as shareholders of the Company. All amounts (a) payable by the Company or its Subsidiaries to the Sellers and their Affiliates and (b) payable by the Sellers and their Affiliates to the Company or its Subsidiaries, in each case at or prior to the Closing, are set forth on Schedule 2.12 of the Seller Disclosure Letter. To the Knowledge of the Company, since the Prior Transaction Date all material transactions between the Company and the Interested Parties that require approval pursuant to the Organizational Documents or Contracts have been approved in accordance with such requirements.

2.13 Insurance. The Company and each of its Subsidiaries are, and continually since the later of the Prior Transaction Date or the date of acquisition by the Company with respect to any Company Subsidiary, have been, insured against such losses and risks and in such amounts as are customary in the businesses in which they are engaged, except where the failure to be so insured would not be material to the business of the Company and its Subsidiaries, as a whole. There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been timely paid and the Company and each of its Subsidiaries is otherwise in material compliance with the terms of such policies and bonds. All such policies and bonds remain in full force and effect, and the Company has no Knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

2.14 Books and Records. The Company has provided to Parent true, correct and complete copies in all material respects of (i) all documents identified on the Seller Disclosure Letter, (ii) the Organizational Documents, (iii) the materially complete minute books since the Prior Transaction Date containing records of all meetings and written consents of the Board (or the equivalent body of each of its Subsidiaries) and committees of the Board (or the equivalent body of each of its Subsidiaries) and (iii) the Company’s register of members and all share option and warrant grants and agreements of the Company and each of its Subsidiaries. There has not been any material violation of any of the provisions of the Organizational Documents, including all amendments thereto, and the Company has not taken any action that is inconsistent in any material respect with any resolution adopted by the shareholders or the Board. The books, records and accounts of the Company and its Subsidiaries (A) are true, correct and complete in all material respects, (B) have been maintained in conformity in all material respects with reasonable business practices on a basis consistent with prior years, and (C) are stated in reasonable detail.

2.15 Material Contracts.

(a) Schedules 2.15(a)(i) through (xvi) of the Seller Disclosure Letter set forth a complete and accurate list of all Contracts to which the Company or any of its Subsidiaries is a party or to which the Company or its Subsidiaries or the Business is otherwise bound that fall into the following categories (collectively, the “Material Contracts”):

(i) any Contract (A) with a Significant Customer pursuant to which the Company or any of its Subsidiaries has received cumulative revenue in excess of $15,000,000 in fiscal year 2019; or (B) with a Significant Supplier pursuant to which the Company or any of its Subsidiaries has cumulative expenditures in excess of $15,000,000 in fiscal year 2019 (collectively under (A) and (B), the “Material Commercial Contracts”);

(ii) any Contract (other than a Company Employee Plan, a Material Commercial Contract or a Contract that is a lease) providing for payments by or to the Company or any of its Subsidiaries (or under which the Company or any of its Subsidiaries has made or received such payments) in fiscal year 2019 in an annual aggregate amount of $15,000,000 or more, and in the case of a Contract that is a lease, in an annual aggregate amount of $1,000,000 or more;

(iii) (A) any joint venture Contract, (B) any Contract that involves a sharing of revenues, profits, cash flows, expenses or losses with other Persons and (C) any Contract that involves the payment by the Company or any of its Subsidiaries of royalties to any other Person, other than Contracts with respect to Generally Available Software;

(iv) any written Contract with any labor union or any collective bargaining agreement or similar Contract with its employees;

(v) any Contract (A) pursuant to which any other party is granted exclusive rights or “most favored party” rights of any type or scope with respect to any of the Company Products or material Company-Owned Intellectual Property; (B) that materially limits or purports to materially limit the ability of the Company or any of its Subsidiaries, or, upon the consummation of the Transactions, Parent or any Subsidiary of

Parent, to compete with any Person, in any line of business, market or field, or develop, sell, supply, manufacture, market, distribute, or support any material product or service, or to make use of any material Company-Owned Intellectual Property including any grants by the Company or its Subsidiaries of exclusive rights or licenses, in each case, in any geographic area or during any period of time; and (C) containing any “take or pay,” minimum commitments or similar provisions;

(vi) any standstill or similar agreement containing provisions prohibiting a Third Party from purchasing Equity Interests of the Company or its Subsidiaries or, in each case, the assets of the Company or its Subsidiaries or otherwise seeking to influence or exercise control over the Company or any of its Subsidiaries;

(vii) all Contracts under which any material Intellectual Property is licensed, assigned or transferred to the Company or any of its Subsidiaries by a Third Party, other than (A) Contracts for the license or sale of Company Products or Intellectual Property in the Ordinary Course, (B) Contracts for the in-license of Generally Available Software or Open Source Materials, (C) permitted use rights to confidential information in nondisclosure agreements granting a limited right to use confidential information subject to customary protections to preserve confidentiality and proprietary rights and entered into in the Ordinary Course, and (D) employee invention assignment agreements and consulting agreements with Authors on the Company’s or any of its Subsidiaries’ standard form of agreement, copies of which have been provided to Parent, or a substantially similar agreement (the “Material IP Contracts”);

(viii) any Contract pursuant to which any material Company-Owned Intellectual Property is licensed (whether or not such license is currently exercisable), sold, assigned or otherwise conveyed or provided to a Third Party by the Company or any of its Subsidiaries, or pursuant to which the Company or any of its Subsidiaries has agreed not to enforce any material Company-Owned Intellectual Property against any Third Party, in each case, excluding (A) Contracts for the license or sale of Company Products or Intellectual Property in the Ordinary Course, (B) permitted use rights to confidential information in a nondisclosure agreement granting a limited right to use confidential information subject to customary protections to preserve confidentiality and proprietary rights, entered into in the Ordinary Course, and (C) employee invention assignment agreements and consulting agreements with Authors on the Company’s or any of its Subsidiaries’ standard form of agreement, copies of which have been provided to Parent, or a substantially similar agreement;

(ix) any Contract providing for the development of any material Intellectual Property, independently or jointly, either by or for the Company or any of its Subsidiaries (other than employee invention assignment agreements and consulting agreements with Authors on the Company’s or any of its Subsidiaries’ standard form of agreement, copies of which have been provided to Parent);

(x) any settlement agreement with respect to any Legal Proceeding or any co-existence agreement in either case entered into since the Prior Transaction Date, which will after the Agreement Date (A) involve payments of consideration in excess of $5,000,000 or (B) impose material non-monetary obligations to any other Person outside the Ordinary Course;

(xi) any trust indenture, mortgage, promissory note, loan agreement or other Contract for Company Debt, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with IFRS;

(xii) any Contract of guarantee, surety, support, indemnification (other than in the Ordinary Course), assumption or endorsement of, or any similar commitment with respect to, the Liabilities or indebtedness of any other Person;

(xiii) any individual Contract for capital expenditures in excess of $20,000,000 in the aggregate;

(xiv) any Contract entered into since the Prior Transaction Date pursuant to which the Company or any of its Subsidiaries has acquired a business or entity, or assets of a business or entity, whether by way of merger, consolidation, purchase of shares, purchase of assets, assets lease or license or otherwise, or any Contract pursuant to which it has any material ownership interest in any other Person, in each case if such Contract involved payments by the Company or any of its Subsidiaries in excess of $50,000,000;

(xv) any Contract entered into since the Prior Transaction Date with any Governmental Entity, including any indefinite delivery/indefinite quantity contract, firm-fixed-price contract, schedule contract, blanket purchase agreement, or task or delivery order, involving payments to the Company and its Subsidiaries in excess of $5,000,0000 in the aggregate; and

(xvi) any Contract with a customer (A) which is an ARM CPU architecture license agreement or GPU license agreement (provided that the Seller Disclosure Letter need not include a complete list of all such GPU license agreements); or (B) which is disclosed or required to be disclosed in respect of Section 2.8(g).

(b) Except as would not reasonably be expected to be material to the business of the Company and its Subsidiaries, as a whole, (i) each of the Company and its Subsidiaries has performed all of the obligations required to be performed by it and is entitled to all benefits under, and is not alleged to be in default in respect of, any Material Contract; (ii) each of the Material Contracts is in full force and effect, subject only to the effect, if any, of applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and rules of law governing specific performance, injunctive relief and other equitable remedies; and (iii) there exists no default or event of default or event, occurrence, condition or act, with respect to either the Company or its Subsidiaries or to the Knowledge of the Company, with respect to any other contracting party, that, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (A) become a default or event of default under any Material Contract or (B) give any Third Party (1) the right to declare a default or exercise any remedy under any Material Contract, (2) the right to accelerate the maturity or performance of any obligation of the Company or its Subsidiaries under any Material Contract or (3) the right to cancel, terminate or modify any Material Contract. Neither the Company nor any of its Subsidiaries has received any notice or other written communication regarding any material violation or breach of, default under, or intention to cancel or materially modify any Material Contract. True, correct and complete copies of all Material Contracts (other than GPU license agreements referred to in Section 2.15(a)(xvi)(A)) have been provided to Parent.

2.16 Brokers and Transaction Fees. Neither the Company, any of its Subsidiaries, nor any of their respective officers, directors, employees or Affiliates has employed or made any agreement, contract, arrangement or understanding with any broker, finder, financial adviser, investment banker or similar agent or any Person, that will result in the obligation of the Company, any of its Subsidiaries, Parent or Acquirer or any of their respective Affiliates to pay a brokerage, finder’s or other fee or commission in connection with the origin, negotiation or execution of this Agreement or in connection with the Transactions.

2.17 Anti-Corruption Law.

(a) Since the Prior Transaction Date, neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any of their respective directors, employees, agents or representatives (in each case, acting in their capacities as such) has, directly or indirectly through its representatives or any Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other Third Party), (i) violated any Anti-Corruption Law or (ii) offered, given, promised to give or authorized the giving of money or anything of value, to any Government Official or to any other Person: (A) for the purpose of (I) corruptly or improperly influencing any act or decision of any Government Official in their official capacity, (II) inducing any Government Official to do or omit to do any act in violation of their lawful duties, (III) securing any improper advantage or (IV) inducing any Government Official to use his or her respective influence with a Governmental Entity to affect any act or decision of such Governmental Entity in order to, in each case of clauses (I) through (IV), assist the Company or its Subsidiaries in obtaining or retaining business for or with, or directing business to, any Person or (B) in a manner that would constitute or have the purpose or effect of public or commercial bribery, acceptance of, or acquiescence in, extortion, kickbacks or other unlawful or improper means of obtaining business or any improper advantage.

(b) Since the Prior Transaction Date, each of the Company and its Subsidiaries (i) has maintained complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and Government Officials, in accordance with IFRS, (ii) there have been no false or fictitious entries made in the books and records of the Company and its Subsidiaries relating to any unlawful offer, payment, promise to pay or authorization of the payment of any money, or unlawful offer, gift, promise to give, or authorization of the giving of anything of value, including any bribe, kickback or other illegal or improper payment and (iii) neither the Company nor any of its Subsidiaries has established or maintained a secret or unrecorded fund or account.

(c) Since the Prior Transaction Date, neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any of their respective directors or employees (acting in their capacities as such) (I) been convicted of violating any Anti-Corruption Law or subjected to any investigation or proceeding by a Governmental Entity for potential corruption, fraud or violation of any Anti-Corruption Law, or (II) conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Entity or similar agency with respect to any alleged or suspected act or omission arising under or relating to any noncompliance with or offence under any Anti-Corruption Law.

2.18 Sanctions and Export Control Laws.

(a) Each of the Company, its Subsidiaries, and any of the respective directors, officers, employees, or Persons acting on behalf of the Company or its Subsidiaries are in compliance with and at all times since the Prior Transaction Date have complied in all respects with (i) economic or financial sanctions or trade embargoes imposed, administered, or enforced by applicable Governmental Entities, including those administered by the United States government through the United States Treasury Department’s Office of Foreign Assets Control (“OFAC”) or the United States Department of State, the United Nations Security Council, the European Union or its Member States, or the United Kingdom (“Sanctions”), (ii) applicable trade, export control, import, and anti-boycott laws and regulations imposed, administered, or enforced by the United States government, including the Arms Export Control Act (22 U.S.C. § 1778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701–1706), the Export Controls Act of 2018 (22 U.S.C. § 2751 et seq.), the Export Control Reform Act of 2018, Section 999 of the Code, Title 19 of the U.S. Code, the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter 1, and the Foreign Trade Regulations (15 C.F.R. Part 30) to the extent applicable to the Company or its assets or properties, (iii) applicable trade, export control, import, and antiboycott laws and regulations imposed, administered, or enforced by the United Kingdom, including the Export Control Act 2002 and the Export Control Order 2008 (each as amended) and (iv) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered or enforced by any other country in which the Company or its Subsidiaries conduct their business (collectively, “Export Control Laws”).

(b) Without limiting the foregoing: (i) each of the Company and its Subsidiaries has obtained all export and import licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings with any Governmental Entity required for (A) the export, import and re-export of products, services, software and technologies and (B) releases of technologies and software to foreign nationals located in the United States and abroad (collectively, “Export Approvals”), (ii) each of the Company and its Subsidiaries is in compliance with the terms of all applicable Export Approvals, (iii) there are no pending or, to the Knowledge of the Company, threatened claims against the Company or any of its Subsidiaries with respect to such Export Approvals, (iv) there are no actions, conditions or circumstances pertaining to the Company’s or any of its Subsidiaries’ export transactions that would reasonably be expected to give rise to any future claims and (v) no Export Approvals for the transfer of export licenses to Parent, any of its Affiliates or the Company are required, except for such Export Approvals set forth on Schedule 2.18(b), all of which can be obtained expeditiously and without material cost. The Company does not use, develop, or engage in technology specially designed for military applications; the Company develops dual use technology and conducts research which may be used in either civilian or military applications, and as such, the Company does not design or modify technology for specific or exclusive use in military applications.

(c) Neither the Company, its Subsidiaries, nor any of the respective directors, officers or employees, or, to the Knowledge of the Company, any Person acting on behalf of the Company or its Subsidiaries, respectively, is: (1) located, organized, or resident in a country or territory that is or may, from time to time be, the target of a comprehensive trade embargo by the United States government (presently, Cuba, Iran, North Korea, Syria, or the Crimea region of Ukraine (collectively, “Sanctioned Countries”)); (2) identified by a Governmental Entity as the target of Sanctions, including (i) being identified on a U.S. government restricted parties list, such as OFAC’s Specially Designated Nationals and Blocked Persons List, the Department of State’s Nonproliferation Sanctions List, the Department of Commerce’s Denied Persons List and Entity List, the Consolidated List of persons, groups and entities subject to European Union financial sanctions, the United Kingdom Consolidated List of Financial Sanctions Targets, or (ii) being owned fifty percent or more in the aggregate, or otherwise controlled, by one or more such persons set out in (i) (collectively, “Sanctioned Persons”); or (3) engaged, directly or indirectly, in dealings or transactions in or with Sanctioned Countries or Sanctioned Persons in violation of applicable Sanctions or Export Control Laws.

(d) Since the Prior Transaction Date, the Company has not been the subject of or otherwise involved in any investigation, inquiry, or enforcement proceeding, or received any written communication from a Governmental Entity, in each case regarding non-compliance with Sanctions and Export Control Laws, and the Company has not conducted or initiated any internal investigations or filed any voluntary disclosures regarding possible violations of Sanctions and Export Control Laws.

2.19 Environmental, Health and Safety Matters. Since the Prior Transaction Date, each of the Company and its Subsidiaries is in compliance with all Environmental, Health and Safety Requirements in connection with the ownership, use, maintenance or operation of its business or assets or properties, except where the failure to comply would not be material to the Company and its Subsidiaries, as a whole. Except as would not be material to the Company and its Subsidiaries, as a whole, there are no pending, or to the Knowledge of the Company, any threatened allegations by any Person that the properties or assets of the Company or any of its Subsidiaries are not, or in each case that its or their business has not been conducted, in compliance with all Environmental, Health and Safety Requirements. Except as would not be material to the Company and its Subsidiaries, as a whole, neither the Company nor any of its Subsidiaries has retained or assumed any Liability of any other Person under any Environmental, Health and Safety Requirements. To the Knowledge of the Company, except as would not be material to the Company and its Subsidiaries, as a whole, there are no past or present facts, circumstances or conditions that would reasonably be expected to give rise to any Liability of the Company or any of its Subsidiaries with respect to Environmental, Health and Safety Requirements.

2.20 Customers. The Company and each of its Subsidiaries do not have any outstanding material disputes concerning any Company Products with any customer or distributor who, for the year ended March 31, 2020, was one of the twenty (20) largest sources of revenues for the Company, based on amounts paid or payable with respect to such periods (each, a “Significant Customer”); provided, that, with respect to the foregoing, the China JV will be treated as a single source of customer revenue (in the aggregate) to the Company for purposes of the definition of Significant Customer rather than the individual customers or sources of revenue to the China JV. Each Significant Customer is listed on Schedule 2.20 of the Seller Disclosure Letter. As of the

Agreement Date, neither the Company nor any of its Subsidiaries has received any notice from any Significant Customer that such Significant Customer shall not continue as a customer of the Company and/or its Subsidiaries, as applicable (or Acquirer) after the Closing or that such Significant Customer intends to terminate or materially modify existing Contracts with the Company and/or its Subsidiaries, as applicable (or Acquirer).

2.21 Suppliers. The Company and each of its Subsidiaries do not have any outstanding material disputes concerning products and/or services provided by any supplier who, for the year ended March 31, 2020, was one of the twenty (20) largest suppliers of products and/or services to the Company and its Subsidiaries, based on amounts paid or payable with respect to such periods (each, a “Significant Supplier”). Each Significant Supplier is listed on Schedule 2.21 of the Seller Disclosure Letter. As of the Agreement Date, neither the Company nor any of its Subsidiaries has received any notice from any Significant Supplier that such supplier shall not continue as a supplier to the Company and/or its Subsidiaries, as applicable (or Acquirer) after the Closing or that such Significant Supplier intends to terminate or materially modify existing Contracts with the Company and/or its Subsidiaries, as applicable (or Acquirer).

2.22 China JV.

(a) Organization. The China JV is a limited liability company duly established and validly existing under the laws of the PRC, and has all corporate rights required to conduct its business as now conducted, and is duly qualified to do business and is in good standing in the PRC, except as would not have a Company Material Adverse Effect.

(b) Equity Structure. Schedule 2.22(b) of the Seller Disclosure Letter sets forth, as of the Agreement Date, the issued Equity Interests of the China JV and their holders of record. The Company owns the Equity Interests of the China JV as set out against the Company’s name in such Schedule, free and clear of all Encumbrances. There are no issued, reserved for issuance, promised and ungranted or outstanding options, warrants, stock appreciation rights, restricted share units, phantom stock, calls, subscriptions or other rights to acquire from the China JV or other obligations of the China JV to issue or allot, any Equity Interests, other than under the China JV 2019 Equity Incentive Plan approved and adopted by the board of directors of the China JV on November 13, 2019, pursuant to which options exercisable for up to 13.3285% of the registered capital of the China JV were reserved.

(c) No Liquidation. Neither the China JV nor its equity holders have approved or commenced any proceeding or made any election contemplating the dissolution or liquidation of the China JV or the winding up or cessation of the business or affairs of the China JV.

(d) Compliance. The China JV is operating in substantial compliance with Applicable Laws, its articles of association and the Equity Joint Venture Contract, except as would not have a Company Material Adverse Effect.

(e) Interested-Party Transactions. None of the Sellers or, the directors or officers of the Sellers, (i) has any direct or indirect ownership, participation, royalty or other interest in, or is an officer, director, employee of or consultant or contractor for any firm, partnership, entity or corporation that competes with, or does business with, or has any contractual arrangement with, the China JV, or (ii) is a party to, or to the Knowledge of the Company, otherwise directly or indirectly interested in, any Contract to which the China JV is a party or by which the China JV or any of their respective assets are bound, except for normal compensation for services as an officer, director or employee thereof, except for the rights of the Sellers in their capacity as shareholders of the Company.

(f) Contracting Process. To the Knowledge of the Company, the China JV has not, with respect to Contracts with any of its customers (i) deviated from the model license terms as provided to it pursuant to the ARM IP License Agreement between the Company and the China JV dated April 24, 2018 (“JV IPLA”) except to the extent such deviations constitute Permitted Deviations or Licensing Exceptions (each, as defined in the JV IPLA); or (ii) deviated from the Company’s standard price book in a way which (A) materially reduces (or has reduced) the historical revenue received by the China JV or the Company from such customer, or (B) grants (or has granted) any “most favored party” rights.

(g) Proceedings. Except to the extent disclosed on Schedule 2.22(g) of the Seller Disclosure Letter, there are no (i) material disputes or Legal Proceedings pending or, to the Knowledge of the Company, threatened against the China JV, any of its assets or any of its directors, officers or employees (in their capacities as such) by any of the Persons listed in Schedule 2.22(g)(i) of the Seller Disclosure Letter or (ii) to the Knowledge of the Company, matters or circumstances likely to give rise to any of the foregoing. There is no material Order against the China JV, or any of their respective assets or any of China JV’s directors, officers or employees (in their capacities as such).

(h) Notwithstanding anything herein to the contrary, this Section 2.22 contains the only representations and warranties by any Seller or the Company in this Agreement relating to matters in respect of the China JV.

2.23 No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Article II, none of the Sellers, the Company or any of their Representatives nor any other Person on behalf of the Sellers, the Company or their Representatives makes any express or implied representation or warranty (and there is and has been no reliance by Acquirer, Parent or any of their Representatives) with respect to the Company and its Subsidiaries or their respective businesses or with respect to any other information provided, or made available, to Parent, Acquirer or their Representatives in connection with the Transactions, including the accuracy or completeness thereof. Without limiting the foregoing, the Sellers and the Company will not have nor be subject to any liability or other obligation to Parent, Acquirer or their Representatives resulting from Parent’s, Acquirer’s or their Representatives’ use of any information, documents, projections, forecasts or other material made available to Parent, Acquirer or their Representatives, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article II or in Article III.

Article III

REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE SELLERS

Subject to the exceptions, qualifications and other matters set forth in the Seller Disclosure Letter (each of which, in order to be effective, shall indicate the Section and, if applicable, the subsection of this Article III to which it relates (unless and only to the extent the relevance to other representations and warranties is reasonably apparent from the face of the disclosures)), each Seller, severally and not jointly, represents and warrants to Parent and Acquirer, as follows:

3.1 Organization and Standing. Such Seller (a) is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization (b) is not in violation of any of the provisions of its articles or certificate of incorporation, as applicable, or bylaws or equivalent organizational or governing documents, in each case except as would not prevent the Sellers from consummating the Transactions or materially impair the ability of the Sellers to perform their obligations under this Agreement.

3.2 Authority; Non-Contravention.

(a) Such Seller has all requisite corporate power and authority to enter into this Agreement and to complete the Transactions. The execution and delivery of this Agreement and the completion of the Transactions have been duly authorized by all necessary corporate action on the part of such Seller. This Agreement has been duly executed and delivered by such Seller and, assuming the valid authorization, due execution and delivery of this Agreement by the other parties hereto, constitutes the valid and legally binding obligation of such Seller enforceable against such Seller in accordance with its terms, except as may be limited by and subject only to the effect, if any, of (i) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors’ rights generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b) The execution, delivery and performance by such Seller of this Agreement, does not, and the completion of the Transactions will not, conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person (other than a Governmental Entity) pursuant to, or result in the creation of any Encumbrance upon the Company Shares pursuant to (i) any Contract or Order to which such Seller is subject or (ii) assuming the making of all Regulatory Filings and the receipt of all Regulatory Approvals, and under any Applicable Law or Order relating to foreign direct investment and national security in the United Kingdom, any Applicable Law, except where such conflict, violation, default, termination, cancellation or acceleration, individually or in the aggregate, would not prevent the Sellers from consummating the Transactions or materially impair the ability of the Sellers to perform its obligations under this Agreement.

(c) No consent, approval, Order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity or any other Person is required by or with respect to the Sellers or any of their Subsidiaries in connection with the execution and delivery of this Agreement or any Transaction Document or the completion of the Transactions (including, any filings and notifications as may be required to be made by the Sellers in connection with the

Share Purchase), except for (i) such Regulatory Filings as set forth on Schedule 2.3(c) of the Seller Disclosure Letter and the authorization, clearance, consent, approval or expiration or early termination of the applicable waiting period with respect to such Regulatory Filings and (ii) such consents, approvals, Orders, authorizations, registrations, declarations, filings and notices that, if not obtained or made, would not adversely affect, and would not reasonably be expected to adversely affect, the Sellers’ ability to perform or comply with the covenants, agreements or obligations of the Sellers herein or in any Transaction Document or to complete the Transactions in accordance with this Agreement or any Transaction Document and Applicable Law.

3.3 Title to Shares. Such Seller legally and beneficially owns the Company Shares as set forth opposite their name on Schedule 2.2(a) of the Seller Disclosure Letter, which, when aggregated together with the Company Shares legally and beneficially owned by the other Sellers, represent all of the Equity Interests of the Company, and has good and valid title to such Company Shares, free and clear of all Encumbrances and, at the Closing, shall deliver to Parent, or at Parent’s direction, Acquirer, good and valid title to such Company Shares, free and clear of all Encumbrances. Such Seller does not own, and does not have the right under any Contract to acquire, directly or indirectly, any other Company Shares. Such Seller is not a party to any option, warrant, purchase right, or other Contract or commitment that could require such Seller to sell, transfer, or otherwise dispose of any Company Shares (other than this Agreement). Such Seller is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any share capital of the Company, except as set forth on the Seller Disclosure Letter.

3.4 Litigation. There are no Legal Proceedings pending or, to the Knowledge of such Seller, threatened against such Seller that seek to restrain or enjoin the completion of the Transactions.

3.5 Brokers and Transaction Fees. No Seller, nor any of their respective officers, directors, employees or Affiliates acting on behalf of such Seller has employed or made any agreement, contract, arrangement or understanding with any broker, finder, financial adviser, investment banker or similar agent or any Person, that will result in the obligation of the Company, any of its Subsidiaries, Parent or Acquirer or any of their respective Affiliates to pay a brokerage, finder’s or other fee or commission in connection with the origin, negotiation or execution of this Agreement or in connection with the Transactions.

3.6 Investment Representations.

(a) Offering Exemption. Such Seller understands that the shares of Parent Stock to be acquired by such Seller pursuant to this Agreement have not been registered under the Securities Act or qualified under the securities statutes of any state or other jurisdiction and that such shares of Parent Stock are being offered and sold pursuant to an exemption from such registration and qualification based in part upon the representations contained herein. Such Seller is an “accredited investor” as that term is defined in Rule 501(a) under the Securities Act.

(b) Knowledge and Experience; Ability to Bear Risks. Such Seller has such knowledge and experience in financial and business matters that such Seller is capable of evaluating the merits and risks of the investment contemplated by this Agreement, and such Seller is able to bear the economic risk of this investment in the shares of Parent Stock that may be delivered to such Seller (including a complete loss of such Seller’s investment or a reduction in the price of Parent Stock, whether at the time it is held by such Seller).

(c) Non-U.S. Recipient. Each Seller and each Affiliate designated by a Seller to receive the Closing Stock Consideration is not a U.S. Person (as defined in Rule 902(k) promulgated under the Securities Act) (each Seller and each such Affiliate, a “Non-U.S. Recipient”). For purposes of this Section 3.6, “Shares” shall mean the Parent Stock to be issued to a Non-U.S. Recipient pursuant to this Agreement.

(d) Investment Purpose. Such Non-U.S. Recipient is acquiring Shares pursuant to this Agreement solely for such Non-U.S. Recipient’s own account for investment and not with a view toward the resale or distribution thereof, nor with any present intention of transferring or distributing such Non-U.S. Recipient’s interest in such Shares, in each case in a manner that would require registration of such Shares prior to such registration under the Investor Rights Agreement or violate the Securities Act. Such Non-U.S. Recipient has no contract, undertaking, agreement or arrangement with any person to sell, transfer, assign or pledge to such person or anyone else all or any part of the Shares being issued under this Agreement, and such Non-U.S. Recipient has no current plans or intentions to enter into any such contract, undertaking or arrangement, in each case in a manner that would require registration of such Shares prior to such registration under the Investor Rights Agreement.

(e) U.S. Person. Such Non-U.S. Recipient is not a U.S. Person (as defined in Regulation S under the Securities Act), is not an affiliate (as defined in Rule 501(b) under the Securities Act) of Parent and is not a corporation that has been formed principally for the purpose of investing in securities not registered under the Securities Act.

(f) Distribution Restrictions. Such Seller:

(i) understands that (A) the Shares are (1) or will be distributed under Regulation S under the Securities Act or under another exemption from the registration requirements of the Securities Act and under applicable securities laws in such Non-U.S. Recipient’s country of residence, and (2) are “restricted securities” (as that term is defined in Rule 144(a)(3) under the Securities Act); and (B) any such Non-U.S. Recipient will not, during the period commencing on the Closing Date and ending on the first anniversary of such date, or such shorter period as may be permitted by Regulation S under the Securities Act or other applicable securities law (in each case, such period being referred to herein as the “Distribution Compliance Period”), offer, sell, pledge or otherwise transfer the Shares in the United States, or to a U.S. Person for the account or benefit of a U.S. Person except as permitted under the federal securities laws;

(ii) will, after expiration of the Distribution Compliance Period, offer, sell, pledge or otherwise transfer the Shares only pursuant to registration under the Securities Act or an available exemption therefrom (and based upon an opinion of counsel reasonably satisfactory to Parent and its counsel, if so requested) and, in any case, in accordance with all applicable United States, European Union, and other applicable state and foreign securities laws; and

(iii) has not in the United States, engaged in, and prior to the expiration of the Distribution Compliance Period will not engage in, any short selling of any equity security issued by Parent (including, without limitation, the Shares) or any hedging transaction with respect to any such equity security, including, without limitation, put, call or other option transaction, option writing and equity swaps, except in compliance with the Securities Act.

(g) Direct Selling. Such Non-U.S. Recipient has not, and none of its Affiliates or any Person acting on behalf of any such Non-U.S. Recipient or any such Affiliates (other than Parent and Acquirer, as to whom such Non-U.S. Recipient makes no representation) has engaged, or will engage, in any directed selling efforts (within the meaning of Regulation S under the Securities Act) with respect to the Shares and they, their Affiliates and all Persons acting on their behalf (other than Parent and Acquirer, as to whom such Non-U.S. Recipient makes no representation) have complied and will comply with the “offering restrictions” requirements of Regulation S under the Securities Act.

(h) Plan. The transactions contemplated by this Agreement have not been pre-arranged with a buyer of the Shares located in the United States or with a U.S. Person, and are not part of a plan or scheme to evade the registration requirements of the Securities Act.

(i) Registration. Such Seller understands that the Shares have not been registered under the Securities Act by reason of a specific exemption therefrom, and may not be transferred or resold except pursuant to an effective registration statement or pursuant to an exemption from registration or pursuant to Regulation S (and, in either such case, based upon an opinion of counsel reasonably satisfactory to Parent and its counsel if so requested) and each certificate representing the Shares will be endorsed with the following legends:

(i) “THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE BEING OFFERED TO INVESTORS WHO ARE NOT U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”)) AND WITHOUT REGISTRATION WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT IN RELIANCE UPON REGULATION S PROMULGATED UNDER THE SECURITIES ACT. THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD OR TRANSFERRED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S UNDER THE SECURITIES ACT, PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION. HEDGING TRANSACTIONS WITH REGARD TO THESE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.”

(ii) “SUBSCRIPTIONS MAY BE ACCEPTED ONLY FROM A PERSON THAT, AT ANY TIME THE BUY ORDER FOR THE SECURITIES IS ORIGINATED, IS OUTSIDE THE UNITED STATES, ITS TERRITORIES AND POSSESSIONS, AND IS NOT A U.S. PERSON (AS DEFINED IN REGULATION S), WAS NOT FORMED UNDER THE LAWS OF ANY UNITED STATES JURISDICTION, WAS NOT FORMED FOR THE PURPOSE OF INVESTING IN

SECURITIES NOT REGISTERED UNDER THE SECURITIES ACT, AND IS NOT PURCHASING THE SECURITIES FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON, WITHIN THE MEANING OF REGULATION S UNDER THE ACT. BY SIGNING THE SHARE PURCHASE AGREEMENT, A PERSON UNDER REGULATION S CERTIFIES TO THE COMPANY THAT IT QUALIFIES AS A NON-U.S. PERSON AND IS THEREFORE ELIGIBLE TO PURCHASE SECURITIES IN THE OFFERING, THAT IT IS NOT PURCHASING THE SECURITIES AS A RESULT OF OR IN CONNECTION WITH ANY ACTIVITY THAT WOULD CONSTITUTE “DIRECTED SELLING EFFORTS” (WITHIN THE MEANING GIVEN TO SUCH TERM IN REGULATION S) IN THE UNITED STATES, THAT IT WILL NOT BECOME AN AFFILIATE OF THE COMPANY AS A RESULT OF THE PURCHASE OF THE SECURITIES, THAT NO OFFER OR SALE OF THE SECURITIES WAS MADE TO SUCH PERSON IN THE UNITED STATES, AND THAT SUCH PERSON IS NOT PURCHASING THE SECURITIES WITH A VIEW TO THEIR DISTRIBUTION IN VIOLATION OF THE SECURITIES ACT.”

(iii) “INVESTORS UNDER REGULATION S ARE ADVISED THAT NO OFFERS OR SALES OF THE SHARES REPRESENTED BY THIS CERTIFICATE MAY BE MADE IN THE UNITED STATES OR TO U.S. PERSONS UNLESS THE SHARES HAVE BEEN REGISTERED UNDER THE SECURITIES ACT, OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.”

(iv) Any legend required to be placed thereon by applicable United States federal or state, European Union or other applicable securities laws.

3.7 No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Article III, none of the Sellers, any of their Representatives nor any other Person on behalf of the Sellers, makes any express or implied representation or warranty (and there is and has been no reliance by Acquirer, Parent or any of their Representatives) with respect to the Sellers, or their respective businesses or with respect to any other information provided, or made available, to Parent, Acquirer or their Representatives in connection with the Transactions, including the accuracy or completeness thereof. Without limiting the foregoing, the Sellers will not have nor be subject to any liability or other obligation to Parent, Acquirer or their Representatives resulting from Parent’s, Acquirer’s or their Representatives’ use of any information, documents, projections, forecasts or other material made available to Parent, Acquirer or their Representatives, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article III or in Article II.

Article IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUIRER

Subject to the exceptions, qualifications and other matters set forth in the disclosure letter delivered by Parent to the Sellers concurrently with the execution of this Agreement (the “Parent Disclosure Letter”) (each of which disclosures, in order to be effective, shall indicate the Section and, if applicable, the subsection of this Article IV to which it relates (unless and only to the extent the relevance to other representations and warranties is reasonably apparent from the face of the disclosures)), Parent and Acquirer represent and warrant to each of the Sellers as follows:

4.1 Organization and Standing. Each of Parent and Acquirer is a company duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of Parent and Acquirer is not in violation in any material respect of any of the provisions of its articles or certificate of incorporation, as applicable, or bylaws or equivalent organizational or governing documents, in each case except as would not prevent Parent or Acquirer from consummating the Transactions or materially impair the ability of Parent or Acquirer to perform its obligations under this Agreement.

4.2 Authority; Non-contravention.

(a) Each of Parent and Acquirer has all requisite corporate power and authority to enter into this Agreement and to complete the Transactions. The execution and delivery of this Agreement and the completion of the Transactions have been duly authorized by all necessary corporate action on the part of Parent and Acquirer. This Agreement has been duly executed and delivered by each of Parent and Acquirer and, assuming the due execution and delivery of this Agreement by the other parties hereto, constitutes the valid and binding obligation of Parent and Acquirer, enforceable against Parent and Acquirer in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b) The execution and delivery of this Agreement by Parent and Acquirer does not, and the completion of the Transactions will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or require any consent, approval or waiver from any Person (other than a Governmental Entity) pursuant to, (i) any provision of the articles or certificate of incorporation, as applicable, or bylaws or other equivalent organizational or governing documents of Parent and Acquirer, in each case as amended to date, or (ii) assuming the making of all Regulatory Filings and the receipt of all Regulatory Approvals, and under any Applicable Law or Order relating to foreign direct investment and national security in the United Kingdom, Applicable Law, except where such conflict, violation, default, termination, cancellation or acceleration, individually or in the aggregate, would not prevent Parent or Acquirer from consummating the Transactions or materially impair the ability of Parent or Acquirer to perform their respective obligations under this Agreement.

(c) No consent, approval, Order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity or any other Person is required by or with respect to Parent or Acquirer or any their respective Subsidiaries in connection with the execution and delivery of this Agreement or any Transaction Document or the completion of the Transactions (including, any filings and notifications as may be required to be made by Parent in connection with the Share Purchase), except for (i) such Regulatory Filings as set forth on Schedule 4.2(c) of the Parent Disclosure Letter and the authorization, clearance, consent, approval or expiration or early termination of the applicable waiting period with respect to such Regulatory Filings, (ii) as required by applicable federal and state securities laws and the rules of Nasdaq in connection with the issuance and listing on Nasdaq of the shares of Parent Stock issuable in the Share Purchase and (iii) such consents, approvals, Orders, authorizations, registrations, declarations, filings and notices that, if not obtained or made, would not adversely affect, and would not reasonably be expected to adversely affect, Parent’s or Acquirer’s ability to perform or comply with the covenants, agreements or obligations of Parent or Acquirer herein or in any Transaction Document or to complete the Transactions in accordance with this Agreement or any Transaction Document and Applicable Law.

4.3 Issuance of Shares. The Closing Stock Consideration and the Contingent Consideration (if payable in Parent Stock) when issued and delivered by Parent in accordance with the terms of this Agreement, will be duly authorized and validly issued, fully paid and non-assessable and free and clear of any Encumbrances (other than transfer restrictions under U.S. federal and state securities laws and under the Investor Rights Agreement and the Escrow Agreement). Subject to the representations and warranties of the Company and of the Sellers contained herein, at the Closing, Parent will have sufficient authorized but unissued shares of capital stock to effect the Closing Stock Consideration and, if applicable, the Interested Adjusted Contingent Consideration.

4.4 Capitalization. The authorized capital stock of Parent, as of the close of business on September 8, 2020 (the “Reference Date”), consists of (a) 2,000,000,000 shares of Parent Stock, of which (i) 961,851,281 shares were issued and outstanding, (ii) 99,730,163 shares were reserved for issuance pursuant to Parent’s equity plans, (iii) no shares were reserved for issuance in connection with Parent’s outstanding convertible notes, and (iv) 344,137,406 shares were held in treasury, and (b) 2,000,000 shares of preferred stock, par value $0.001 per share, of which no shares were issued and outstanding. No other class of capital stock or series of any class of capital stock or securities convertible into capital stock of Parent is authorized or outstanding. All of the issued and outstanding shares of Parent Stock have been duly authorized and are validly issued, fully paid, and nonassessable. As of the close of business on the Reference Date, 20,018,999 shares of Parent Stock were subject to outstanding equity awards under Parent’s equity plans. Except as set forth in this Section 4.4, as of the close of business on the Reference Date, no other shares of Parent Stock, or any securities convertible into any capital stock of Parent, were issued, reserved for issuance or outstanding, and Parent does not have outstanding any options or other equity interests to purchase, any preemptive rights or other rights to subscribe for or to purchase, or any written contracts, leases, licenses, indentures, agreements, commitments or other legally binding arrangements to issue or sell, shares of its capital stock or any such options, equity interests, rights, convertible securities or warrants other than granted under Parent’s equity plans.

4.5 Sufficient Funds. At the Closing, Parent will have sufficient cash on hand or other sources of available funds to pay the Closing Cash Consideration and pay any fees and expenses incurred by Parent and Acquirer in connection with the Share Purchase. Parent will have sufficient cash on hand or other sources of available funds to pay the Contingent Consideration at the time it becomes payable hereunder.

4.6 Brokers and Transaction Fees. Neither Parent nor Acquirer, nor any of their respective officers, directors, employees or Affiliates acting on behalf of Parent or Acquirer has employed or made any agreement, contract, arrangement or understanding with any broker, finder, financial adviser, investment banker or similar agent or any Person except for the Parent Financial Advisor, that will result in the obligation of Parent or any of its Subsidiaries to pay a brokerage, finder’s or other fee or commission in connection with the origin, negotiation or execution of this Agreement or in connection with the Transactions.

4.7 SEC Reports; Financial Statements.

(a) Parent has timely filed or furnished all forms, reports and other documents required to be filed or furnished by it with the SEC for the twelve (12) months preceding the Agreement Date (including any amendments thereof and the exhibits thereto and documents incorporated by reference therein, the “SEC Reports”), or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension, except where the failure to file on a timely basis would not have or reasonably be expected to result in a Parent Material Adverse Effect. As of each of its respective dates, each SEC Report has complied in all material respects with the requirements of the Securities Act and the Exchange Act and relevant rules of Nasdaq as the case may be.

(b) The financial statements of Parent and its consolidated Subsidiaries included in the SEC Reports comply as to form in all material respects with the published rules and regulations of the SEC with respect thereto and all other applicable accounting requirements as in effect at the time of filing (or to the extent corrected by a subsequent restatement). Such financial statements (i) have been prepared in all material respects in accordance with the published rules and regulations of the SEC with respect thereto and U.S. generally accepted accounting principles (“GAAP”) applicable to such financial statements applied on a consistent basis during the periods involved, except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and (ii) fairly present in all material respects the financial position of Parent and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended (subject, in the case of unaudited interim period financial statements, to normal recurring year-end audit adjustments, none of which individually or in the aggregate will be material in amount).

(c) Except as disclosed in SEC Reports filed prior to the Agreement Date, from the date of the most recent consolidated balance sheet of Parent and its Subsidiaries that is disclosed in the SEC Reports through the Agreement Date, there have been no events, occurrences or developments that have had or would reasonably be expected to have, either individually or in the aggregate, a Parent Material Adverse Effect.

4.8 Tax Withholding. Subject to and assuming the accuracy of and Sellers’ and the Company’s compliance with Section 2.10(bb) and Section 2.10(cc), Parent represents that it does not intend to withhold any U.S. federal Taxes with respect to the payment of the License Consideration and the Deposited Amount.

4.9 No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Article IV, none of Parent, Acquirer or any of their Representatives or any other Person on behalf of Parent, Acquirer or any of their Representatives makes any express or implied representation or warranty (and there is and has been no reliance by the Sellers, the Company or any of their Representatives) with respect to Parent, Acquirer or their respective businesses or with respect to any other information provided, or made available, to the Sellers, the Company or their Representatives in connection with the Transactions, including the accuracy or completeness thereof. Without limiting the foregoing, neither Parent nor Acquirer will have or be subject to any liability or other obligation to the Sellers, the Company or their Representatives resulting from the Sellers’, the Company’s or their Representatives’ use of any information, documents, projections, forecasts or other material made available to the Sellers, the Company or their Representatives, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article IV.

Article V

CONDUCT PRIOR TO THE CLOSING

5.1 Conduct of the Business of the Company Prior to the Closing. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing (the “Interim Period”), except (i) as required or expressly permitted by this Agreement (including actions taken in substantial conformity with the Reorganization Plans), (ii) as required by Applicable Law (including Applicable Law imposing any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure or sequester in connection with or in response to COVID-19), (iii) as set forth in Schedule 5.1 of the Seller Disclosure Letter, or (iv) as consented to in writing by Parent (including by email in accordance with Section 10.2), which consent shall not be unreasonably withheld, conditioned or delayed, the Company shall and shall cause each of its Subsidiaries to and the Sellers shall cause the Company and each of its Subsidiaries to:

(a) conduct (i) the Business in the Ordinary Course in all material respects (except with respect to the Reorganizations); and (ii) each Reorganization in substantial conformity with its respective Reorganization Plan;

(b) not act in bad faith, or otherwise intentionally take material actions, that are substantially inconsistent with the long term value of the Company for the specific purpose of achieving any Contingent Consideration;

(c) make capital expenditures in all material respects in the Ordinary Course, and not make any other capital expenditures in excess of 7% of Revenue during the applicable year;

(d) conduct annual reviews of employees of the Business in the Ordinary Course in all material respects;

(e) (i) pay and perform its debts and other obligations when due in the Ordinary Course (except those being contested in good faith), (ii) use commercially reasonable efforts consistent with the Ordinary Course and policies to invoice, collect and apply accounts receivable when due and not pre-pay, advance pay or extend any payables or credit outside of the Ordinary Course, (iii) sell the Company Products consistent with the Ordinary Course as to payment terms, discounting, license, service and maintenance terms, incentive programs, revenue recognition, deferral of revenue and other material terms, and (iv) except for any Reorganization in substantial conformity with its respective Reorganization Plan, use its commercially reasonable efforts consistent with the Ordinary Course to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with its customers, suppliers, distributors, licensors, licensees, and others having material business dealings with it;

(f) contribute capital to the Persons listed on Exhibit P to maintain its ownership percentage as of the Agreement Date solely to the extent it has the opportunity to participate in any equity or convertible equity fundraising, and except as otherwise approved by the Sellers and Parent; and

(g) where lawful to do so, keep Parent reasonably informed regarding the status of, and any communications with a Governmental Entity regarding, any inquiries, claims, assessments, audits, examinations, disputes or similar events with respect to Taxes of the Company or any of its Subsidiaries greater than $5,000,000 with respect to any such matters by any one Tax Authority.

5.2 Restrictions on Conduct of the Business of the Company. During the Interim Period, without limiting the generality or effect of Section 5.1 and except (i) as required or expressly permitted by this Agreement (including actions taken in substantial conformity with the Reorganization Plans), (ii) as required by Applicable Law (including Applicable Law imposing any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure or sequester in connection with or in response to COVID-19), (iii) as set forth in Schedule 5.2 of the Seller Disclosure Letter, or (iv) as consented to in writing by Parent (including by email in accordance with Section 10.2), which consent shall not be unreasonably withheld, conditioned or delayed (except in the case of Parent consents in respect of Sections 5.2(a), (b), (c), (e), (g), (n), (t), (w) or (x) (solely with respect to any of the foregoing)), the Company shall not, and shall cause each of its Subsidiaries not to, cause or permit any of the following, and the Sellers shall cause the Company and each of its Subsidiaries not to cause or permit any of the following:

(a) Organizational Documents. Cause or permit any amendments to the Organizational Documents or, except as would not be adverse to the Company, equivalent organizational or governing documents of any of the Subsidiaries.

(b) Merger; Reorganization. Merge or consolidate itself with any other Person or adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization; provided, that, this Section 5.2(b) shall not apply to actions taken in respect of any Reorganization in substantial conformity with its respective Reorganization Plan, as applicable.

(c) Dividends; Changes in Share Capital. (i) Declare or pay any dividends on or make any other distributions (whether in cash, shares or other property) in respect of any of its Equity Interests (except dividends or distributions by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company) other than a distribution of the License Consideration (in cash or otherwise) to the Sellers or their Affiliates, (ii) reduce, split, combine or reclassify any of its Equity Interests or issue or authorize the issuance of any Equity Interests or other securities in respect of, in lieu of or in substitution for its Equity Interests (except for any such transaction by a wholly owned Subsidiary of the Company that remains a wholly owned Subsidiary of the Company after consummation of such transaction), or (iii) repurchase or otherwise acquire, directly or indirectly, any of its Equity Interests (except for any such transaction solely between the Company and a wholly owned Subsidiary of the Company or solely between wholly owned Subsidiaries of the Company); provided, that, Section 5.2(c)(i) shall not apply to the Cash Sweep or any actions intended to facilitate the Cash Sweep, or to actions in respect of any Reorganization in substantial conformity with its respective Reorganization Plan, as applicable.

(d) Material Contracts. Except for the implementation of any Reorganization in substantial conformity with its respective Reorganization Plan: (i) enter into any Contract, or amend or modify (including by entering into a new Contract with such party or otherwise) or waive any of the material terms of any Material Contract outside of the Ordinary Course; (ii) enter into any Contract, that would, if entered into prior to the date hereof, be a Material Contract of the type described in Sections 2.15(a)(iii), (iv), (v), or (vi); (iii) enter into, amend, modify or terminate any Contract or waive, release or assign any rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would be reasonably likely to (X) adversely affect the Company and its Subsidiaries (taken as a whole) in any material respect, (Y) impair the ability of the Sellers to perform their respective obligations under this Agreement or (Z) prevent or materially delay or impair the completion of the Transactions; (iv) enter into any Material Contract with up-front cash payments outside the Ordinary Course; or (v) extend or terminate any Material Contract (other than renewals upon expiration in the Ordinary Course or termination upon the expiration of the term thereof or by the applicable counterparty); provided, that, in each case this Section 5.2(d) shall not require the Company to seek or obtain Parent’s consent in order to set or change the prices at which the Company sells products or provides services, or to enter into or amend any Contract for the sale of products or provision of services, in each case on commercially reasonable terms and in the Ordinary Course so long as such Contract is not or would not be (if entered into prior to the Agreement) a Material Contract under Section 2.15(a)(v); provided, further, that, for purposes of this Section 5.2(d), the thresholds in Section 2.15(a)(i) shall be deemed to be $5,000,000 for an individual Contract or $10,000,000 in the aggregate for related Contracts in any fiscal year. Enter into any Contract, or amend or modify (including by entering into a new Contract with such party or otherwise) or waive any of the material terms of any Contract involving a license of Intellectual Property that is material to the Company and its Subsidiaries which (i) would restrict the Company’s ability to license or use such Intellectual Property or (ii) involves consideration or any other material terms that are not consistent with past ordinary course commercial practices of the Company and its Subsidiaries.

(e) Issuance of Equity Interests. Issue, deliver, grant or sell or authorize or propose the issuance, delivery, grant or sale of, or purchase or propose the purchase of, any Equity Interests, or enter into or authorize or propose to enter into any Contracts obligating it to issue any Equity Interests other than (i) the purchase of any Equity Interest pursuant to the Company Equity Plans or, to the extent permitted by Schedule 5.2(e) of the Seller Disclosure Letter, the issuance of Equity Interests pursuant to the Company Equity Plans and (ii) any such transaction solely between the Company and a wholly owned Subsidiary of the Company or solely between wholly owned Subsidiaries of the Company and in each case relating to the Equity Interests of a Subsidiary.

(f) Employees; Consultants; Independent Contractors. Except to the extent reasonably necessary for the purposes of satisfying the 2016 POU or necessary or desirable for the implementation of any Reorganization in conformity with its respective Reorganization Plan: (i) hire, or offer to hire, any employees (including for the avoidance of doubt and without limitation employees who will also sit on any board of the Company or any Subsidiary), or any consultants or independent contractors, other than (x) the hiring of employees, consultants or independent contractors earning annual base compensation of less than $400,000 in the Ordinary Course and (y) to fill a vacant position for any employee below Grade 9 on terms that are substantially similar to those that applied to the employee being replaced, (ii) terminate the employment (other than for cause), materially and adversely change the title, office or position, or materially and adversely change the responsibilities of any Grade 9 or above employee or any employee listed on the document named “14.1_Axon MCL (existing and proposed)” at 25.7 of the “Axon Clean Room” data room of the Company or any of its Subsidiaries, (iii) except as set forth on Schedule 5.2(f) of the Seller Disclosure Letter, enter into or materially amend or extend the term of any employment or consulting agreement with any officer, employee, individual consultant or individual independent contractor (other than entry into, or amendments or extensions to, offer letters, employment agreements, individual consultant or individual independent contractor agreements in the Ordinary Course that do not provide for retention or change in control payments or benefits), (iv) enter into, materially amend or terminate any Contract with a labor union or collective bargaining agreement, works council, economic committee, union or similar body that would have the effect of making any material changes in the terms and conditions of employment or pension benefits of any employees (unless required by Applicable Law, in which case the Company will deliver prompt notice of the same to Parent), or (v) add any new members to the Board (provided, that, nothing in this Agreement shall affect the ability of the Company or any Subsidiary to appoint any directors or officers who are not also employees).

(g) Employee Benefit Plans; Pay Increases. Except to the extent reasonably necessary for the purposes of satisfying the 2016 POU, (i) Adopt, terminate or materially amend any Company Employee Plan (other than in connection with annual renewals of or modifications to Company Employee Plans consistent with the Ordinary Course or in connection with the hiring, promotions and terminations otherwise permitted by this Agreement), except in each case (A) as required under Applicable Law, (B) as contemplated by Sections 6.12 and 6.13, (C) as necessary for the implementation of any Reorganization in conformity with its respective Reorganization Plan, or (D) in the Ordinary Course where such adoption, termination or material amendment would not reasonably be expected to result in a material increase in the benefits payable to an individual under the relevant Company Employee Plan or a material increase in Liability to Parent or any of its Affiliates on or after the Closing; (ii) pay any special bonus or special remuneration to any current or former employee or non-employee director or individual consultant of the Company or any of its Subsidiaries, except for awards and bonuses contemplated by Section 6.12 and 6.13 or where the amount of special bonus or special remuneration is immaterial in the context of the employee’s remuneration package; or (iii) except as set forth on Schedule 5.2(g) of the Seller Disclosure Letter, grant any awards under the Company Cash Award Plans, or (iv) increase the salary, wage rate or fees of any employee or individual consultant (other than increases in connection with employee annual reviews in the Ordinary Course in an amount that is less than 15% of such employee’s or individual consultant’s existing salary, wage rate or fees and where such Ordinary Course increases do not increase by more than 7% in the aggregate the salary, wage rate and fees budget for the Company or the relevant Subsidiary as compared with the prior annual review, or as set forth on Schedule 5.2(g) of the Seller Disclosure Letter).

(h) Severance Arrangements. Grant or pay, or enter into any Contract providing for the granting of any severance, retention or termination pay, or the acceleration of vesting or other benefits, to any Company Employee (other than payments or acceleration (A) set forth on Schedule 5.2(h) of the Seller Disclosure Letter, (B) in substantial conformity with the Reorganization Plans, or (C) generally applicable severance or redundancy policies and practices as disclosed in information made available to Parent); provided, that, this Section 5.2(h) shall not require the Company to seek or obtain Parent’s consent in order to pay or authorize the granting of any severance, retention or termination pay, or the acceleration of vesting or other benefits, to any Person as required by existing Company Employee Plans set forth on Schedule 2.11(c) of the Seller Disclosure Letter or pursuant to a Reorganization Plan.

(i) Loans and Investments. (i) Make any loans or advances (except expense advances to directors, officers, employees or consultants in the Ordinary Course, participant loans under Tax-qualified Company Employee Plans or loans to or between wholly-owned Subsidiaries of the Company in the Ordinary Course) to, or any material investments in or capital contributions to any Person except as set forth in Section 5.1(f) or (ii) forgive or discharge in whole or in part any amount of outstanding loans or advances (except expense advances to directors, officers, employees or consultants in the Ordinary Course, participant loans under Tax-qualified Company Employee Plans or loans to or between wholly-owned Subsidiaries of the Company in the Ordinary Course).

(j) Indebtedness. Incur any indebtedness for borrowed money or guarantee any such indebtedness from any Person other than a wholly-owned Subsidiary of the Company, except for (i) indebtedness incurred with a maturity of not more than two years in a principal amount not, in the aggregate, in excess of $500,000,000 for the Company and its Subsidiaries taken as a whole, and (ii) indebtedness incurred from the Sellers or any of their Affiliates and repaid or forgiven prior to the Closing.

(k) Intellectual Property. Acquire or license from any Person any rights to any material Intellectual Property, or sell, transfer or license to any Person any rights to any Company-Owned Intellectual Property, other than (i) the licensing of Intellectual Property to and from customers or partners in the Ordinary Course, (ii) non-exclusive licenses granted or received in the Ordinary Course, (iii) transfers or licenses pursuant to the Reorganization Agreements, (iv) providing access to or licensing Open Source Materials in the Ordinary Course, and (v) transfers and licenses between the Company and its Subsidiaries and between any Subsidiaries of the Company.

(l) Company Registered Intellectual Property and Trade Secrets. Except in the Ordinary Course, fail to maintain, or allow to lapse, or abandon, including by failure to pay the required fees in any jurisdiction, (i) any patents and patent applications included in the Company Registered Intellectual Property or (ii) any other material Company Registered Intellectual Property, or intentionally fail to maintain any material Trade Secrets included in the Company-Owned Intellectual Property.

(m) Dispositions. Sell, lease, license or otherwise dispose of or permit to lapse any of its material tangible or intangible assets (excluding Intellectual Property) or enter into any Contract with respect to the foregoing, other than (i) sales and nonexclusive licenses of the Company Products or other dispositions, in each case in the Ordinary Course, (ii) dispositions of obsolete or worthless assets, (iii) any Reorganization in substantial conformity with its respective Reorganization Plan, and (iv) transactions among the Company and its wholly owned Subsidiaries or among wholly owned Subsidiaries of the Company.

(n) Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof for a purchase price in excess of $1,000,000, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to the Company and its Subsidiaries (taken as a whole) or the Business, or enter into any Contract with respect to a joint venture, strategic alliance or partnership.

(o) Payment of Obligations. Pay, discharge or satisfy (i) any claim or Liability other than in the Ordinary Course, other than the payment, discharge or satisfaction of Liabilities reflected or reserved against in the Financial Statements or (ii) defer any payment of any accounts payable other than in the Ordinary Course, or give any discount, accommodation or other concession other than in the Ordinary Course, in order to accelerate or induce the collection of any receivable.

(p) Insurance. Change the amount in any material respect of, or terminate, or fail to renew, any material insurance coverage for the Business.

(q) Termination or Waiver. Cancel, release or waive any material claims or rights held by the Company or any of its Subsidiaries.

(r) Lawsuits; Settlements. (i) Commence a lawsuit other than (A) for the routine collection of or disputes relating to bills, (B) in such cases where the Company in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided, that, the Company consults with Parent prior to the filing of such a suit), (C) for a breach of this Agreement, (D) counterclaims and countersuits, or (E) lawsuits where the aggregate amount in contention is not in excess of $2,000,000; or (ii) settle or agree to settle any pending or threatened lawsuit or other dispute, except for lawsuits or disputes where the aggregate amount in contention is not in excess of $2,000,000 and that does not involve the grant of equitable relief or otherwise impose any material restriction on the Company and its Subsidiaries’ business as a whole.

(s) Taxes. With respect to the Company and its Subsidiaries: (i) make, change or revoke any material election in respect of Taxes (which shall include, for the avoidance of doubt, any entity classification election in accordance with the Treasury Regulations under Section 7701 of the Code and any election pursuant to Section 965 of the Code), (ii) change any annual Tax accounting period or adopt or change any material Tax accounting method, (iii) file any CT600 or Form 1120 Tax Return other than in accordance with Section 6.14(c), (iv) amend any material Tax Return or file any claim for material Tax refunds, (v) enter into any Tax sharing, Tax allocation, Tax indemnity or similar agreement (other than in the Ordinary Course with respect to Contracts the principal subject of which is not Taxes) or closing or advanced pricing agreement, (vi) assume any Liability for the Taxes of any other Person (whether by Contract or otherwise), (vii) settle or compromise any claim, notice, audit or assessment in respect of material Taxes, (viii) surrender any right to claim a material Tax refund or credit, (ix) change its residence for any Tax purpose or establish any branch, agency, permanent establishment or other taxable presence in any jurisdiction outside its jurisdiction of incorporation, (x) enter into intercompany transactions giving rise to material deferred gain or loss of any kind or (xi) fail to accrue or pay when due any material Taxes.

(t) Accounting. (i) Change financial accounting methods or practices (including any change in revenue recognition, treatment of deferred revenue, depreciation or amortization policies) or (ii) revalue any of its assets (including writing down any goodwill or writing off notes), except in each case as required by changes in Applicable Law or IFRS as concurred with its independent accountants and after notice to Parent.

(u) Real Property. Enter into any agreement for the purchase, sale or lease of any real property for greater than $1,000,000, other than (i) in substantial conformity with the Reorganization Plans, and (ii) renewals in the Ordinary Course.

(v) Encumbrances. Place or allow the creation of any material Encumbrance affecting the use of premises or conduct of the Business on any of its properties, except for Permitted Encumbrances and any Encumbrances arising under Applicable Law.

(w) Interested Party Transactions. Except in connection with the Reorganizations, enter into or amend any Contract that, if entered prior to the Agreement Date, would be required to be listed on Schedule 2.12 of the Seller Disclosure Letter.

(x) Other. Take or agree in writing or otherwise to take, any of the actions described in clauses (a) through (w) in this Section 5.2.

(y) Notwithstanding anything to the contrary in this Section 5.2, the parties acknowledge and agree that (a) nothing in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations for purposes of applicable Antitrust Laws prior to the expiration or termination of any applicable waiting or receipt of an consent or approval under period pursuant to applicable Antitrust Laws and (b) no consent of Parent shall be required with respect to any matter set forth in this Agreement to the extent the requirement of such consent would violate any Antitrust Law.

5.3 Conduct of the Business of the Company Following the Closing. In the event that the Closing occurs prior to the expiration of the Earnout Period, then, during the period from the Closing and continuing until the expiration of the Earnout Period, except (i) as required or expressly permitted by this Agreement, including actions taken in substantial conformity with the Post-Closing Restructuring, (ii) as required by Applicable Law (including Applicable Law imposing any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure or sequester in connection with or in response to COVID-19), (iii) as set forth on Schedule 5.3 of the Parent Disclosure Letter, or (iv) as consented to in writing by the Sellers (including by email in accordance with Section 10.2), which consent shall not be unreasonably withheld, conditioned or delayed (except in the case of Seller consents in respect of Sections 5.3(a) and (b)), Parent shall cause the Company and each of its Subsidiaries to:

(a) conduct the Business in the Ordinary Course;

(b) not act in bad faith, or otherwise intentionally take actions, in each case, with the specific purpose of delaying, impeding, avoiding or preventing the earning of any Contingent Consideration;

(c) not take any action related to the integration of the Business, with the Parent’s business, or take any other action related to the restructuring of the Business; and

(d) otherwise not take or perform any action, or refrain from taking or performing any action, that, if taken or not taken prior to the Closing Date without the consent of the Sellers, would have resulted in a breach of any of the terms of Sections 5.2(b), 5.1(e), 5.2(m), 5.2(n), 5.2(t) or 5.2(u);

provided, that, (x) each Seller acknowledges that there is no assurance that any Contingent Consideration will be achieved; and (y) in no event will Parent or the Company be prohibited from taking any action related to the integration of accounting systems, software and processes, establishing reporting lines to employees of Parent’s Subsidiaries or other reasonable integration of the Business with Parent’s business, which, in each case, would not reasonably be expected to have an adverse effect on the achievement or the amount of any Contingent Consideration.

5.4 Notices of Certain Events. During the Interim Period, the Company and each Seller (as it relates to information about such Seller only) shall, to the extent lawful, promptly notify Parent, and Parent shall promptly notify the Company and the Sellers, if such party becomes aware of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Share Purchase or this Agreement;

(b) any notice or other communication from any Governmental Entity (i) delivered in connection with the Share Purchase or this Agreement, or (ii) indicating that a Company Authorization is revoked or about to be revoked or that a Company Authorization is required in any jurisdiction in which such Company Authorization has not been obtained, which revocation or failure to obtain has had or would reasonably be expected to be material to the Company or to Acquirer, as the case may be;

(c) any actions, suits, claims, investigations or proceedings commenced or, to their respective knowledge, threatened against, relating to or involving or otherwise affecting the Company, or Acquirer, as the case may be, that, if pending on the Agreement Date, would have been required to have been disclosed pursuant to the Agreement, as the case may be, or that relate to the completion of the Share Purchase;

(d) any inaccuracy in or breach of any of their respective, representations, warranties or covenants contained in this Agreement (provided, that, qualifications by reference to the term “as of the Agreement Date” in any representation or warranty in Article II, Article III or Article IV shall not be taken into account in determining whether an inaccuracy in or breach of any of the representations and warranties has occurred following the Agreement Date that requires disclosure to the applicable party pursuant to the terms set forth above; and provided, further, that, a failure to provide notice pursuant to this Section 5.4(d) shall not constitute a breach of a covenant of Parent, the Sellers or the Company for purposes of the condition in Section 7.3(b) or Section 7.2(b), as applicable);

(e) any material actions taken, or expected to be taken, by the Company relating to COVID-19; provided, that, the Company shall consult with Parent in good faith prior to implementing any such actions by the Company relating to COVID-19; provided, further, that, nothing in this Agreement shall restrict the Company’s ability to promptly respond to a situation relating to COVID-19 with the intention of minimizing any adverse effect of such situation in relation to the Company or taking any action related thereto that is required by Applicable Law; and

(f) any event, condition, fact or circumstance not covered by clauses (a)-(e) above that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in Article VII impossible or unlikely.

5.5 Restrictions on Company Shares. During the Interim Period: (a) other than a repurchase by the Company as permitted by Section 5.2(c) in connection with the Cash Sweep, each Seller shall not, directly or indirectly, transfer, sell, exchange, pledge or otherwise dispose of or encumber any of the Company Shares or any interest therein, or enter into any agreement or other arrangement relating thereto, and (b) each Seller shall not, directly or indirectly, grant any proxies or powers of attorney with respect to any of the Company Shares, deposit any of the Company Shares into a voting trust or enter into a voting agreement or similar arrangement or commitment with respect to any of the Company Shares.

Article VI

ADDITIONAL AGREEMENTS

6.1 Pre-Closing No Solicitation.

(a) During the Interim Period, none of the Sellers, the Company or its Subsidiaries will, and none of them will authorize, direct or permit any of their respective Representatives, acting on their behalf or at their direction, to, directly or indirectly, (i) solicit, initiate, entertain or knowingly encourage, facilitate, support or induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions or to clarify the terms of any inquiry, expression of interest, proposal or offer) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal, (v) submit any Acquisition Proposal to the vote of any Seller or (vi) enter into any other transaction or series of transactions the completion of which would impede, interfere with, prevent or delay, or would reasonably be expected to impede, interfere with, prevent or delay, the completion of the Share Purchase or the other Transactions. Each of the Company, its Subsidiaries and the Sellers will, and will cause their Representatives, acting on their behalf or at their direction, to, (A) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the Agreement Date with respect to any Acquisition Proposal and (B) immediately revoke or withdraw access of any Person (other than Parent and its Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Company or any of its Subsidiaries in connection with an Acquisition Proposal and request from each Person (other than Parent and its Representatives) the prompt return or destruction of all non-public information with respect to the Company or any of its Subsidiaries previously provided to such Person in connection with an Acquisition Proposal. If any Representative, whether in his, her or its capacity as such or in any other capacity, takes any action (on the Company’s, any of its Subsidiaries’ or a Seller’s behalf or at their direction) that the Company, any of its Subsidiaries or a Seller is obligated pursuant to this Section 6.1 not to authorize or permit such Representative to take, then the Company and the Seller, respectively, shall be deemed for all purposes of this Agreement to have breached this Section 6.1.

(b) The Company and each Seller shall immediately (but in any event, within twenty-four (24) hours) notify Parent orally and in writing after learning of receipt by it (or, to the knowledge of it, by any of its Representatives), of (i) any Acquisition Proposal, (ii) any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) any other notice that any Person is considering making an Acquisition Proposal or (iv) any request for non-public information relating to the Company or any of its Subsidiaries or for access to any of the properties, books or records of the Company or any of its Subsidiaries by any Person or Persons in connection with, or that would reasonably be expected to lead to, an Acquisition Proposal, other than Parent and its Representatives. Such notice shall describe (A) the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request and (B) the identity of the Person or Group making any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request. The sender of such notice shall keep Parent fully informed of the status and details of, and any modification to, any such inquiry, expression of interest, proposal or offer and any correspondence or communications related thereto and shall provide to Parent a true, correct and complete copy of such inquiry, expression of interest, proposal or offer and any amendments, correspondence and communications related thereto, if it is in writing, or a reasonable written summary thereof, if it is not in writing. The delivery by the Sellers or the Company to Parent of any notices pursuant to this Section 6.1(b) shall not limit or modify the obligations of the Sellers and the Company pursuant to Section 6.1(a).

6.2 Non-compete; Non-solicitation. In further consideration for the payment of the Aggregate Consideration and in order to protect the value of the Company Shares purchased by Acquirer (including the goodwill inherent in the Company and each Subsidiary as of the Closing), upon the Closing contemplated by this Agreement, each Seller agrees, on behalf of itself and its Affiliates, as follows:

(a) Each Seller acknowledges that it has become, and following the date hereof shall continue to be, familiar with Confidential Information concerning the Company and its Subsidiaries. Therefore, each Seller agrees that from the Agreement Date through the earlier of the termination of this Agreement or the three (3) year anniversary of the Closing Date (the “Non-compete Period”), it shall not (and shall not take any steps toward or preparations in respect of), directly or indirectly, either for itself or for any other Person, own, manage, control, participate in, invest in, or permit its name to be used by, any Person primarily engaged in and deriving greater than 50% of its revenues from, the design, development, manufacture, production, marketing and sale of semiconductor products and related services intended to compete with either the Arm ISA or X86 ecosystems, including but not limited to semiconductor products and related services related to RISC-V. For purposes of this Section 6.2, the foregoing activities include any direct or indirect interest in any enterprise, whether as a director, partner, agent, representative, stockholder, creditor, or owner; provided, that, the foregoing activities shall not include passive ownership of less than ten percent (10%) of the stock of a publicly held corporation whose stock is traded on a national securities exchange or in the over the counter market. During the Non-compete Period, each Seller shall not directly or indirectly through another Person (i) call on, solicit, or service any customer, supplier, licensee, licensor or other business relation of the Company or any Subsidiary (a “Business Client”) with respect to products or services that have been provided by the Company or any Subsidiary, are currently being provided by the Company or any Subsidiary or which the Company or any Subsidiary is currently in the process of developing; or (ii) encourage, induce or solicit, or attempt to encourage, induce or solicit, any Business Client to cease doing business with the Company or any of its Subsidiaries.

(b) Each Seller represents and warrants to Parent that since August 18, 2020, such Seller and its controlled Affiliates have not solicited any Covered Employees in violation of the terms of the Confidentiality Agreement and there are currently no outstanding offers of employment from such Seller or its controlled Affiliates to any Covered Employee.

(c) Parent represents and warrants to the Sellers that, since August 18, 2020, Parent and its controlled Affiliates have not solicited any Covered Employees in violation of the terms of the Confidentiality Agreement and there are currently no outstanding offers of employment from Parent or its controlled Affiliates to any Covered Employee.

(d) From the Agreement Date through the earlier of the termination of this Agreement or the two (2) year anniversary of the Closing Date, without prior written consent of Parent, each Seller shall not (and shall cause its directly and indirectly controlled Affiliates not to), directly or indirectly, (i) encourage, induce, solicit or attempt to encourage, induce or solicit any Covered Employee to leave the employment of the Company or any of its Subsidiaries, or (ii) hire or employ any Covered Employee; provided, however, that, this Section 6.2(d) shall not preclude any Seller or its directly and indirectly controlled Affiliates placing general solicitation, mass advertisement or similar type of broad-based publicly-disseminated solicitation through advertisement or search firms that is not directed specifically toward the Covered Employees.

(e) From the Agreement Date through the earlier of (i) the later of (1) August 18, 2021, or (2) the termination of this Agreement or (ii) the Closing, without the prior written consent of the Sellers, Parent shall not (and shall cause its directly and indirectly controlled Affiliates not to), directly or indirectly, (x) encourage, induce, solicit or attempt to encourage, induce or solicit any Covered Employee to leave the employment of the Company or any of its Subsidiaries, or (y) hire or employ any Covered Employee; provided, however, that, this Section 6.2(e) shall not preclude Parent or its directly and indirectly controlled Affiliates from placing general solicitation, mass advertisement or similar type of broad-based publicly-disseminated solicitation through advertisement or search firms that is not directed specifically toward the Covered Employees.

(f) Each party acknowledges and represents that: (i) sufficient consideration has been given by each party to this Agreement to the other as it relates hereto; (ii) such party has consulted with independent legal counsel regarding its rights and obligations under this Section 6.2; (iii) such party fully understands the terms and conditions contained herein; (iv) the scope of the business of the Company or its Subsidiaries is independent of location (such that it is not practical to limit the restrictions contained in this Section 6.2 to a specified country, city or part thereof); (v) the restrictions and agreements in this Section 6.2 are reasonable in all respects and necessary for the protection of the parties, and their Confidential Information and goodwill and that, without such protection, the parties’ employees, customer and client relationships and competitive advantage would be materially adversely affected; and (vi) the agreements in this Section 6.2 are an essential inducement to the parties to enter into this Agreement and they are in addition to, rather than in lieu of, any similar or related covenants to which the parties are bound.

(g) If at any time a court or arbitrator’s award holds that the restrictions in this Section 6.2 are unreasonable under circumstances then existing, the parties hereto agree that the maximum period, scope or geographical area reasonable under such circumstances shall be substituted for the stated period, scope or area. The parties hereto agree that any breach of the provisions contained in this Section 6.2 will result in serious and irreparable injury and therefore money damages would not be an adequate remedy for any such breach. Therefore, in the event of a breach or threatened breach of any provisions of this Section 6.2 that is continuing, the Company, Sellers, Parent and their respective successors and assigns and any third-party beneficiary to this Agreement, in addition to other rights and remedies existing in their favor, shall be entitled to specific performance or injunctive or other relief in order to enforce, or prevent any violations of, the provisions hereof (without posting a bond or other security). In addition, in the event of a breach or violation by any party of this Section 6.2, the Non-compete Period shall be tolled until such breach or violation has been duly cured.

6.3 Confidentiality; Public Disclosure.

(a) The parties hereto acknowledge that Parent, the Sellers and the Company have previously executed a non-disclosure agreement, dated as of May 21, 2020 as amended on August 18, 2020 and a clean team agreement, dated as of August 6, 2020 (collectively, the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms. At no time shall any party hereto disclose any of the terms of this Agreement (including the economic terms) or any non-public information about a party hereto to any other Person without the prior written consent of the party hereto about which such non-public information relates. Notwithstanding anything to the contrary in the foregoing, a party hereto shall be permitted to disclose any and all terms to its financial, tax and legal advisors (each of whom is subject to a similar obligation of confidentiality), and to the extent necessary or advisable in compliance with Applicable Law and the rules of any applicable stock exchange (including Nasdaq and Tokyo Stock Exchange, Inc.). With respect to the Sellers, as used in the Confidentiality Agreement, the term “Confidential Information” shall also include information relating to the Share Purchase or this Agreement received by the Sellers after the Closing or relating to the period after the Closing.

(b) Parent and the Sellers have agreed upon the initial joint press release and other public communications with respect to the execution of this Agreement, and will issue such press release and public communications promptly following the execution of this Agreement (the “Joint Communications”). Other than the Joint Communications, the Sellers and the Company shall not, and shall cause each of its Subsidiaries and its and their respective Representatives not to, issue any press release or other public communications relating to the terms of this Agreement or the Transactions, without the prior written approval of Parent (such consent not to be unreasonably withheld, conditioned or delayed), unless (i) the Sellers determine after consultation with outside counsel that it is required by Applicable Law (in which event written notice to that effect shall be first delivered to Parent prior to any such disclosure), (ii) that it consists solely of information previously disclosed in all material respects in previous press releases and public communications in compliance with this Section 6.3(b) or (iii) except as reasonably necessary for the Sellers and the Company to obtain the consents and approvals of Third Parties contemplated by this Agreement. Notwithstanding anything to the contrary contained herein or in the Confidentiality Agreement, each of SoftBank and Parent may make such public communications regarding this Agreement or the Transactions as such party may determine (A) is reasonably appropriate to comply with Applicable Law, or with the rules of the Tokyo Stock Exchange or Nasdaq; (B) that consist solely of information previously disclosed in all material respects in previous press releases and public communications in compliance with this Section 6.3(b); (C) solely with respect to Parent, are reasonably appropriate in connection with the regulatory approval process, except, in each case subject to prior consultation with the Sellers in accordance with Section 6.4(g); (D) are in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements consist solely of information previously disclosed in all material respects in previous press releases, public disclosures or public statements made by Parent or the Sellers in compliance with this Section 6.3(b) and do not reveal material, non-public information regarding the other parties, this Agreement or the Transactions. Furthermore, Parent may make such public communications as it determines reasonably appropriate subject to prior consultation with SoftBank and compliance with the terms of the Confidentiality Agreement.

6.4 Reasonable Best Efforts; Regulatory Approvals.

(a) Subject to the terms and conditions of this Section 6.4, each of the parties hereto agrees to use its reasonable best efforts, and to cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to complete and make effective, in the most expeditious manner practicable, the Transactions, including the satisfaction of the respective conditions set forth in Article VII, and to execute and deliver such other instruments and do and perform such other acts and things as may be necessary or reasonably desirable for effecting the completion of the Transactions.

(b) Subject to the terms and conditions of this Agreement, Parent, the Sellers and the Company will use their reasonable best efforts to take, or cause to be taken by their Affiliates or otherwise, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the Transactions as soon as reasonably practicable after the Agreement Date, including (i) prepare and file, in consultation with the other party and as promptly as reasonably practicable and advisable after the Agreement Date, all documentation to effect all necessary applications, notices, petitions, filings and other documents and to obtain as promptly as reasonably practicable all waiting period expirations or terminations, registrations, permits and authorizations necessary or advisable to be obtained from any Specified Regulatory Authority in order to consummate the Transactions and (ii) subject to Section 6.4(e) below, take all steps as may be reasonably necessary to obtain all waiting period expirations or terminations, registrations, permits and authorizations of any Specified Regulatory Authority.

(c) In furtherance and not in limitation of the foregoing, each party agrees (A) to make all necessary applications, notices, petitions and filings required with respect to this Agreement or the Transactions (I) in connection with the pre-merger notification under the HSR Act as promptly as practicable but in no case later than ten (10) Business Days after execution of this Agreement (unless another date is mutually agreed between the parties), (II) in connection with the Specified Regulatory Authorities (other than in the United States) as promptly as reasonably practicable after the execution of this Agreement (unless another date is mutually agreed between the parties), or where the ability to control timing of the application, notice, petition or filing is not within the control of the submitting party, commence pre-submission consultation procedures for, any applications notices, petitions or filings with the Specified Regulatory Authorities (and thereafter make any other required submissions and respond as promptly as reasonably practicable to any requests for additional information or documentary material), (B) that Parent may reasonably determine any other filings that are required to be made or any other consents, approvals, permits or authorizations are required to be obtained from, any Governmental Entity pursuant to a change in any Applicable Law following the Agreement Date and (C) to promptly determine and agree whether any other filings are required or advised to be made with, and whether any other consents, approvals, permits or authorizations are required to be obtained from, including for reason of a change in any Applicable Law following the Agreement Date, any Governmental Entity under any other Applicable Law in connection with the Transactions, and if so, to prepare and file any such filings and to seek any such other consents, approvals, permits or authorizations (the filings described in the foregoing clauses (A), (B) and any filings agreed by the parties pursuant to (C) collectively, the “Regulatory Filings” and any authorizations, clearances, consents, approvals or expiration or early termination of the applicable waiting period with respect to such Regulatory Filings, the “Regulatory Approvals”). Parent shall pay any fees associated with the Regulatory Filings.

(d) If any Legal Proceeding is instituted challenging the Transactions as in violation of any Antitrust Law, the parties shall cooperate and use reasonable best efforts to contest and resist any such action, and shall use their reasonable best efforts to support one another in contesting and resisting any such action, and shall use their reasonable best efforts to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other governmental Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, limits or restricts consummation of the Transactions, unless Parent, after good faith consultation with the Sellers, concludes that litigation is not the best strategy for securing the Regulatory Approvals.

(e) In furtherance to and not in limitation of the foregoing, Parent, Acquirer, the Sellers and the Company shall use their reasonable best efforts to take or cause to be taken all lawful actions necessary to obtain the Regulatory Approvals of the Transactions or the expiration or termination of any applicable waiting periods (and any extension thereof) in connection therewith in order for the parties to consummate the Transactions prior to the Termination Date (as the same may be extended). Notwithstanding anything to the contrary contained herein, it is expressly understood and agreed that Parent and its Subsidiaries shall be under no obligation to (i) propose, negotiate, commit to, and/or effect, by consent decree, hold separate order, or otherwise, the sale, divestiture, transfer, license, disposition, or hold separate (through the establishment of a trust or otherwise) their assets, properties, or businesses or any assets, properties, or businesses to be acquired pursuant to this Agreement in order to avoid the entry of any lawful decree, judgment, injunction (permanent or preliminary), or any other lawful Order that would make the Transactions unlawful or would otherwise materially delay or prevent the consummation of the Transactions, (ii) terminate, modify, or assign existing relationships, Contracts, or obligations relating to any assets, properties, or businesses to be acquired pursuant to this Agreement, or (iii) change or modify any course of conduct regarding future operations of the assets, properties, or businesses to be acquired pursuant to this Agreement (any one of the foregoing, a “Remedy”), in each case except as set forth on Schedule 6.4(e) of the Seller Disclosure Letter. Neither Parent nor the Sellers shall be required to (and the Sellers and its Affiliates shall not, without Parent’s prior consent) agree to any term or take or omit to take any action in connection with obtaining the approval of any Governmental Entity that is not conditioned upon the consummation of the Share Purchase.

(f) To the extent requested by Parent, the Sellers and the Company and its Subsidiaries shall, make or enter into any Remedies, or any other actions reasonably determined by Parent, in each case as necessary to obtain the Regulatory Approvals of the Transactions or the expiration or termination of any applicable waiting periods (and any extension thereof) in connection therewith in order for the parties to consummate the Transactions; provided, that, (I) the Sellers, the Company and its Subsidiaries shall not enter into or make any such Remedies except as and to the extent requested in writing by Parent, (II) no party shall be required pursuant to the foregoing to commit to or effect any action that is not conditioned upon the consummation of the Share Purchase, and (III) the Sellers shall not be required pursuant to the foregoing to commit to or effect any material action or Remedy that are not limited exclusively in scope to the business of the Company.

(g) Each of Parent, the Sellers and the Company shall promptly inform the other of any material communication between such party and any Governmental Entity regarding any of the Transactions. Subject to Applicable Law relating to the exchange of information, (i) Parent shall have the ultimate right (A) to determine strategy and direct all matters with any Governmental Entity relating to the Transactions following consultation with the Sellers and (B) to review in advance, and direct the revision or submission of, any material communication (whether to be delivered verbally or in writing), filing, application, notification or document to be made by or submitted by the Sellers or the Company to any Governmental Entity under or relating to the Transactions, (ii) the Sellers shall have the right, to the extent feasible, to review in advance, any material communication (whether to be delivered verbally or in writing), filing, application, notification or document to be made by or submitted by Parent to any Governmental Entity under or relating to the Transactions and Parent shall consider in good faith the views of the Sellers with respect to such filings, (iii) the Sellers and the Company shall cooperate fully with Parent with respect to the strategy and direction of all matters related to Regulatory Filings and (iv) to the extent feasible, Parent shall consult with the Sellers and consider in good faith the views of the Sellers with respect to the strategy and direction of these matters, including considering in good faith the Sellers’ and the Company’s proposed communications, filings, applications, notifications or other documents. If Parent or any Affiliate of Parent receives any formal or informal request for supplemental information or documentary material from any Governmental Entity with respect to any of the Transactions, then Parent shall, following consultation with the Sellers, to the extent feasible, make or cause to be made, as soon as reasonably practicable, a response in compliance with such request (subject to Sellers’ right to review any such material response in advance as set out above). If the Sellers, the Company or any of their Affiliates receive any formal or informal request for supplemental information or documentary material from any Governmental Entity with respect to any of the Transactions, then the Sellers shall, following consultation with Parent, to the extent feasible, make or cause to be made, a response in compliance with such request (subject to Parent’s right to review, revise and approve any such material response in advance as set out above). The Sellers, the Company and their Affiliates shall not, without the prior written consent of Parent, (A) have any substantive contact or communication with any Governmental Entity relating to the Transactions or permit any of the Sellers’ or the Company’s Representatives to participate in any meeting with any Governmental Entity relating to the Transactions unless the Sellers consult with and receive approval of Parent in advance and, to the extent permitted by such Governmental Entity, grant Parent the opportunity to attend and lead the discussions at such contact, communication or meeting or (B) proffer, make proposals, negotiate, execute, carry out or submit to any agreements or Orders providing for any actions that would constitute an Remedy; provided, that, the Sellers shall, if directed by Parent, agree to any such action pursuant to Section 6.4(f) that is limited in scope to the business of the Company and conditioned on the consummation of the Transactions. Parent shall not have any substantive contact or communication with any Governmental Entity relating to the Transactions or permit any of Parent’s Representatives to participate in any meeting with any Governmental Entity relating to the Transactions unless, to the extent feasible, Parent provides notice to the Sellers in advance and, to the extent permitted by such Governmental Entity, grants Sellers the opportunity to participate in such communication or attend such meeting. Without limiting the generality of the foregoing, each party shall provide to the other (or the other’s respective advisors) upon request copies of all correspondence, white papers and similar submissions between such party and any Governmental Entity relating to the transactions contemplated by this Agreement. The parties may, as they deem advisable and necessary, designate any competitively sensitive materials provided to another party under this Section 6.4 as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials.

6.5 Third-Party Consents; Notices.

(a) Following consultation with Parent, the Company shall use reasonable best efforts to obtain prior to the Closing, and deliver to Parent at or prior to the Closing, all consents, waivers and approvals required in connection with the Transactions and arising under each Contract listed or described on Schedule 6.5(a) of the Seller Disclosure Letter and as otherwise reasonably requested by Parent.

(b) Following consultation with Parent, the Company shall give all notices and other information required to be given to the employees of the Company and its Subsidiaries, any collective bargaining unit representing any group of employees of the Company or any of its Subsidiaries, and any applicable Governmental Entity and any other Applicable Law in connection with the Transactions.

(c) Without prejudice to the Company’s obligations pursuant to subsections (a) or (b) of the foregoing, the Company shall not seek to obtain any consents, waivers or approvals in connection with the Transaction from any customers or suppliers of the Company without the prior written consent of Parent. If and to the extent such approval is granted, the Company shall use its reasonable best efforts to consult with Parent in good faith in connection with seeking to obtain such consents, waivers or approvals.

6.6 Litigation. The Sellers and the Company shall (i) notify Parent in writing promptly after learning of any Legal Proceeding arising in connection with or related to this Agreement or the Transactions that is initiated by or against the Company or any of its Subsidiaries, or known by the Sellers or the Company to be threatened against the Company or any of its Subsidiaries, or any of its directors, officers or employees or the Sellers in their capacity as such (a “New Litigation Claim”), (ii) notify Parent of ongoing material developments in any New Litigation Claim and (iii) consult in good faith with Parent regarding the conduct of the defense of any New Litigation Claim.

6.7 Access to Information.

(a) During the Interim Period, (i) the Company shall (A) afford Parent and its Representatives reasonable access during normal business hours to the Company’s and each of its Subsidiaries’ properties, books, Contracts, records and accounting and financial information and systems, and to the Company and its Representatives; (B) use commercially reasonable efforts to make available the personnel of the Company and its Subsidiaries as reasonably requested by Parent and its Representatives; (C) furnish to Parent and its Representatives such financial and operating data and other information to the extent relating to the Company and its Subsidiaries as such Persons may reasonably request; and (D) furnish to Parent and its Representatives all other information concerning the business, properties, books, Contracts, records, accounting and financial information of the Company and each of its Subsidiaries as Parent may reasonably request; provided, that, for the avoidance of doubt, a reasonable request for the purposes of this Section 6.7 shall be deemed to include any request made for the purposes of monitoring the compliance of the Sellers’ and the Company’s covenants herein, including pursuant to Sections 1.3, 5.1, 5.2, 6.16 and 6.17 and (ii) the Company and each of its Subsidiaries shall provide to Parent and its Representatives, upon reasonable request, true, correct and complete copies of the Company’s and each of its Subsidiaries’ Tax Returns, Tax elections and all other records and work papers relating to Taxes, (B) a schedule of any deferred intercompany gain or loss with respect to transactions to which the Company or any of its Subsidiaries has been a party and (C) receipts for any Taxes paid to foreign Tax Authorities by the Company or any of its Subsidiaries.

(b) During the Interim Period, the Company and each of its Subsidiaries shall provide to Parent and its Representatives true, correct and complete copies of, (i) within forty-five (45) days after the end of each quarter, (A) a report prepared by the management of the Company regarding the Company and its operating Subsidiaries financial results and operations for such quarter, including detailed operational and cash flow information, (B) full and bona fide details of all Leakage and Permitted Leakage incurred by the Company and its Subsidiaries during such quarter, with separate line items for each item of Leakage and Permitted Leakage as per the respective definitions of each such term in Exhibit A, (ii) within one-hundred eighty (180) days after the end of each financial year, consolidated audited financial statements of the Company and its operating Subsidiaries, including, but not limited to, a consolidated balance sheet of the Company and its operating Subsidiaries, as at the end of the financial year, and consolidated statements of income, retained earnings and changes in cash flow of the Company and its operating Subsidiaries, for such year, setting forth in each case in comparative form the corresponding figures from the previous financial year prepared in accordance with IFRS, (iii) promptly following the approval by the Board, the approved business plan for such financial year, together with an operating and capital expenditure budget of the Company and (iv) any information provided to the Board relating to (A) the China JV or (B) the Reorganizations, together with all relevant supporting materials.

(c) During the Interim Period, the Company shall confer from time to time as requested by Parent with one or more Representatives of Parent to discuss any material changes or developments in the operational matters of the Company and each of its Subsidiaries and the general status of the ongoing operations of the Company and each of its Subsidiaries.

(d) Notwithstanding the foregoing subsections (a), (b) and (c), the Company may (i) withhold any attorney-client privileged communications to the extent relating to the sale of the Company and its Subsidiaries, (ii) withhold any document or information, the disclosure of which would reasonably be expected to violate or conflict with any Applicable Law, including Antitrust Laws, based upon the advice of outside counsel, or (iii) withhold or redact any document or information, to the extent necessary to avoid violation of any obligation of confidentiality or waiver of any attorney-client privilege or other legal privilege; provided, however, that, in the event that the Company withholds a document or information in circumstances in which any of clause (i) through (iii) apply, then the Company shall make reasonable and appropriate substitute arrangements to promptly provide Parent and its Representatives such documents or information in a manner that does not result in such violation, conflict or waiver, as applicable.

(e) No information or knowledge obtained by Parent or any of its Representatives during the pendency of the Transactions in any investigation pursuant to this Section 6.7 shall affect or be deemed to modify any representation, warranty, covenant, agreement, obligation or condition set forth herein.

6.8 Spreadsheet; Closing Payments.

(a) The Sellers and the Company shall prepare and deliver to Parent the Company Closing Financial Certificate and a spreadsheet substantially in the form set forth as Exhibit K (the “Spreadsheet”), which spreadsheet shall be dated as of the Closing Date and shall set forth all of the following information (in addition to the other required data and information specified therein), as of immediately prior to the Closing:

(i) the names of each Seller and each such Seller’s bank information (including the respective bank name and number, branch name and address, swift number, account number and other wire transfer information);

(ii) the number of Company Shares held by the Sellers and the respective share certificate numbers relating to such Company Shares;

(iii) the calculation of (i) Closing Cash Consideration and (ii) Closing Stock Consideration, in each case with the allocation to each Seller in accordance with the Pro Rata Share;

(iv) the amount and recipient of any payments for Closing Cash Uses;

(v) supporting information and calculations for the Company Closing Financial Certificate; and

(vi) a funds flow memorandum setting forth applicable wire transfer instructions for payment of the Closing Cash Consideration and the Closing Cash Uses.

(b) The Sellers and the Company shall deliver to Parent a draft of each of the Company Closing Financial Certificate and the Spreadsheet not later than five (5) Business Days prior to the Closing Date and an estimated final version of the Company Closing Financial Certificate and the Spreadsheet to Parent not later than three (3) Business Days prior to the Closing Date. In the event that Parent notifies the Sellers and the Company that it has comments or concerns regarding the Company Closing Financial Certificate or the Spreadsheet, Parent and the Sellers shall discuss such comments and concerns in good faith and the Sellers and the Company shall make reasonable corrections prior to delivering the final versions of the same in accordance with this Section 6.8. Without limiting the foregoing or Section 6.8, the Sellers and the Company shall provide to Parent, together with the Company Closing Financial Certificate and the Spreadsheet, reasonable documentation to support the calculations, amounts and other matters set forth in the Company Closing Financial Certificate and the Spreadsheet.

(c) The Company shall deliver to Parent, in a form and substance reasonably satisfactory to Parent, as of immediately prior to the Closing: (i) an invoice from each Person that is entitled to any Transaction Expenses acknowledging the total amount of Transaction Expenses that has been incurred and remains payable to such Person.

6.9 Locked-Box and Company Cash Deductions.

(a) Locked-Box. The Sellers, severally and not jointly, represent, warrant and undertake, to Parent that:

(i) there has been no Leakage at any time from the Locked-Box Date up to and including the Agreement Date, other than Permitted Leakage or as set forth on Schedule 6.9(a)(i) of the Seller Disclosure Letter; and

(ii) there shall be no Leakage at any time from the Agreement Date up to and including the Closing, other than Permitted Leakage or as set forth on Schedule 6.9(a)(ii) of the Seller Disclosure Letter.

(b) Closing Cash Deductions. The Sellers shall cause the Company at the Closing to have sufficient Closing Cash for the aggregate of the following:

(i) to pay all unpaid Equity Plan Payments; plus

(ii) to pay all unpaid Closing Employee Cash Plan Payments; plus

(iii) to pay all unpaid Transaction Expenses; plus

(iv) an amount equal to the Retention Bonus Pool; plus

(v) to pay any unpaid indebtedness for borrowed money incurred by the Company or its Subsidiaries; plus

(vi) in an amount equal to the shortfall, if any, of the Company’s accounts receivable at Closing as shown in the Company Closing Financial Certificate as compared to the Target Accounts Receivable;

(vii) to pay any unpaid (A) accrued Pre-Closing Taxes and (B) Seller Transaction Taxes; and plus

(viii) an amount equal to $100,000,000 in respect of Post-Closing IP Deferred Tax Liabilities.

(clauses (i) through (viii) collectively, the “Closing Cash Uses”). To the extent any of the Closing Cash Uses have not been satisfied as of the Closing (the “Pending Closing Cash Uses”) and the Closing Cash is less than the aggregate amount of cash required for the Pending Closing Cash Uses, the amount of such shortfall (the “Cash Shortfall”) shall be deducted from the Closing Cash Consideration.

(c) Cash Sweep. If the Closing Cash is in excess of the aggregate amount required for the Pending Closing Cash Uses, the Company may pay to each Seller a one-off cash dividend in the amount of such Seller’s Pro Rata Share of such excess amount immediately prior to the Closing in accordance with Applicable Law (“Cash Sweep”).

6.10 Employees.

(a) Prior to the Closing, Parent, Acquirer or their Affiliates will extend offers of employment (contingent on the occurrence of the Closing) to the U.S. Employees. Each U.S. Employee who receives and accepts an offer of employment with Parent, Acquirer or one of their Affiliates and commences employment with Parent, Acquirer or one of their Affiliates at the Closing, and each other Company Employee whose employment with the Company or a Subsidiary thereof continues pursuant to Applicable Law following the Closing, is referred to herein as a “Continuing Employee.” The Company will consult with Parent and Acquirer (and will consider in good faith the advice of Parent) prior to sending any notices or other communication materials to its employees or any works council, employee representative or other employee representative bodies representing the employees regarding the Transactions. The Company will and will procure that its Subsidiaries shall comply with all obligations it has to inform or consult with any such Persons regarding the Transactions, and Parent, Acquirer and their Affiliates will provide such information as is reasonably requested by the Company and necessary or desirable for the Company or its Subsidiaries to comply with all such information or consultation obligations.

(b) Immediately prior to the Closing, the Company and its Subsidiaries shall terminate the employment of each U.S. Employee for all purposes contingent upon and effective as of the Closing, and pay in full to the U.S. Employees any and all compensation and benefits, including, without limitation, base salary, wages, bonuses, commissions and other forms of incentive compensation, vacation and paid-time-off and other employee benefits (except, in the case of tax-qualified employee benefits, to the extent vested and payable in a subsequent years in accordance with the terms of the applicable plan), in each case, that have been earned or accrued, as applicable, through the Closing Date (the “Accrued Amounts” and all such Accrued Amounts consisting of vacation, the “U.S. Accrued PTO”). The U.S. Accrued PTO shall be paid by the Company and/or its Subsidiaries on or after the Closing Date (in accordance with Applicable Law), following the Cash Sweep calculated in accordance with Section 6.9(c). For the avoidance of doubt, payment of the U.S. Accrued PTO is not a Closing Cash Use for purposes of Section 6.9(c).

(c) Subject to Applicable Law, during the period beginning on the date of this Agreement and ending on the Closing Date, the Company and its Subsidiaries and Parent and its Subsidiaries shall mutually cooperate with respect to the retention of Company Employees through and after the Closing Date and with respect to assisting Parent and its Subsidiaries in making offers to U.S. Employees. Without limiting the foregoing, the Company shall, and shall cause its Subsidiaries to, provide to Parent information related to the Company Employees and Company Employee Plans that is reasonably requested by Parent and necessary or desirable for Parent to integrate the Continuing Employees into a combined business with Parent following the Closing, in each case subject to Applicable Law.

(d) During the period beginning on the Closing Date and ending on the first anniversary of the Closing Date and except as otherwise required by Applicable Law or by collective bargaining agreement, works council arrangement or other labor union Contract, Parent shall provide each Continuing Employee with (i) annual total target compensation that is substantially comparable, in the aggregate, to the annual total target compensation (taking into account base salary or wages and recurring cash and equity incentive opportunities) that was provided to such Continuing Employee immediately prior to the Closing and (ii) defined contribution retirement (401(k)), health and welfare benefits that are no less favorable, in the aggregate, either (A) to those provided to similarly-situated employees of Parent and Parent’s Affiliates, or (B) to those provided to such Continuing Employee immediately prior to the Closing.

(e) Parent agrees that, from and after the Closing, Parent shall and shall cause the Company and its Subsidiaries to grant each Continuing Employee credit for all service with the Company or any of its Subsidiaries (and any predecessors thereto) prior to the Closing for eligibility and vesting purposes for purposes of statutory employee benefit and severance plans, agreements, arrangements, programs and policies established or maintained by Parent or any of its Affiliates on or after the Closing (to the same extent as such credit was recognized prior to the Closing under comparable Company Employee Plans), except where granting such credit would result in a duplication of benefits.

(f) In addition, Parent hereby agrees that Parent shall use commercially reasonable efforts to (i) cause to be waived all pre-existing condition exclusion and actively-at-work requirements and similar limitations, eligibility waiting periods and evidence of insurability requirements under any medical or welfare benefit plan or program maintained by Parent or any of its Affiliates on or after the Closing in which the Continuing Employees participate (the “New Plans”) to the extent waived or satisfied by a Continuing Employee (or covered dependent thereof) under the corresponding Company Employee Plan as of the Closing and (ii) cause any deductible, co-insurance and out-of-pocket covered expenses paid on or before the date of initial participation by any Continuing Employee (or covered dependent thereof) to be credited for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions after the date of initial participation under such New Plans in the year of initial participation (to the same extent such credit would have been given under comparable Company Employee Plans prior to the Closing).

(g) Nothing contained in this Agreement (including Sections 6.10, 6.11, 6.12 and 6.13) shall, or shall be construed so as to, (i) prevent or restrict in any way the right of Parent or Acquirer to terminate, reassign, promote or demote any employee, consultant, director or other service provider (or to cause any of the foregoing actions) at any time following the Closing, or to change (or cause the change of) the title, powers, duties, responsibilities, functions, locations, salaries, other compensation or terms or conditions of employment or service of any such employee, consultant, director or other service provider at any time following the Closing, (ii) constitute an amendment or modification of any Company Employee Plan or other employee benefit plan, (iii) create any third-party rights in any such current or former employee, consultant, director or other service provider (including any beneficiary or dependent thereof), (iv) obligate Parent or any of its Affiliates to adopt or maintain any particular plan or program or other compensatory or benefits arrangement at any time or prevent Parent or any of its Affiliates from modifying or terminating any such plan, program or other compensatory or benefits arrangement at any time, or (v) limit or modify the obligations of Parent, the Company or any of their respective Subsidiaries or Affiliates under Applicable Law or any applicable collective bargaining agreement, works council arrangement or other labor union Contract.

6.11 Amendment and Termination of Certain Company Employee Plans.

(a) Effective no later than the day immediately preceding the Closing Date, the Company shall procure that (i) the Board (or an applicable committee thereof) amends (A) the Company Equity Plans to the extent necessary (taking into account any expected lapse of Awards granted thereunder and/or any cash election) to ensure that all Awards can be satisfied in cash at Closing, and (B) the French Sub-Plan, such that rule 5 (Death of a Participant) of the French Sub-Plan shall cease to have effect and any heir of a deceased French Sub-Plan Participant shall not be entitled to make a Request (as defined in rule 5.1 of the French Sub-Plan), and (ii) the Board (or an applicable committee thereof) determines that all Awards will be satisfied in cash at the Closing. If, on or after the Agreement Date but prior to amendment of the French Sub-Plan in accordance with (B) above, a deceased French Sub-Plan Participant’s heir makes a Request, subject to Applicable Law, the Company shall take all actions necessary, desirable or reasonably requested by Acquirer to ensure that any Ordinary A Shares issued pursuant to a Request are acquired by the Company prior to the Closing in accordance with the Organizational Documents. Effective as of the Closing (but without prejudice to the payment by the Company of the Closing Employee Cash Plan Payments and the Equity Plan Payments), the Company or its Subsidiaries shall terminate the Annual Bonus Plan, the Exceptional Outcome Award Policy, the Partnership Bonus & Performance Accelerator Scheme, the Launch Award Scheme, the All-Employee Plan 2019, the French Sub-Plan to the All-Employee Plan 2019, the Executive IPO Plan 2019 (without payment of any Awards thereunder) and the Company EC Sale Plan, in each case to the extent that any such Company Employee Plan does not terminate automatically as of the Closing pursuant to its terms.

(b) Effective no later than the day immediately preceding the Closing Date, the Company or its Subsidiaries shall terminate all Company Employee Plans intended to qualify as cash or deferred arrangements under Section 401(k) of the Code but such termination may be contingent on consummation of the Transactions.

(c) The Company shall provide Parent with evidence (i) of the amendment of the Company Equity Plans and termination of the Company Employee Plans in accordance with this Section 6.11 pursuant to resolutions of the Board (or an applicable committee thereof), and (ii) that the Company or its Subsidiaries have taken all other actions (including providing all notices and obtaining all consents) that are necessary, desirable or reasonably requested by Acquirer to accomplish the termination of such plans. The Company shall consult with Parent in respect of the form and substance of any such resolutions, notices and consents and consider in good faith all amendments or modifications reasonably required or requested by Parent.

6.12 Post-Closing RSU Awards. Following the Closing, Parent shall grant restricted stock units covering Parent Stock (“Parent RSUs”) with an aggregate grant-date value not to exceed $1,500,000,000 to certain Continuing Employees (subject to such Continuing Employees’ continued employment with Parent or one of its Subsidiaries through the grant date), pursuant to Parent’s Amended and Restated 2007 Equity Incentive Plan (the “Parent Equity Plan”) and a restricted stock unit award agreement between Parent and each such Continuing Employee (together with the Parent Equity Plan, the “Parent RSU Documents”). The Parent RSUs shall be allocated among the Continuing Employees as mutually agreed between the Company and Parent, and shall be subject to the vesting and other terms and conditions set forth in the Parent RSU Documents.

6.13 Employee Retention Bonuses; EC Sale Plan Payments.

(a) No later than sixty (60) days prior to the Closing, the Company shall establish a retention cash bonus pool of an amount equal to $500,000,000 less the Equity Plan Payments (the “Retention Bonus Pool”) for the payment of retention cash bonuses and the employer portion of any related payroll taxes, national insurance, social security (or similar) contributions or levies to Continuing Employees payable on the first year anniversary of the Closing and (i) subject to the applicable Continuing Employee’s continued employment with the Company or its Subsidiaries (or Parent and its Subsidiaries, including the Company or its Subsidiaries) through the applicable payment date, (ii) allocated from the Retention Bonus Pool to the relevant Company Employees (who shall be notified by Parent to the Company within twenty (20) days prior to the establishment of the Retention Bonus Pool) as mutually agreed between the Company and Parent and (iii) subject to the terms and conditions set out in Exhibit L attached hereto (such bonuses, the “Post-Closing Employee Retention Bonuses”).

(b) Parent and the Company shall cooperate regarding all communications to be sent to Continuing Employees in relation to the Post-Closing Employee Retention Bonuses.

(c) Following the payment of the Post-Closing Employee Retention Bonuses in accordance with their terms, Parent shall reimburse the Sellers for any remaining balance of the Retention Bonus Pool.

(d) Promptly following the payment of the EC Sale Plan Payments by the Company and its applicable Subsidiaries in accordance with their terms (and in any event within five (5) Business Days of such payments), the Sellers shall reimburse Parent by wire transfer of immediately available funds for the amount of such EC Sale Plan Payments to the applicable bank account designated by Parent.

6.14 Tax Matters.

(a) Tax Cooperation.

(i) Each of Parent, Acquirer, the Sellers and the Company agree to (and the Company shall cause each of its Subsidiaries to) furnish or cause to be furnished to the other, upon request, as promptly as practicable, such information and assistance relating to Taxes (for the avoidance of doubt, such cooperation shall include the retention and provision of information and documents required to support the Intended Tax Treatment), including, access to books and records, as is reasonably necessary for the filing of all Tax Returns by Parent, Acquirer, the Company and its Subsidiaries or the Sellers, the making of any election relating to Taxes, the preparation for any audit by any Tax Authority and the prosecution or defense of any claim, suit or proceeding relating to any Tax (including, for the avoidance of doubt, any Tax Matter (as defined in Section 6.14(g))). Each of Parent, Acquirer, the Sellers and the Company shall (and the Company shall cause each of its Subsidiaries to) retain all books and records with respect to Taxes for a period of at least seven (7) years following the Closing Date.

(ii) Each Seller shall use commercially reasonable efforts to cause its (direct and indirect) owners to cooperate fully with Parent and Acquirer in connection with the matters described in Section 6.14(a)(i), including in the preparation of reasonable documentation to support the Intended Tax Treatment.

(b) Each Seller and the Company further agree, upon request, to use its reasonable best efforts to obtain, or, in the case of the Company, to cause its Subsidiaries to use their reasonable best efforts to obtain, any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the Transactions).

(c) The Sellers shall prepare and timely file, or shall cause to be prepared and timely filed, all Tax Returns in respect of the Company or any of its Subsidiaries that are required to be filed (taking into account any extension) on or before the Closing Date, and shall pay, or cause to be paid, all Taxes of the Company and its Subsidiaries due on or before the Closing Date. Such Tax Returns shall be prepared by treating items on such Tax Returns in a manner consistent with the Ordinary Course with respect to such items, except as required by Applicable Law. At least fifteen (15) days prior to filing any CT600 or Form 1120 Tax Return of the Company and its Subsidiaries, the Sellers shall submit a draft of such Tax Return, including, for the avoidance of doubt, any supplemental documents, supporting schedules and computations and working papers and group relief matrix, to Parent for Parent’s review and approval, which approval shall not be unreasonably withheld, conditioned or delayed. The Sellers shall consider in good faith any comment that Parent submits to the Sellers no less than five (5) Business Days prior to the due date of such Tax Returns.

(d) Parent shall prepare and timely file, or shall cause to be prepared and timely filed, each Tax Return in respect of the Company or any of its Subsidiaries that relates to a taxable period ending on or before the Closing Date but that is required to be filed after the Closing Date, and the Sellers shall pay, or cause to be paid, all Taxes due with respect to such Tax Return. Such Tax Returns shall be prepared by treating items on such Tax Returns in a manner consistent with the Ordinary Course with respect to such items, except as required by Applicable Law. Parent shall deliver at least fifteen (15) days prior to the due date (taking into account any extension) for the filing of such Tax Returns with respect to Taxes for which the Sellers are responsible pursuant to this Agreement to the Sellers for the Sellers’ review and approval, which approval shall not be unreasonably withheld, conditioned or delayed, a draft of such Tax Returns. Parent shall consider in good faith any comment that the Sellers submit to Parent no less than five (5) Business Days prior to the due date of such Tax Returns. The Sellers shall make the payment due to Parent under this Section 6.14(d) at least two (2) Business Days before payment of Taxes (including estimated Taxes) is due to the Tax Authority, but only to the extent that such Taxes are not otherwise described in Section 9.3(i).

(e) Parent shall prepare and timely file, or cause to be prepared and timely filed, each Tax Return (a “Straddle Period Tax Return”) required to be filed by the Company or its Subsidiaries for a Straddle Period. Such Tax Returns shall be prepared by treating items on such Tax Returns in a manner consistent with the Ordinary Course, with respect to such items, except as required by Applicable Law. Parent shall deliver at least ten (10) days prior to the due date for the filing of such Straddle Period Tax Return with respect to Taxes for which the Sellers are responsible pursuant to this Agreement (or, if such Straddle Period Tax Returns are due within less than ten (10) days after the Closing Date, as soon as reasonably practicable) to the Sellers for the Sellers’ review and approval, which approval shall not be unreasonably withheld, conditioned or delayed, a draft of such Tax Return. Parent shall consider in good faith any comment that the Sellers submit to Parent no less than three (3) Business Days prior to the due date of such Tax Returns (or, if such Straddle Period Tax Returns were provided less than ten (10) days prior to the due date, as soon as reasonably practicable). With respect to any Straddle Period Tax Return prepared by Parent pursuant to this Section 6.14(e), the Sellers shall pay to Parent the amount of Taxes shown as due on such Straddle Period Tax Return that are allocable to the pre-Closing portion of the Straddle Period (as determined pursuant to the principles set forth in Section 6.14(f) at least two (2) Business Days before payment of such Taxes (including estimated Taxes) is due to the Tax Authority, but only to the extent that such Taxes are not otherwise described in Section 9.3(i)).

(f) For purposes of this Agreement, the portion of any Tax that is allocable to the taxable period that is deemed to end on the Closing Date will be: (i) in the case of Property Taxes, deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days of such Straddle Period in the Pre-Closing Tax Period and the denominator of which is the number of calendar days in the entire Straddle Period, and (ii) in the case of all other Taxes, determined as though the taxable year of the Company or its Subsidiaries terminated at the close of business on the Closing Date.

(g) Tax Contests.

(i) Parent, Acquirer, the Company and its Subsidiaries, on the one hand, and the Sellers and their Affiliates, on the other hand, shall promptly notify each other upon receipt by such party of written notice of any inquiries, claims, assessments, audits or similar events with respect to Taxes of the Company and its Subsidiaries for which the other party would reasonably be expected to be responsible under this Agreement (any such inquiry, claim, assessment, audit or similar event, a “Tax Matter”). Any failure to so notify the other party of any Tax Matter shall not relieve such other party of any liability with respect to such Tax Matters except to the extent such party was actually and materially prejudiced as a result thereof.

(ii) Parent (and its Affiliates) shall have the right to control the conduct of any Tax Matters; provided, that, if a Tax Matter relates to Taxes for which a Seller is responsible pursuant to this Agreement (i) Parent shall use commercially reasonable efforts to defend such Tax Matter diligently and in good faith as if it were the only party in interest in connection with such Tax Matter, (ii) the Sellers shall have the right to fully participate (at their sole cost and expense) in the conduct of such Tax Matter at all administrative, appellate and other dispute resolution stages, (iii) Parent shall keep the Sellers reasonably informed and consult in good faith with the Sellers with respect to any material issue relating to such Tax Matter, (iv) Parent shall provide or forward all written communications from the relevant Tax Authority to the Sellers and offer the Sellers an opportunity to comment on any written materials in connection with such Tax Matter prior to such materials being furnished or submitted and shall consider any such comments in good faith, (v) Parent shall offer the Sellers an opportunity to participate in any phone conversations or meetings with the relevant Tax Authority and (v) Parent shall not settle such Tax Matter without the consent of the Sellers, which consent shall not be unreasonably withheld, conditioned or delayed.

(iii) In the event of a conflict between the provisions of this Section 6.14(g) and Section 9.7, the provisions of this Section 6.14(g) shall control.

(h) The Company shall, upon Parent’s reasonable request, cooperate in good faith and to (i) make any entity classification election pursuant to the Treasury Regulations under Section 7701 of the Code in respect of the Company or any Subsidiary of the Company at such time and pursuant to such documentation provided by Parent, and (ii) undertake any other internal restructuring of its Subsidiaries, in each case, as specified by Parent in writing; provided, however, that (i) such entity classification election shall have an effective date no earlier than the satisfaction of the conditions set forth in Section 7.1 and Section 7.2 and no later than one day prior to the Closing Date (ii) any Taxes and out-of-pocket costs and expenses incurred in connection with any such actions or transactions other than pursuant to the Reorganizations shall be promptly paid or reimbursed by Parent and (iii) the Company shall not be required to file any such election prior to the Closing Date. At the reasonable request of Parent, the Sellers shall provide such forms or other documentation, including after the Closing Date, as required by Treasury Regulations Section 301.7701-3(c)(2).

(i) The Sellers shall be entitled to any cash refunds of any Taxes actually received for which the Sellers are responsible under this Agreement (net of any Tax or regulatory cost arising as a result thereof, any cost incurred in preparing any claim for such refund and any amount of such cash that is subject to any regulatory restriction on its distribution), except to the extent that (i) such refund was reflected as an asset in the Company Closing Financial Certificate or (ii) such refund is attributable to the carryback of a Tax attribute (including a net operating loss, net capital loss, foreign tax credit, or research and development credit) arising in a tax period other than a Pre-Closing Tax Period, and the carryback of such Tax attribute does not reduce the amount of any refund that would otherwise be received by the Sellers. Any such refunds of Taxes of the Company and its Subsidiaries for any Straddle Period shall be equitably apportioned between the Sellers and Parent in accordance with the principles set forth in Section 6.14(f). In the event that Parent or any of its Affiliates (including, after the Closing, the Company and its Subsidiaries) receives such a refund to which the Sellers are entitled pursuant to the first sentence of this Section 6.14(m), Parent shall pay or cause to be paid such amounts (including any interest paid thereon) to the Sellers in accordance with their respective Pro Rata Shares within ten (10) days of the receipt of the refund.

(j) If either Parent or the Sellers are or become aware of any fact or circumstance that such party may reasonably expect would cause the Share Purchase to not qualify for the Intended Tax Treatment at the Closing Date, then such party shall promptly notify the other parties. The Company and the Sellers agree to execute certificates containing reasonably requested representations, assumptions and undertakings at such time or times as may be reasonably requested by Tax counsel of Parent that are in form and substance acceptable to Parent in connection with the Intended Tax Treatment. The parties agree to treat and report the transactions contemplated by this Agreement, for all United States federal and applicable state, local and non-United States income Tax purposes (including on all applicable Tax Returns), in accordance with the Intended Tax Treatment, except upon a contrary final determination by an applicable Tax Authority or as otherwise required by applicable non-United States Tax law.

(k) Notwithstanding anything to the contrary contained in this Agreement, Parent in its sole and absolute discretion shall be permitted to (but shall have no obligation to) make or cause any of its Affiliates (including the Company and its Subsidiaries) to make elections under Section 338 of the Code with respect to the Share Purchase. The Sellers shall cooperate in good faith with Parent and its Affiliates (including the Company and its Subsidiaries) and use their commercially reasonable efforts to provide Parent and its Affiliates (including the Company and its Subsidiaries) with any assistance reasonably requested by Parent in connection with making such elections with respect to the Company or its Subsidiaries. In the event of a statutory change in Law to Section 338 of the Code affecting the calculation of Taxes of the Company or its Subsidiaries which, based on documentation reasonably satisfactory to Parent and provided by the Sellers, would have a materially adverse impact on the Sellers, Parent agrees to consult with the Sellers, and consider the consequences of any election under Section 338 of the Code with respect to the Share Purchase under this Agreement.

(l) Post-Closing Actions. Except as required by Applicable Law or in the Ordinary Course (as determined, in each case, in good faith following consultation with the Sellers), without the prior written consent of the Sellers (which consent shall not be unreasonably withheld, conditioned, or delayed), in each case to the extent such action would reasonably be expected to materially increase Taxes for which the Sellers are liable pursuant to this Agreement, Parent shall not, and shall not permit any of its Affiliates (including, after the Closing, the Company and its Subsidiaries), to: (i) cause the Company or any of its Subsidiaries to take any action on the Closing Date after the Closing outside of the Ordinary Course (other than actions contemplated by this Agreement), (ii) amend any Tax Return of the Company or its Subsidiaries for any Pre-Closing Tax Period, (iii) make any Tax election (other than any election under Section 338 of the Code for the Company or its Subsidiaries with respect to the Share Purchase or any election described under Section 6.14(h)) with respect to the Company or its Subsidiaries, which Tax election would be effective for any Pre-Closing Tax Period, (iv) voluntarily approach any Tax Authority on or after the Closing Date with respect to any Tax position taken by the Company or its Subsidiaries on a Tax Return solely with respect to a Tax period ending on or before the Closing Date or (v) change any annual Tax accounting period or adopt or change any material Tax accounting method, in each case, with respect to a Pre-Closing Tax Period.

(m) The Sellers shall provide any reasonably requested Code Section 1445 or Code Section 1446(f) certificates with respect to any Subsidiary of the Company taking into account transactions contemplated by this Agreement.

(n) The Company and the Sellers shall, upon Parent’s reasonable request, cooperate in good faith with Parent to determine whether the Company is a “passive foreign investment company” within the meaning of Section 1297 of the Code for the taxable year including the Closing Date (determined as if the taxable year of the Company ended on the Closing Date) and provide such reasonable representations and documentation as Parent may request with respect to such determination.

6.15 280G Shareholder Approval. No later than ten (10) Business Days prior to the Closing, Parent will provide to the Company details regarding any payments from Parent that could constitute “parachute payments” (within the meaning of Section 280G of the Code) in connection with the Transactions. Promptly following the execution of this Agreement (but in no event later than ten (10) Business Days prior to the Closing), the Company shall obtain and deliver to Parent, prior to initiation of the 280G Shareholder Approval process, a Parachute Payment Waiver from each “disqualified individual” (within the meaning of Section 280G of the Code) who may receive any payments or benefits that could constitute “parachute payments” (within the meaning of Section 280G of the Code) in connection with the Transactions. Promptly following the delivery of the Parachute Payment Waivers to Parent (but in no event less than three (3) Business Days prior to the Closing), the Company shall submit to the Sellers for approval (in a manner reasonably satisfactory to Parent and in accordance with the requirements of Section 280G(b)(5)(B) of the Code), by such number of holders of the Sellers as is required by the terms of Section 280G(b)(5)(B) of the Code, any payments and/or benefits that may separately or in the aggregate, constitute “parachute payments” pursuant to Section 280G of the Code (“Section 280G Payments”), such that such payments and benefits shall not be deemed to be Section 280G Payments, and prior to the Closing, the Company shall deliver to Parent notification and documentation reasonably satisfactory to Parent that (i) a vote of the holders of Company Shares was solicited in conformance with Section 280G of the Code and the regulations promulgated thereunder and the requisite shareholder approval was obtained with respect to any payments and/or benefits that were subject to the shareholder vote (the “280G Shareholder Approval”) or (ii) that the 280G Shareholder Approval was not obtained and as a consequence, that such payments and/or benefits shall not be made or provided to the extent they would cause any amounts to constitute Section 280G Payments, pursuant to the Parachute Payment Waivers that were executed by the affected individuals prior to the vote of the holders of Company Shares pursuant to this Section 6.15. The form of the waiver, the disclosure statement, and the calculations related to the foregoing shall be subject to advance review and approval by Parent, which approval shall not be unreasonably withheld, conditioned or delayed.

6.16 ISG Reorganization.

(a) The Sellers and the Company shall, and shall cause their Subsidiaries to, effect and consummate the ISG Reorganization in substantial conformity with the ISG Reorganization Plan, which is incorporated by reference herein, as follows: (i) on or before December 31, 2020, the Sellers and the Company shall effect the separation of the ISG Business from the Business as a result of which, except as otherwise stated in the ISG Reorganization Plan, all of the assets, liabilities and businesses of the ISG Business shall be held by Arm Cloud Services Limited and Treasure Data Inc. (the “Separation”), and (ii) the Sellers and the Company shall, as soon as reasonably practicable following the completion of the ISG Separation and the POU Termination Date (but, in any event, prior to the Closing), cause the distribution of the equity interests of Arm Cloud Services Limited and Treasure Data Inc. to the Sellers (the “Distribution”); provided, however, that the Sellers and the Company shall be permitted to sell, transfer or otherwise dispose of Treasure Data Inc. to a Third Party purchaser prior to the Distribution so long as (x) the Sellers and the Company shall provide Parent with the opportunity to review and comment on the definitive documentation related to any such sale, transfer or disposition and (y) the Sellers and the Company shall not enter into any Contract or commitment in respect of any such sale, transfer or disposition with a Third Party purchaser without the prior written consent of

Parent, not to be unreasonably withheld, conditioned or delayed (any sale, transfer or disposition of Treasure Data Inc. in compliance with clauses (x) and (y) of this proviso being an “Approved TD Sale”). For the avoidance of doubt, the Separation and the Distribution shall constitute the ISG Reorganization.

(b) The ISG Reorganization shall be implemented and consummated on terms that are in substantial conformity with the terms of one or more of the following templates (as applicable): (i) the form business and asset purchase deed, in the form attached hereto as Exhibit M-1, (ii) the form share purchase agreement, in the form attached hereto as Exhibit M-2, (iii) the form transitional services agreement, in the form attached hereto as Exhibit N, (iv) the intellectual property license agreements, in the forms attached hereto as Exhibit O-1, and (v) the form assignment of intellectual property rights, in the form attached hereto as Exhibit O-2 (collectively, with all other forms or agreements approved by the Sellers and Parent, the “ISG Reorganization Documents”); provided, however, that, the Sellers may make reasonable modifications to the ISG Reorganization Documents, the ISG Reorganization Plan or the ISG Reorganization, and/or implement the ISG Reorganization on terms that are not in conformity with the terms of the ISG Reorganization Documents, with the prior written consent of Parent, such consent not to be unreasonably withheld, conditioned or delayed.

(c) The Sellers and the Company shall cooperate and consult with Parent in good faith with respect to the implementation and consummation of the ISG Reorganization Plan, the ISG Reorganization and the ISG Reorganization Documents. The Sellers and the Company shall provide Parent with the opportunity to review and comment on the definitive documentation related to the ISG Reorganization prior to the implementation, execution or delivery thereof, but only to the extent that the terms of the definitive documentation are different from the terms of the ISG Reorganization Documents. The Sellers and the Company shall not, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned, or delayed), take any action or step that is inconsistent with the ISG Reorganization Plan in any material respect. The Sellers and the Company shall, upon request by Parent, furnish Parent with all information reasonably requested in connection with the ISG Reorganization.

(d) Following the Distribution, the Sellers shall be free to keep, sell, transfer, dispose of, wind down or do otherwise with respect to the ISG Business; provided, that, for the avoidance of doubt, none of the entities, businesses, assets, liabilities or employees of the ISG Business will be owned, held, assumed or employed, as applicable, by the Company or any of its Subsidiaries as of the Closing. Notwithstanding the foregoing, with respect to the ISG Business, but other than for an Approved TD Sale, (i) during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Distribution, none of the Sellers, the Company or its Subsidiaries will, and none of them will authorize, direct or permit any of their respective Representatives, acting on their behalf or at their direction, to directly or indirectly conduct any process or other solicitation for the sale, transfer or other disposal of the ISG Business, or enter into or participate in any negotiations regarding, or deliver or make available to any Person any non-public information with respect to any, offer, proposal, Contract or other arrangement contemplating or otherwise relating to the sale, transfer or other disposal of the ISG Business, and (ii) following the Distribution, the Sellers shall at all times be permitted to conduct any sale process or other action contemplated in the preceding clause (i) so long as such conducted in a manner that is not reasonably expected to impede, interfere with, prevent or delay the completion of the Share Purchase. Following the Distribution, none of Parent, Acquirer, the Company or any of its Subsidiaries shall be required to provide any assistance or cooperation or otherwise be bound by any obligations or Contracts with respect to any sale, transfer or disposal to a Third Party purchaser, except, in the case of an obligation of the Company or any of its Subsidiaries prior to the Closing, pursuant to an Approved TD Sale, the ISG Reorganization Documents or as otherwise agreed by Parent in writing in its sole discretion.

(e) During the Interim Period, the Sellers and the Company shall, and shall cause its Subsidiaries to, maintain distinct books, records and accounting and financial information of the ISG Business and the Business.

(f) The Sellers shall be responsible for and shall pay or cause to be paid in full, prior to the Closing and the Cash Sweep, all third-party fees, costs, expenses, payments and expenditures arising out of or related to the ISG Reorganization, the ISG Reorganization Documents and any other agreement or document contemplated thereby, and the implementation or completion thereof, including any termination, severance, notice or redundancy payments payable to Company Employees or other service providers, all termination fees, penalties and similar payments upon the termination of any Contracts with vendors, real estate leases and all other contractual arrangements, and any related fees, costs, expenses, Taxes, payments and expenditures of legal counsel, accountants and other advisors.

6.17 Internal Reorganization. The Sellers and the Company shall, and shall cause their Subsidiaries to, effect and consummate the Internal Reorganization in substantial conformity with the Internal Reorganization Plan, which is incorporated by reference herein, prior to the Closing. From and after the Agreement Date until the Closing, (i) the Sellers and Parent shall cooperate in good faith to share information and consult with each other with respect to the actions and steps set forth in the Internal Reorganization Plan, (ii) the Sellers and the Company shall, and the Company shall cause its Subsidiaries, as applicable, to, take such actions and steps as are required to effect the Internal Reorganization in substantial conformity with the principles, terms, conditions and timeframes set forth on Exhibit G, except as otherwise permitted with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned, or delayed), and (iii) without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned, or delayed), neither the Sellers nor the Company shall take any action or step that is inconsistent in any material respect with the Internal Reorganization Plan. The Sellers and the Company shall keep Parent reasonably informed regarding material actions and documentation related to the Internal Reorganization prior to the implementation, execution or delivery thereof. Each of the Sellers and the Company shall, upon request by Parent, furnish Parent with all information reasonably requested in connection with the Internal Reorganization. The Sellers shall be responsible for and shall pay or cause to be paid in full, prior to the Closing, all third-party fees, costs, expenses, payments and expenditures arising out of or related to the Internal Reorganization, the implementation or completion thereof, including any termination, severance, notice or redundancy payments payable to Company Employees or other service providers, all termination fees, penalties and similar payments upon the termination of any Contracts with vendors, real estate leases and all other contractual arrangements, and any related fees, costs, expenses, Taxes, payments and expenditures of legal counsel, accountants and other advisors.

6.18 Transaction Committee.

(a) Formation of Transaction Committee. In order to facilitate the orderly and timely completion of the transactions contemplated hereunder, within fifteen (15) Business Days following the date of hereof, the parties shall establish a committee (the “Transaction Committee”) which shall be comprised of: (i) two (2) designees appointed by the Sellers; (ii) two (2) designees appointed by the Company; and (iii) two (2) designees appointed by Parent, with such other members as the parties shall mutually agree. The Transaction Committee shall be responsible for (i) coordinating and directing the efforts of the parties with respect to (A) the finalization of the definitive forms of the ISG Reorganization Documents and the structuring, planning and definitive documentation related to the Internal Reorganization, (B) the implementation of the Reorganizations, (C) monitoring the 2016 POU progress and (D) monitoring the status of and obtaining consents, approvals, permits and other authorizations from, and notices to, any Third Parties which are necessary or desirable in connection with the completion of the Transactions other than anti-trust regulations, (ii) the communications, public relations and investor relations strategy and approach of the parties regarding this Agreement and the Transactions, and (iii) overseeing other business and operational matters relating to this Agreement, the Transaction Documents and the Transactions, including transitional plans of the Company and Parent following the Closing, to the extent not in violation of Applicable Laws, including Applicable Laws regarding the exchange of information and other Applicable Laws regarding competition.

(b) Disputes. If the parties disagree upon any matter subject to the oversight of the Transaction Committee, the members of the Transaction Committee shall work together in good faith to resolve the disagreement in a mutually acceptable manner. In the event that the Transaction Committee is unable to resolve such disagreement in a timely manner, and in any event within five (5) days of written notice of such disagreement by one party to the other, the matter in dispute shall be elevated to Akshay Naheta on behalf of the Sellers and Colette Kress on behalf of Parent for further good faith discussion. During the course of all such discussions, the parties shall cooperate with each other and all reasonable requests made by one party to the other for information, including requests for copies of relevant documents, will be honored. In the event that any disagreement is not resolved by the parties within fifteen (15) days following delivery of the written notice mentioned above, (i) in the event such matter involves the Internal Reorganization, the CEO of Parent shall be entitled to determine the resolution of such matter in good faith and in a manner that is in substantial conformity with the Internal Reorganization Plan (following consultation with and consideration of any input from CEO of SoftBank), and the parties shall cooperate and use reasonable best efforts to implement such determination, and (ii) the parties may otherwise seek any remedies to which they may be entitled in accordance with the terms of this Agreement, provided, that, nothing herein shall prevent any party from initiating proceedings in accordance with this Agreement if such party would be substantially harmed by a failure to act during the time that such good faith efforts are being made to resolve the disagreement through negotiation or if the completion of the Transactions would reasonably be expected to be delayed. In the event that any proceeding is commenced under this Section 6.18, the parties agree to continue to attempt to work in good faith to resolve any disagreement in accordance with this Section 6.18 during the course of such proceeding.

6.19 2016 POU.

(a) During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement, the Closing and the POU Termination Date (i) the Sellers shall cause the Company to, and the Company shall, (A) at all times comply with the 2016 POU, and (B) procure that the Company is in full compliance with and have satisfied the 2016 POU on the POU Termination Date; and (ii) the Company and the Sellers shall not agree to any amendment, supplement or variation, as the case may be, to the 2016 POU without the prior written consent of Parent.

(b) The Sellers shall be responsible for all fees, costs, expenses, payments and expenditures of legal counsel, accountants and other advisors arising out of or related to the 2016 POU, and any such fees, costs expenses, payments and expenditures of legal counsel, accountants and other advisors incurred in connection therewith shall be paid by the Sellers prior to the earlier of the Cash Sweep or the Closing.

6.20 Directors’ and Officers’ Insurance and Indemnification.

(a) Prior to the Closing, the Company shall obtain at its cost, and following the Closing, Parent shall cause the Company to maintain in full force and effect for not less than six (6) years from and after the Closing, an insurance and indemnification policy that provides coverage for events occurring prior to the Closing (the “D&O Insurance”) for the benefit of past and present directors and officers of the Company and its Subsidiaries (the “Covered Persons”), that is substantially equivalent to and in any event not less favorable in the aggregate than the existing policies of the Company and its Subsidiaries relating to errors and omissions of directors and officers; provided, however, that, the Company shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the last annual premium paid prior to the Agreement Date, but in such case shall purchase as much coverage as is available for such amount.

(b) In the event that the Company (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, Parent shall make proper provision so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 6.20.

(c) The rights of each Covered Person pursuant to this Section 6.20 shall be in addition to, and not in limitation of, any other rights such Covered Person may have (including any indemnification, exculpation or advancement of expenses rights) under the Organizational Documents of the Company or any of its Subsidiaries, any Contract (including any indemnification agreements between the Company or any of its Subsidiaries, on the one hand, and the officers and directors of the Company or any of its Subsidiaries), or under Applicable Law. The provisions of this Section 6.20 shall survive the Closing and shall not be terminated or modified in any manner that is adverse to the Covered Persons (and their respective successors and assigns), it being expressly agreed that the Covered Persons (including their respective successors and assigns) shall be third party beneficiaries of, and entitled to enforce, this Section 6.20.

6.21 Book-Entry; Legends. (a) On or prior to the Closing Date, Parent shall have submitted the supplemental listing application with Nasdaq for all shares of Parent Stock issuable as Closing Stock Consideration.

(b) Notwithstanding anything else to the contrary in this Agreement, all Parent Stock issued pursuant to this Agreement shall be issued in uncertificated book-entry form (unless otherwise determined by Parent in its sole discretion).

(c) In addition to any legend imposed by applicable state securities laws, the book entries representing the Parent Stock to be issued pursuant to this Agreement shall bear a restrictive legend (and stop transfer orders shall be placed against the transfer thereof with Parent’s transfer agent), stating substantially as follows, which shall be removed only in compliance with the Investor Rights Agreement and applicable securities laws:

THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.

THE SHARES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFER PURSUANT TO THE PROVISIONS OF AN INVESTOR RIGHTS AGREEMENT DATED AS OF THE CLOSING DATE. A COPY OF SUCH INVESTOR RIGHTS AGREEMENT MAY BE OBTAINED FROM PARENT. ANY TRANSFER OF SHARES IN VIOLATION OF SUCH INVESTOR RIGHTS AGREEMENT IS VOID AND OF NO EFFECT.

6.22 Required Financial Statements.

(a) The Sellers and the Company shall (i) prepare and deliver, or cause to be prepared and delivered at or prior to the Closing Date, to Parent the audited carve-out financial statements of the Business required to be filed with the SEC by Parent on a Current Report on Form 8-K in connection with the Closing pursuant to Item 9.01(a) thereof for the periods specified in Rule 3-05(b) of, and otherwise prepared pursuant to, Regulation S-X under the Securities Act following receipt from Parent of written notice specifying the financial statements of the Business which are required to be filed with the SEC in accordance with such rules and regulations (such audited financial statements as specified by Parent, the “Required Carve-Out Audited Financial Statements”), and (ii) use commercially reasonable efforts to provide Parent, pursuant to and subject to Section 6.7, (A) as promptly as reasonably practicable following the date of the applicable request by Parent, such information as Parent shall reasonably request for Parent and its Subsidiaries to prepare the pro forma financial information regarding Parent and its consolidated Subsidiaries, including pro forma financial information regarding the China JV, giving effect to the Closing (including the Reorganizations), required to be filed with the SEC by

Parent on a Current Report on Form 8-K in connection with the Closing pursuant to Item 9.01(b) thereof and prepared pursuant to Article 11 of Regulation S-X under the Securities Act (such pro forma financial information as specified by Parent, the “Required Pro Forma Financial Statements” and, together with the Required Carve-Out Audited Financial Statements, the “Required Financial Statements”) and (B) such other cooperation and assistance as Parent shall reasonably request in connection with the preparation of the Required Pro Forma Financial Statements.

(b) The Required Financial Statements shall be prepared in all material respects (i) (A) in accordance with IFRS, as issued by the IASB, applied on a consistent basis throughout the periods covered thereby or (B) if Parent provides written notice to the Sellers and the Company that the Required Financial Statements are required to be prepared in accordance with GAAP to comply with SEC filing requirements, in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, (ii) based on the respective books and records of the Business, ISG and the TD Entities that are in the possession of the Sellers, the Company or their Affiliates and (iii) in a manner consistent with the preparation of the audited Financial Statements, including with respect to footnote disclosure (if applicable), in each case except as specifically requested by Parent. The Required Carve-Out Audited Financial Statements, if prepared in accordance with IFRS, shall include a footnote or footnotes reconciling IFRS to GAAP.

(c) Following the Closing, Parent and its Affiliates (including the Company Group Entities) shall use commercially reasonable efforts to provide to the Sellers and their respective Affiliates such information, cooperation and assistance as the Sellers shall reasonably request in connection with their obligations under Section 6.22(i).

(d) Following the Closing and until the date that is one hundred and twenty (120) days thereafter, the Sellers and their respective Affiliates (other than the Company Group Entities) shall use commercially reasonable efforts to continue to provide to Parent such information and cooperation and assistance as Parent shall reasonably request for Parent to prepare the disclosures required to be included in Parent’s financial statements, including affording Parent and its Representatives reasonable access during normal business hours upon reasonable notice to, the respective books and records of the Business, ISG and, if applicable, the TD Entities, as well as to any employees reasonably expected to be necessary for the preparation of the disclosures required to be included in Parent’s financial statements (including by requiring any purchaser of the TD Entities to provide any such access to books and records or employees pursuant to this Section 6.22(d)).

6.23 Committee.

(a) Within fifteen (15) days following the Agreement Date, the Company shall, and the Sellers shall and procure that the Company shall, establish a committee (the “Committee”) which shall be comprised of: (i) two (2) designees appointed by Parent, one (1) designee appointed by the Company, and one (1) designee appointed by the Sellers. The initial designees of the Parent, Company and Sellers, are set out in Schedule 6.23 of the Seller Disclosure Letter.

(b) As promptly as practicable following the date Agreement Date and prior to the Closing, the Company shall, and the Sellers shall procure that the Company shall, implement the actions set forth in Section B (2019 Audited Financials) of Exhibit R to the reasonable satisfaction of Parent.

(c) As promptly as practicable following the Agreement Date, the Company shall, and the Sellers shall procure that the Company shall, use reasonable best efforts to implement the actions set forth in Section (C) (Accounting Controls) of Exhibit R in consultation with the Committee.

(d) The Company shall be responsible for and shall pay or cause to be paid in full, prior to the Closing, all third-party fees, costs, expenses, payments and expenditures arising out of or related to its compliance with this Section 6.23, including any related fees, costs, expenses, Taxes, payments and expenditures of the legal counsel, accountants and other advisors.

6.24 2019 Audited Financials. On or prior to October 15, 2020, the Company shall deliver to Parent its audited, consolidated financial statements for the fiscal year ending 31 March 2020 (including its balance sheets, statements of profits or loss and statements of cash flows, and including equity method accounting impact of the China JV) (the “2019 Audited Financials”).

Article VII

CONDITIONS TO THE SHARE PURCHASE

7.1 Conditions to Obligations of Each Party to Effect the Share Purchase. The respective obligations of each party hereto to complete the Transactions shall be subject to the satisfaction or waiver in writing at or prior to the Closing of each of the following conditions:

(a) No Prohibition. No Order issued by any Governmental Entity or other legal or regulatory restraint or prohibition preventing the completion of the Share Purchase shall be in effect, and no Applicable Law or Order shall have been enacted, entered or enforced by a Governmental Entity that makes the completion of the Share Purchase illegal.

(b) Governmental Approvals. All Regulatory Filings shall have been made and all Regulatory Approvals shall have been obtained and shall be in full force and effect and the applicable waiting period under applicable Antitrust Laws with regard to the Regulatory Filings shall have expired or shall have been terminated by the relevant Governmental Entity and there shall be no pending agreement between Parent or Acquirer and any Governmental Entity not to close.

7.2 Additional Conditions to Obligations of the Sellers. The obligations of the Sellers to complete the Transactions shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions (it being understood and agreed that each such condition is solely for the benefit of the Sellers and may be waived by the Sellers in writing in its sole discretion without notice or Liability to any Person):

(a) Representations, Warranties. The representations and warranties made by Parent and Acquirer (i) set forth in Sections 4.3 and 4.4 are true and correct in all but de minimis respects; (ii) set forth in Sections 4.1, 4.2(a), 4.5 and 4.6 are true and correct in all material respects and (iii) all other representations and warranties made by Parent and Acquirer herein are true and correct, except for any failure to be so true and correct which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, in each case on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such dates (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such specified date or dates); provided, that, for purposes of this Section 7.2(a), all qualifications based on a “Parent Material Adverse Effect” and all materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties will be disregarded.

(b) Covenants. Parent and Acquirer shall have performed and complied in all material respects with all covenants, agreements and obligations herein required to be performed and complied with by them prior to the Closing.

(c) Closing Deliveries. The Sellers shall have received each of the following at or prior to the Closing:

(i) a certificate, effective on the Closing Date, executed on behalf of Parent by a duly authorized officer of Parent to the effect that each of the conditions set forth in clauses (a), (b) and (c) of Section 7.2 has been satisfied;

(ii) a counterpart of the Investor Rights Agreement, in the form attached hereto as Exhibit C, duly executed by Parent (the “Investor Rights Agreement”); and

(iii) a counterpart of the Escrow Agreement, in a customary form to be mutually agreed between Parent and the Sellers (the “Escrow Agreement”), duly executed by Parent.

7.3 Additional Conditions to the Obligations of Parent and Acquirer. The obligations of Parent and Acquirer to complete the Transactions shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions (it being understood and agreed that each such condition is solely for the benefit of Parent and Acquirer and may be waived by Parent (on behalf of itself and/or Acquirer) in writing in its sole discretion without notice or Liability to any Person):

(a) Representations, Warranties. The representations and warranties made by the Company and the Sellers (i) set forth in Sections 2.2(a) and 3.3 are true and correct in all but de minimis respects; (ii) set forth in Sections 2.1(a)-(b), 2.2(b)-(d), 2.3(a), 2.16, 3.1, 3.2(a), 3.5 and 3.6 are true and correct in all material respects; and (iii) all other representations and warranties made by the Company and the Sellers are true and correct, except for any failure to be so true and correct which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, in each case on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such dates (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such specified date or dates); provided, that, for purposes of this Section 7.3(a), all qualifications based on a “Company Material Adverse Effect” and all materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties will be disregarded.

(b) Covenants. The Company and each of the Sellers shall have performed and complied in all material respects with all covenants, agreements and obligations herein required to be performed and complied with by the Company and the Sellers prior to the Closing.

(c) Receipt of the Closing Deliveries. Parent shall have received each of the following at or prior to the Closing:

(i) a counterpart of the Investor Rights Agreement, duly executed by each Seller;

(ii) a counterpart of the Escrow Agreement, duly executed by each Seller;

(iii) the Required Carve-Out Audited Financial Statements in accordance with Section 6.22;

(iv) the items listed on Schedule 7.3(c)(iv) of the Seller Disclosure Letter; and

(v) a certificate, dated as of the Closing Date and executed on behalf of the Sellers, to the effect that each of the conditions set forth in clauses (a), (b), and (d) of Section 7.3 has been satisfied.

(d) Reorganizations. The Sellers shall have implemented (i) the ISG Reorganization in substantial conformity with the ISG Reorganization Plan, and (ii) the Internal Reorganization in substantial conformity with the Internal Reorganization Plan.

(e) 2016 POU. The POU Termination Date shall have occurred and each of the Company and the Sellers shall have delivered to Acquirer a certificate executed by an authorized officer, in a form reasonably satisfactory to Acquirer, certifying that, as at the POU Termination Date, the Company was in compliance with and has fully satisfied the 2016 POU.

(f) Schedule 7.3(f) Matters. The completion of the matters set forth on Schedule 7.3(f) of the Seller Disclosure Letter.

Article VIII

TERMINATION

8.1 Termination. At any time prior to the Closing, this Agreement may be terminated and the Share Purchase abandoned by authorized action taken by the terminating party:

(a) by mutual written consent duly authorized by Parent and the Sellers;

(b) by either Parent or the Sellers, by written notice to the other, if the Closing shall not have occurred on or before September 13, 2021 or such other date that Parent and the Sellers may agree upon in writing (the “Termination Date”); provided, that, the Termination Date shall be automatically extended (i) for up to four (4) consecutive periods of three (3) months each if, as of the then current Termination Date, (A) the conditions set forth in Section 7.1(a) or Section 7.1(b) shall not have been satisfied or (B) each of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied or waived (other than those conditions that, by their terms, are intended to be satisfied at the Closing), any of the conditions set forth in Sections 7.3(c)(iii), (d), (e) or (f) has not been satisfied and Parent has not delivered a written notice of termination to the Sellers or (ii) until the Business Day following the Closing Date in accordance with Section 1.1(c) if as of the then current Termination Date each of the conditions set forth in Article VII has been satisfied or waived (other than those conditions that, by their terms, are intended to be satisfied at the Closing) and the Closing Date in accordance with Section 1.1(c) would otherwise occur after the then current Termination Date; provided, further, that, the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose breach of any covenant, agreement or obligation hereunder has been a primary cause of the failure of the Closing to occur on or before the Termination Date;

(c) by either Parent or the Sellers, by written notice to the other, if any Order of a Governmental Entity has permanently enjoined or prohibited the Share Purchase under Applicable Law, and such Order has become final and non-appealable; provided, that, a party shall not be entitled to terminate this Agreement under this Section 8.1(c) if such party has materially breached any covenant, agreement or obligation hereunder and that breach has been a primary cause of the injunction or prohibition;

(d) by Parent, by written notice to the Sellers, if (i) there shall have been an inaccuracy in any representation or warranty made by, or a breach of any covenant, agreement or obligation of the Company or any of the Sellers herein, such that any condition set forth in Sections 7.3(a) or (b) is not reasonably capable of being satisfied while such inaccuracy or breach is continuing, and (ii) either such inaccuracy or breach is not capable of cure in a manner sufficient to allow satisfaction of the conditions set forth in Sections 7.3(a) or (b) prior to the Termination Date or at least forty-five (45) days have elapsed since the receipt by the Sellers of written notice of such inaccuracy or breach from Parent describing such inaccuracy or breach in reasonable detail, and such inaccuracy or breach has not been cured in all material respects, provided, that, Parent shall not be permitted to terminate this Agreement pursuant to this Section 8.1(d) if there has been any material breach by Parent or Acquirer of its representations, warranties or covenants contained in this Agreement, and such breach has not been cured in all material respects; or

(e) by the Sellers, by written notice to Parent, if (i) there shall have been an inaccuracy in any representation or warranty made by, or a breach of any covenant, agreement or obligation of Parent herein, such that any condition set forth in Sections 7.2(a) or (b) is not reasonably capable of being satisfied while such inaccuracy or breach is continuing, and (ii) either such inaccuracy or breach it not capable of cure in a manner sufficient to allow satisfaction of the conditions set forth in Sections 7.2(a) or (b) prior to the Termination Date or at least forty-five (45) days have elapsed since the receipt by Parent of written notice of such inaccuracy or breach from the Sellers describing such inaccuracy or breach in reasonable detail, and such inaccuracy or breach has not been cured in all material respects, provided, that, the Sellers shall not be permitted to terminate this Agreement pursuant to this Section 8.1(e) if there has been any material breach by the Sellers of its representations, warranties or covenants contained in this Agreement, and such breach has not been cured in all material respects.

8.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no Liability on the part of Parent, Acquirer, the Sellers, the Company or their respective officers, directors, shareholders or Affiliates; provided, that, (i) Section 6.3 (Confidentiality; Public Disclosure), this Section 8.2 (Effect of Termination), Section 8.3 (Termination for Material Breach), Article X (General Provisions) and any related definition provisions herein or referenced in Exhibit A and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement and (ii) nothing herein shall relieve any party hereto from Liability in connection with any fraud by or on behalf of, or a willful breach of any covenant, agreement or obligation of, such party. As used herein, “willful breach” means an action taken or failure to act that the breaching party willfully and intentionally takes (or fails to take) and actually knows would, or would reasonably be expected to, be or cause a material breach of this Agreement.

8.3 Termination for Material Breach.

(a) If this Agreement is terminated (i) by Parent pursuant to Section 8.1(d) or (ii) (A) otherwise pursuant to Section 8.1 and (B) at the time of such termination, Parent is entitled to terminate this Agreement pursuant to Section 8.1(d), then the Sellers shall, or shall cause the Company to, refund to Parent by transfer of immediately available funds to the applicable bank account designated by Parent (x) if such termination was by the Sellers, prior to or substantially concurrently with, and as a condition to, such termination, or (y) if such termination was by Parent, within five (5) Business Days of such termination, a portion of the Signing Consideration in amount in cash equal to the Deposited Amount (the “Deposit Refund”).

(b) In the event any amount is payable by the Company pursuant to Section 8.3(a), such amount shall be paid by wire transfer of immediately available funds to an account designated by Parent.

(c) The Sellers and the Company acknowledge that (A) the agreements contained in this Section 8.3 are an integral part of the Transactions, and that without this Section 8.3, Parent and Acquirer would not have entered into this Agreement, (B) the Deposit Refund is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent in the circumstances set forth in Section 8.3(a) for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions and (C) Parent and its Affiliates may be entitled to any other rights and remedies pursuant to Section 8.2. If the Sellers or the Company fail to promptly pay any amount due pursuant to this Section 8.3, the Sellers or the Company shall pay to Parent all reasonable fees, costs and expenses of enforcement (including reasonable attorney’s fees as well as reasonable expenses incurred in connection with any action initiated by Parent), together with interest on the amount of the Deposit Refund at the prime lending rate as published in The Wall Street Journal, in effect on the date such payment is required to be made.

Article IX

ESCROW FUND AND INDEMNIFICATION

9.1 Escrow Fund.

(a) At the Closing, Parent shall withhold the Escrow Amount from the Closing Stock Consideration payable pursuant to Section 1.2(a) and shall deposit the Escrow Amount with U.S. Bank N.A. (or another institution selected by Parent and reasonably acceptable to the Sellers) as escrow agent (the “Escrow Agent”) (the aggregate value of the Escrow Amount so held by Escrow Agent from time to time, the “Escrow Fund”), which Escrow Fund shall be governed by this Agreement and the Escrow Agreement. The Escrow Fund shall constitute partial security for the benefit of Parent and Acquirer (on behalf of itself or any other Indemnified Person) with respect to any indemnifiable Damages pursuant to the indemnification obligations of the Sellers (each a “Seller Indemnifying Party” and, together with Parent, an “Indemnifying Party”) under this Article IX. Subject to Section 9.4, the Escrow Agent shall hold the Escrow Fund until 11:59 p.m. Pacific Standard Time on the date (the “Escrow Release Date”) that is nine (9) months after the Closing. None of the parties will receive interest or other earnings on the Escrow Fund. Neither the Escrow Fund (including any portion thereof) nor any beneficial interest therein may be pledged, subjected to any Encumbrance, sold, assigned or transferred by any party or be taken or reached by any legal or equitable process in satisfaction of any debt or other Liability of any party, in each case prior to the distribution of the Escrow Fund to such party in accordance with this Article IX.

(b) Within five (5) Business Days following the Escrow Release Date, the Escrow Agent, pursuant to the terms of the Escrow Agreement, will distribute to each Seller such Sellers’s Pro Rata Share of the Escrow Fund, in each case less that portion of the Escrow Fund that is determined in good faith, in the reasonable judgment of Parent, to be necessary to satisfy all unsatisfied or disputed claims for indemnification specified in any Claim Certificate delivered by Parent to the Sellers on or prior to the Escrow Release Date in accordance with this Article IX, which portion shall remain in the Escrow Fund until such claims for Damages have been resolved or satisfied. Any portion of the Escrow Fund held by the Escrow Agent following the Escrow Release Date with respect to pending but unresolved claims for indemnification that is not awarded to Parent upon the resolution of such claims shall be distributed by the Escrow Agent to the Sellers within five (5) Business Days following resolution of such claims and in accordance with such Sellers’s Pro Rata Share of such portion of the Escrow Fund.

9.2 Indemnification.

(a) Subject to the limitations set forth in this Article IX, from and after the Closing, the Seller Indemnifying Parties shall severally and not jointly (in proportion to each such Seller Indemnifying Party’s Pro Rata Share), indemnify and hold harmless Parent, Acquirer, the Company and their Subsidiaries and their respective Affiliates, officers, directors, employees, agents and representatives (each of the foregoing being referred to as a “Parent Indemnified Person”) from and against, and shall compensate and reimburse each Indemnified Person for, any and all losses, liabilities, damages, claims, fees, Taxes, interest, costs and expenses (including costs of investigation, defense and enforcement and reasonable fees and expenses of counsel, experts and other professionals), whether sustained, incurred or otherwise suffered directly or indirectly and whether or not due to a Third-Party Claim, but in each case excluding any punitive or exemplary damages, in each case unless such damages are actually awarded to a Third Party (collectively, “Damages”), arising out of, resulting from or in connection with:

(i) any breach or failure to be true and correct of any representation or warranty made by the Company or any of the Sellers in Article II or Article III (I) as of the Agreement Date or (II) as of the Closing Date as though such representation or warranty were made as of the Closing Date (except in the case of representations and warranties that by their terms speak only as of a specific date or dates, which representations and warranties shall be true and correct as of such date or dates), in each case, except for the representations and warranties set forth in Section 2.4(f)(ii), without giving effect to any limitation or qualification as to “materiality,” “material,” “Company Material Adverse Effect” or similar qualifiers set forth in such representation or warranty for purposes of determining whether there has been a breach or failure to be true and correct or for purposes of determining the amount of Damages resulting from, arising out of or relating to such breach or failure to be true and correct;

(ii) (A) any breach or failure to be true and correct of any certification, representation or warranty made by the Company or any of the Sellers in the certificate to be delivered to Parent or Acquirer with respect to the condition set forth in Section 7.3(a) as of the date such certificate is delivered to Parent or Acquirer and (B) any breach or failure to be true and correct of any certification, representation or warranty made by the Company or any of the Sellers in any other certificate required to be delivered to Parent or Acquirer at the Closing pursuant to any provision of this Agreement to be true and correct as of the date such certificate is delivered to Parent or Acquirer;

(iii) any breach of, or default on, any of the covenants, agreements or obligations made by the Sellers or the Company herein that are by their nature to be performed prior to the Closing;

(iv) any inaccuracies in the Spreadsheet or, to the extent resulting in any amount of Cash Shortfall that is not deducted from the Closing Cash Consideration, in the Company Closing Financial Certificate;

(v) any Leakage in breach of Section 6.9(a);

(vi) (A) any Pre-Closing Taxes, (B) any Seller Transaction Taxes, (C) any Taxes of any Person (other than the Company and its Subsidiaries) for which the Company or any of its Subsidiaries is liable under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, or by Contract (other than any Non-Tax Contract) or by operation of law, in each case, only to the extent the relationship or transaction giving rise to such liability first arose prior to the Closing Date, (D) any Deemed Tax Liability, (E) any Taxes of the Sellers or of their direct or indirect owners (including any direct or indirect capital gains Taxes arising as a result of the transactions contemplated by this Agreement) and (F) any Taxes for which Parent, Acquirer or any of their respective assigns or Affiliates is liable under applicable Tax Laws in connection with any payment made to the Sellers, the Company, its Subsidiaries or any of the foregoing’s respective Affiliates pursuant to the terms of this Agreement, including, for the avoidance of doubt, any Taxes owed by reason of Parent, the Acquirer or any of their respective assigns or Affiliates being a withholding agent pursuant to applicable Tax Laws;

(vii) any noncompliance with, violation of or failure to satisfy the 2016 POU, including for any Damages incurred by or on behalf of any Parent Indemnified Person that arise from or relate to any investigation, corrective action or remediation undertaken in connection with such noncompliance with, violation of or failure to satisfy;

(viii) (A) all Liabilities of the ISG Business, whether accruing prior to, on or after Closing, and (B) all Liabilities arising out of or relating to the Reorganizations, the ISG Reorganization Agreements or the Reorganization Plans (other than, for the avoidance of doubt, Liabilities directly resulting from the Company’s failure to comply with its obligations under the ISG License Agreement and the ISG TSA), and

(ix) the matter set forth on Schedule 9.2(a)(ix) of the Seller Disclosure Letter.

in each case, for the avoidance of doubt, without duplication of any amounts deducted in the calculation of the Cash Sweep (or, if applicable, from the Closing Cash Consideration), pursuant to Sections 6.9(b) and 6.9(c).

(b) Subject to the limitations set forth in this Article IX, from and after the Closing, Parent shall indemnify and hold harmless the Sellers and their respective officers, directors, agents, representatives and employees (each of the foregoing being referred to as a “Seller Indemnified Person” and together with a Parent Indemnified Person, as an “Indemnified Person”) from and against, and shall compensate and reimburse each Seller Indemnified Person for, any and all Damages, arising out, resulting from or in connection with:

(i) any breach or failure to be true and correct of any representation or warranty made by Parent or Acquirer in Article IV (I) as of the Agreement Date or (II) as of the Closing Date as though such representation or warranty were made as of the Closing Date (except in the case of representations and warranties that by their terms speak only as of a specific date or dates, which representations and warranties shall be true and correct as of such date or dates);

(ii) any breach or failure to be true and correct of any certification, representation or warranty made by Parent or Acquirer in any certificate required to be delivered to the Sellers or the Company at the Closing pursuant to any provision of this Agreement to be true and correct as of the date such certificate is delivered to the Sellers or the Company; and

(iii) any breach of, or default on, any of the covenants, agreements or obligations made by Parent or Acquirer herein that are by their nature to be performed prior to the Closing.

9.3 Damages Threshold; Other Limitations.

(a) Claims for Damages made by a Parent Indemnified Person under clauses (i) or (ii)(A) of Section 9.2(a) (other than a breach of the Special Representations) (the “General Claims”) shall be recovered solely as follows: (i) first, from the Escrow Fund until the amount thereof has been exhausted or has been released to the Sellers in accordance with Section 9.1, and (ii) second, directly from all Seller Indemnifying Parties on a several and not joint basis up to an aggregate amount, including the Escrow Amount, of $1,000,000,000 (the “General Liability Cap”).

(b) Claims for Damages made by a Parent Indemnified Person for any claim under this Article IX other than the General Claims shall be recovered solely as follows: (i) first, from the Escrow Fund until it has been exhausted or released to the Sellers in accordance with Section 9.1, and (ii) second, to the extent permitted by Section 9.3(c), directly from all Seller Indemnifying Parties on a several and not joint basis.

(c) Notwithstanding anything to the contrary contained herein:

(i) the Seller Indemnifying Parties shall not be required to indemnify, defend or hold harmless any Parent Indemnified Person against any Damages pursuant to clauses (i) or (ii)(A) of Section 9.2(a) (other than a breach of Special Tax Representations or Special Representations) with respect to any claim (or series of related claims arising from the same underlying facts, events or circumstances) unless such claim (or series of related claims arising from the same underlying facts, events or circumstances) involves Damages in excess of $2,500,000 (the “De Minimis Threshold”), nor shall any such claim or series of related claims that do not meet such De Minimis Threshold be applied to or considered for purposes of calculating the aggregate amount of the Parent Indemnified Persons’ Damages for which the Seller Indemnifying Parties are liable under Section 9.3(c)(ii);

(ii) the Seller Indemnifying Parties shall not be required to indemnify, defend or hold harmless any Parent Indemnified Person against any Damages pursuant to clauses (i) or (ii)(A) of Section 9.2(a) (other than a breach of Special Representations) until the aggregate amount of the Parent Indemnified Persons’ Damages for which the Parent Indemnified Persons are entitled to indemnification under clauses (i) or (ii)(A) of Section 9.2(a) exceeds $75,000,000 (the “Deductible”), after which the Seller Indemnifying Parties shall be liable for all of the Parent Indemnified Persons’ Damages for which the Parent Indemnified Persons are entitled to indemnification under clauses (i) or (ii)(A) of Section 9.2(a) (other than a breach of the Special Representations) that are in excess of the Deductible; but, for the avoidance of doubt, only if such excess Damages arise with respect to any claim (or series of related claims arising from the same underlying facts, events or circumstances) that involves Damages in excess of De Minimis Threshold; and

(iii) the total Liability of the Seller Indemnifying Parties for claims under this Article IX shall be limited to (i) the General Liability Cap for any claims for Damages arising out of, resulting from or in connection with the matters listed in clauses (i) or (ii)(A) of Section 9.2(a) (other than claims arising out of, resulting from or in connection with any failure of any of the Special Tax Representations or the Special Representations to be true and correct); and (ii) with respect to each Seller, such portion of the Aggregate

Consideration actually received by such Seller, for all claims for Damages (inclusive of claims described in the preceding clause (i)); provided, that, any limitation of Liability in this Section 9.3(c) shall not apply in the case of fraud or willful breach by or on behalf of the Sellers or the Company.

(d) Notwithstanding anything to the contrary contained herein, the total Liability of Parent for any claim under this Article IX shall be limited to $1,000,000,000 for any claims for Damages arising out of or resulting from the matters listed in clauses (i), (ii) or (iii) of Section 9.2(b); provided, that, any limitation of Liability in this Section 9.3(d) shall not apply in the case of fraud or willful breach by or on behalf of Parent or Acquirer.

(e) Notwithstanding anything to the contrary contained herein, (i) no Seller Indemnifying Party shall have any right of indemnification, compensation, reimbursement, contribution or right of advancement from Acquirer, Parent or any other Parent Indemnified Person (based upon such Seller Indemnifying Party’s position as an equity holder, officer, director, employee or agent of the Company or otherwise) with respect to any Damages claimed by any Parent Indemnified Person or any right of subrogation against the Company with respect to any indemnification, compensation or reimbursement of a Parent Indemnified Person by reason of any of the matters set forth in Section 9.2(a).

(f) The representations, warranties, covenants and obligations of the Indemnifying Parties, and the rights and remedies that may be exercised by the Indemnified Persons, shall not be limited or otherwise affected by or as a result of any information furnished to, any investigation made by or knowledge of, or any waiver by any of the Indemnified Persons or any of their Representatives.

(g) All Damages shall be calculated net of the amount of any recoveries actually received by an Indemnified Person under any existing insurance policies and contractual indemnification or contribution provisions (in each case, calculated net of any actual collection costs and reserves, expenses, deductibles or premium adjustments or retrospectively rated premiums (as determined in good faith by such Indemnified Person) incurred or paid to procure such recoveries) in respect of any Damages suffered, paid, sustained or incurred by any Indemnified Person. No Indemnified Person shall have any obligation to seek to obtain or continue to pursue any recovery from insurance policies, contractual indemnification or contribution provisions. The foregoing provisions of this Section 9.3(g) shall not in any way limit any Parent Indemnified Person’s right to recover under the Escrow Fund with respect to any Damages or limit any Parent Indemnified Person’s right to submit a claim for indemnification under this Agreement.

(h) The Indemnified Persons’ rights to indemnification contained in this Article IX and Section 10.11(b) shall be the sole and exclusive remedy of any Indemnified Persons for monetary damages in connection with the matters described in this Agreement, other than fraud or willful breach, whether such damages arise pursuant to contract, tort or other theory of law; provided, that, nothing in this Section 9.3(h) is intended to, and nothing in this Section 9.3(h) shall be construed or interpreted to, limit any Indemnified Person’s right to equitable remedies or other non-monetary remedies at law, including the right to seek specific performance and/or injunctive relief under Applicable Law, in accordance with Section 10.10 and Section 10.12.

(i) The Seller Indemnifying Parties shall have no obligation to indemnify any Parent Indemnified Persons for Damages in respect of any liability for Taxes described in Section 9.2(a)(vi)(A) through (F) or claim for breach of any of the Tax Representations, to the extent any such Damages (i) are directly and solely attributable to or arise as a result directly and solely from (a) any breach by Parent or any of its Affiliates (including, after the Closing, the Company and its Subsidiaries) of any of the covenants set forth in Section 6.14(l), (b) any elections under Section 338 of the Code with respect to the Share Purchase except to the extent of any action taken by Sellers, on or prior to the Closing, or the Company, which results in the Share Purchase failing to qualify under the Intended Tax Treatment or (c) any election or transaction undertaken at Parent’s request pursuant to Section 6.14(h), (ii) are solely in respect of Taxes that were taken into account in the calculation of Leakage, (iii) are solely in respect of Post-Closing IP Deferred Tax Liabilities or (iv) that are Taxes that have been specifically identified by the Sellers through documentation reasonably satisfactory to Parent as amounts taken into account in determining Pre-Closing Taxes calculated for purposes of and included in Section 6.9(b)(vii) and Seller Transaction Taxes calculated for purposes of and included in Section 6.9(b)(vii).

9.4 Period for Claims. Except as otherwise set forth in this Section 9.4, the period (the “Claims Period”) during which claims may be made: (i) for Damages arising out of, resulting from or in connection with the matters listed in clause (v) of Section 9.2(a) (or otherwise arising out of, resulting from or in connection with Leakage) shall commence at the Closing and terminate at 11:59 p.m. Pacific Standard Time on the date that is nine (9) months after the Closing Date; (ii) for Damages arising out of, resulting from or in connection with the matters listed in clauses (i) or (ii)(A) of Section 9.2(a) (other than with respect to any of the Tax Representations and the Special Representations) or clauses (i) and (ii) of Section 9.2(b) shall commence at the Closing and terminate at 11:59 p.m. Pacific Standard Time on the Escrow Release Date; and (iii) for Damages arising out of, resulting from or in connection all other matters, shall commence at the Closing and terminate at 11:59 p.m. Pacific Standard Time on the date that is thirty (30) days after the expiration of the applicable statute of limitations. Notwithstanding anything to the contrary contained herein, the Claims Period for claims for Damages arising out of, resulting from or in connection with fraud or willful breach by or on behalf of any Indemnifying Party shall not be limited.

9.5 Claims.

(a) From time to time during the Claims Period, Parent may deliver to the Sellers or the Sellers may deliver to Parent, one or more certificates signed by any officer of such party (each, a “Claim Certificate”):

(i) stating that an Indemnified Person has incurred, paid, reserved or accrued, or in good faith believes that it may incur, pay, reserve or accrue, Damages (or that with respect to any Tax Matters, that any Tax Authority may raise such matter in an audit of Parent or Acquirer or the Affiliates of either, that could give rise to Damages);

(ii) stating the amount of such Damages (which, in the case of Damages not yet incurred, paid, reserved or accrued, may, if known or estimable, be the maximum amount believed by Parent in good faith to be incurred, paid, reserved, accrued or demanded by a Third Party); and

(iii) specifying in reasonable detail (based upon the information then possessed by Parent) the individual items of such Damages included in the amount so stated and the nature of the claim to which such Damages are related if known or estimable.

(b) Such Claim Certificate (i) need only specify such information to the knowledge of such officer of Parent as of the date thereof, (ii) shall not limit any of the rights or remedies of any Indemnified Person with respect to the underlying facts and circumstances specifically set forth in such Claim Certificate and (iii) may be updated and amended from time to time by Parent by delivering any updated or amended Claim Certificate, so long as the delivery of the original Claim Certificate is made within the applicable Claims Period and such update or amendment relates to the underlying facts and circumstances specifically set forth in such original Claims Certificate; provided, that, all claims for Damages properly set forth in a Claim Certificate or any update or amendment thereto shall remain outstanding until such claims have been resolved or satisfied, notwithstanding the expiration of such Claims Period. No delay in providing such Claim Certificate within the applicable Claims Period shall affect an Indemnified Person’s rights hereunder, unless (and then only to the extent that) the Sellers or the Indemnifying Parties are materially prejudiced thereby.

9.6 Resolution of Objections to Claims.

(a) If the Sellers (on behalf of the Seller Indemnifying Parties) do not contest, by written notice to Parent, any claim or claims by Parent (on behalf of the Parent Indemnified Persons) made in any Claim Certificate within the thirty (30) day period following receipt of the Claim Certificate, then Parent and the Sellers shall promptly prepare, sign and deliver to the Escrow Agent a joint written instruction to distribute to Parent an amount of cash from the Escrow Fund having a total value equal to the amount of any indemnifiable Damages hereunder corresponding to such claim or claims as set forth in such Claim Certificate. If Parent does not contest, by written notice to the Sellers, any claim or claims by the Sellers (on behalf of the Seller Indemnified Persons) made in any Claim Certificate within the thirty (30) day period following receipt of the Claim Certificate, then Parent shall promptly pay to each Seller such Seller’s Pro Rata Share of the amount of any indemnifiable Damages hereunder corresponding to such claim or claims as set forth in such Claim Certificate, in cash by wire transfer to the Seller Bank Accounts.

(b) If the Sellers (on behalf of the Seller Indemnifying Parties) or Parent object in writing to any claim or claims made by a Parent Indemnified Person or Seller Indemnified Person, respectively, in any Claim Certificate within the thirty (30) day period set forth in Section 9.6(a), Parent and the Sellers shall attempt in good faith for sixty (60) days after the applicable party’s receipt of such written objection to resolve such objection. If Parent and the Sellers shall so agree with respect to a claim by a Parent Indemnified Person, a joint written instruction setting forth such agreement shall be prepared and signed by both Parent and the Sellers and delivered to the Escrow Agent. Upon receipt of such joint written instruction, the Escrow Agent shall distribute to Parent an amount in cash from the Escrow Fund in accordance with the terms of such joint written instruction.

(c) If no such agreement can be reached during the sixty (60) day period for good faith negotiation set forth in Section 9.6(b), but in any event upon the expiration of such sixty (60) day period, such dispute shall be finally settled by binding arbitration. The seat, or legal place, of arbitration shall be in San Francisco, California. Such arbitration shall be conducted in English in accordance with the CPR Arbitration Procedure (currently in effect) by three (3) arbitrators appointed in accordance with such rules (the “Arbitration Panel”). Notwithstanding the provision in Section 10.12 with respect to applicable substantive law, any arbitration conducted pursuant to the terms of this Section 9.6(c) shall be governed by the Federal Arbitration Act (9 U.S.C., SECS. 1-16). The Arbitration Panel shall allow such discovery as is appropriate to the purposes of arbitration in accomplishing a fair, speedy and cost-effective resolution of the dispute. The award of arbitration shall be final and binding upon the parties hereto. The Arbitration Panel will award to the prevailing party all costs, fees and expenses related to the arbitration, including reasonable fees and expenses of attorneys, accountants and other professionals incurred by the prevailing party, and judgment on the award rendered by the Arbitration Panel may be entered in any court having jurisdiction thereof. The decision of the Arbitration Panel as to the validity and amount of any claim in such Claim Certificate shall be non-appealable, binding and conclusive upon the parties hereto and the Indemnifying Parties, and Parent shall be entitled to instruct the Escrow Agent to distribute to Parent an amount in cash from the Escrow Fund equal to any arbitral award in favor of Parent.

(d) Judgment upon any determination of an Arbitration Panel may be entered in any court having jurisdiction. For purposes of this Section 9.6(d), in any suit hereunder in which any claim or the amount thereof stated in the Claim Certificate is at issue, Parent shall be deemed to be the prevailing party unless the Arbitration Panel determines in favor of the Sellers (on behalf of the Seller Indemnifying Parties) with respect to more than one-half of the amount in dispute, in which case the Seller Indemnifying Parties shall be deemed to be the prevailing party. The non-prevailing party to an arbitration shall pay its own fees and expenses and the fees and expenses of the prevailing party, including attorneys’ fees and costs, reasonably incurred in connection with such suit.

9.7 Third-Party Claims. In the event Parent becomes aware of a claim by a Third Party (a “Third-Party Claim”) that Parent in good faith believes may result in a claim for Damages by or on behalf of an Indemnified Person, Parent shall have the right in its sole discretion to conduct the defense of and to settle or resolve such Third-Party Claim and the costs and expenses incurred by Parent in connection with such defense, settlement or resolution (including attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs) shall be included in the Damages for which Parent shall be entitled to seek indemnification pursuant to a claim made hereunder. The Sellers shall have the right to receive copies of all pleadings, notices and communications with respect to such Third-Party Claim to the extent that receipt of such documents does not affect any privilege relating to any Indemnified Person, subject to execution by the Sellers of Parent’s (and, if required, such Third Party’s) standard non-disclosure agreement to the extent that such materials contain confidential or propriety information. However, Parent shall have the right in its sole discretion to determine and conduct the defense of any Third-Party Claim and the settlement, adjustment or compromise of such Third-Party Claim. Unless otherwise consented to in writing in advance by Parent in its sole discretion, the Sellers and their Affiliates may not participate in any Third-Party Claim or any action related to such Third-Party Claim (including any discussions or negotiations in connection with the settlement, adjustment or compromise thereof). In the event that the Sellers have consented to the amount of any settlement or resolution by Parent of any such claim (which consent shall not be unreasonably withheld, conditioned or delayed and which consent shall be deemed to have been given unless the Sellers shall have objected within twenty (20) days after a written request therefor by Parent), or if the Sellers shall have been determined to have unreasonably withheld, conditioned or delayed its consent to the amount of any such settlement or resolution, the Sellers and Indemnifying Party (a) shall not have any power or authority to object under this Article IX to the amount of any claim by or on behalf of any Indemnified Person against the Escrow Fund for indemnity with respect to such settlement or resolution, (b) shall be deemed to have approved the related Claim Certificate and (iii) shall instruct the Escrow Agent to distribute to Parent an amount in cash from the Escrow Fund equal to the applicable Damages with respect to such Third-Party Claim.

9.8 Treatment of Indemnification Payments. The Indemnifying Parties agree to treat (and cause their respective Affiliates to treat) any payment received by the Indemnified Persons pursuant to this Article IX as adjustments to the Aggregate Consideration for all Tax purposes, to the maximum extent permitted by Applicable Law.

Article X

GENERAL PROVISIONS

10.1 Survival of Representations, Warranties and Covenants. If the Share Purchase is completed, the representations and warranties made by the Company and the Sellers contained herein and in the other certificates contemplated by this Agreement shall survive the Closing and remain in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties hereto until 11:59 p.m. Pacific Standard Time on the date that is thirty (30) days after the date that is nine (9) months after the Closing; provided, that, the Tax Representations and the Special Representations will survive and remain in full force and effect until 11:59 p.m. Pacific Standard Time on the date that is thirty (30) days following the expiration of the applicable statute of limitations; provided, further, that, no right to indemnification pursuant to Article IX in respect of any claim that is set forth in a Claim Certificate delivered to Parent or the Sellers on or prior to the expiration of such representations and warranties shall be affected by such expiration; provided, further, that, such expiration shall not affect the rights of any Parent Indemnified Person under Article IX or otherwise to seek recovery of Damages arising out of, resulting from or in connection with any fraud or willful breach by or on behalf of the Company or the Sellers. If the Share Purchase is completed, the representations and warranties made by Parent and Acquirer herein and in the other certificates contemplated by this Agreement shall survive the Closing and remain in full force and effect, until 11:59 p.m. Pacific Standard Time on the date that is thirty (30) days after the date that is nine (9) months after the Closing; provided, that, no right to indemnification pursuant to Article IX in respect of any claim that is set forth in a Claim Certificate delivered to Parent on or prior to the expiration of such representations and warranties shall be affected by such expiration; provided, further, that, such expiration shall not affect the rights of any Seller Indemnified Person under Article IX or otherwise to seek recovery of Damages arising out of or resulting from any fraud or willful breach by or on behalf of Parent or Acquirer. If the Share Purchase is completed, all covenants, agreements and obligations of the parties to be performed prior to the Closing hereto shall expire and be of no further force or effect as of the Closing, except to the extent that such covenants, agreements and obligations are not performed; provided, that, all covenants, agreements and obligations of the parties to be performed after the Closing, shall survive until fully performed; provided, further, that, no right to indemnification pursuant to Article IX in respect of any claim based upon any breach of a covenant, agreement or obligation shall be affected by the expiration of such covenant, agreement or obligation.

10.2 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via electronic mail to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):

(a)	if to Parent or Acquirer, to:

NVIDIA Corporation

2788 San Tomas Expressway

Santa Clara, CA 95051

Attention: Colette M. Kress

Email: legalnotices@nvidia.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

Attention: Charles Ruck; Josh Dubofsky

Email: Charles.Ruck@lw.com; Josh.Dubofsky@lw.com

(b)	If to the Company, to:

Arm Limited

110 Fulbourn Road

Cambridge CB1 9NJ, UK

Attention: General Counsel

Telephone No.: +44 (1223) 400 400

Email: Carolyn.Herzog@arm.com

with a copy (which shall not constitute notice) to:

Morrison & Foerster LLP

Shin-Marunouchi Building, 29th Floor

5-1, Marunouchi 1-chome

Chiyoda-ku, Tokyo 100-6529

Attention:  Ken Siegel

  Eric McCrath

  Gary Brown

Email: KSiegel@mofo.com

  EMcCrath@mofo.com

  GBrown@mofo.com

and

Hogan Lovells US LLP

555 Thirteenth Street, NW

Washington, DC 20004

Attention: William J. Curtin, III

Telephone No.: +1 202-637-5600

Email: William.Curtin@hoganlovells.com

(c)	If to SoftBank, to:

SoftBank Group Capital Limited

69 Grosvenor Street

London W1K 3JP, UK

Attention: Spencer Collins

Email: spencer.collins@softbank.com

with a copy (which shall not constitute notice) to:

Morrison & Foerster LLP

Shin-Marunouchi Building, 29th Floor

5-1, Marunouchi 1-chome

Chiyoda-ku, Tokyo 100-6529

Attention: Ken Siegel

  Eric McCrath

  Gary Brown

Email:  KSiegel@mofo.com

  EMcCrath@mofo.com

  GBrown@mofo.com

(d)	If to the Vision Fund, to:

SVF Holdco (UK) Limited

1 Circle Star Way,

San Carlos, CA 94070, USA

Attention: Brian Wheeler

Email:  brian@softbank.com

with a copy (which shall not constitute notice) to:

Morrison & Foerster LLP

Shin-Marunouchi Building, 29th Floor

5-1, Marunouchi 1-chome

Chiyoda-ku, Tokyo 100-6529

Attention: Ken Siegel

  Eric McCrath

  Gary Brown

Email: KSiegel@mofo.com

  EMcCrath@mofo.com

  GBrown@mofo.com

Any notice given as specified in this Section 10.2 (i) if delivered personally or sent by electronic mail transmission shall conclusively deemed to have been given or served at the time of dispatch if sent or delivered on a Business Day or, if not sent or delivered on a Business Day, on the next following Business Day and (ii) if sent by commercial delivery service or mailed by registered or certified mail (return receipt requested) shall conclusively be deemed to have been received on the third (3rd) Business Day after the post of the same.

10.3 Interpretation.

(a) When a reference is made herein to Articles, Sections, subsections, Schedules or Exhibits, such reference shall be to an Article, Section or subsection of, or a Schedule or an Exhibit to this Agreement unless otherwise indicated.

(b) The headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(c) Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender and neutral forms of such words, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereto,” “hereunder” and derivative or similar words refer to this entire Agreement, (iv) references to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection, (v) references to any Person include the predecessors, successors and permitted assigns of that Person, (vi) references from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively, (vii) subject to clause (viii) below, the phrases “provide to,” “made available” and “deliver to” and phrases of similar import mean that a true, correct and complete paper or electronic copy of the information or material referred to has been delivered to the party to whom such information or material is to be provided and (viii) the phrases “provided to Parent” or “made available to Parent” and phrases of similar import means, with respect to any information, document or other material of the Company or its Affiliates, that such information, document or material was made available for review and properly indexed by the Company and its Representatives in the virtual data room established by the Company in connection with this Agreement at least forty-eight (48) hours prior to the execution of this Agreement or actually delivered (whether by physical or electronic delivery) to Parent or its Representatives at least forty-eight (48) hours prior to the execution of this Agreement.

(d) The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.”

(e) Where a reference is made to Applicable Law, such reference is to Applicable Law as amended, modified or supplemented, by succession of comparable successor Applicable Law.

(f) The symbol “$” refers to United States Dollars. References to any currency or amounts in this Agreement are to United States Dollars unless expressly noted otherwise.

(g) The symbol “£” refers to Pounds Sterling, the lawful currency of the United Kingdom.

(h) The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.”

(i) All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Any action otherwise required to be taken on a day that is not a Business Day shall instead be required to be taken on the next succeeding Business Day, and if the last day of a time period is a non-Business Day, such period shall be deemed to end on the next succeeding Business Day.

(j) Unless indicated otherwise, all mathematical calculations contemplated by this Agreement shall be rounded to the tenth decimal place, except in respect of payments, which shall be rounded to the nearest whole United States cent.

(k) The terms “U.S.” and “United States” shall refer to the United States of America.

(l) The term “UK” shall refer to the United Kingdom.

(m) All references to the Company shall mean the Company and its Subsidiaries, except as otherwise indicated herein.

(n) Any covenant, obligation or agreement of the Company and its Subsidiaries shall include a covenant, obligation or agreement of the Sellers to cause the Company and its Subsidiaries to perform such covenant, obligation or agreement.

10.4 Amendment. Subject to Applicable Law, the parties hereto may amend this Agreement by authorized action at any time (whether prior to, at or following the Closing) pursuant to an instrument in writing signed on behalf of each of the parties hereto.

10.5 Extension; Waiver. At any time at or prior to the Closing, any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto owed to such party, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive any breaches of any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing that is (A) with respect to the Seller Indemnifying Parties and/or the Sellers, signed by the Sellers and the Company and (B) with respect to the Indemnifying Parties, Parent and/or Acquirer, signed by Parent. Without limiting the generality or effect of the preceding sentence, no failure to exercise or delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision herein.

10.6 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood and agreed that all parties hereto need not sign the same counterpart. The delivery by electronic delivery in PDF format (including any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) of this Agreement with all executed signature pages (in counterparts or otherwise) shall be sufficient to bind the parties hereto to the terms and conditions set forth herein. All of the counterparts will together constitute one and the same instrument and each counterpart will constitute an original of this Agreement.

10.7 Entire Agreement; Parties in Interest. This Agreement, the Transaction Documents, the Confidentiality Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all the exhibits attached hereto, the Schedules, including the Parent Disclosure Letter and the Seller Disclosure Letter, (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof (except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms), and (b) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder except as set forth in Section 6.20 (Directors’ and Officers’ Insurance and Indemnification) and that Article IX is intended to benefit the Indemnified Persons. Except as required by statute, no terms shall be implied (where by custom, usage or otherwise) into this Agreement. Each party to this Agreement acknowledges that it is not relying on any other statement, warranty, assurance or undertaking made or given by any Person, in writing or otherwise, at any time prior to the Agreement Date, save to the extent it is incorporated herein. Nothing in this Agreement shall limit, release or exclude the liability of any party for fraud or willful breach.

10.8 Assignment. Neither this Agreement nor any of the rights and obligations under this Agreement may be assigned, transferred or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment, transfer or delegation without such prior written consent shall be null and void, except that Parent and/or Acquirer may assign its rights and delegate its obligations under this Agreement (including its obligation to purchase the Company Shares) to any direct or indirect wholly owned Subsidiary of Parent or Acquirer without the prior consent of any other party hereto; provided, that, notwithstanding any such assignment, Parent and/or Acquirer, as applicable, shall remain liable for all of its obligations under this Agreement, save to the extent such obligations are fully satisfied and discharged by the assignee. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

10.9 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably necessary to effect the intent of the parties hereto. The parties hereto shall use all reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

10.10 Remedies Cumulative; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing herein shall be deemed a waiver by any party hereto of any right to specific performance or injunctive relief. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereto hereby waive the requirement of any posting of a bond in connection with the remedies described herein.

10.11 Waiver and Release of Claims.

(a) Effective for all purposes as of the Closing, each Seller acknowledges and agrees on behalf of itself and each of its agents, trustees, beneficiaries, directors, officers, controlled Affiliates, Subsidiaries, estate, successors and assigns (each, a “Releasing Party”) that each hereby releases and forever discharges the Company and its Subsidiaries, directors, officers, employees, representatives, agents, successors, predecessors and assigns (each, a “Released Party” and collectively, the “Released Parties”) from any and all Seller Claims such Releasing Party may have or assert it has against any of the Released Parties, from the beginning of time through the time of the Closing and following the Closing, in each case whether known or unknown, or whether or not the facts that could give rise to or support a Seller Claim are known or should have been known, except with regard to its rights pursuant to the Transaction Documents, the ISG Reorganization Documents and the transactions contemplated thereby. In this Agreement a “Seller Claim” shall mean any all past, present and future disputes, claims, controversies, demands, rights, obligations, liabilities, damages, suits, actions and causes of action of every kind and nature, including, any unknown, unsuspected or undisclosed claim as a result of any act, omission, circumstance or matter, that has occurred or existing at any time prior to the Closing.

(b) Each Seller, on behalf of each Releasing Party, further covenants and agrees that such Releasing Party has not heretofore sold, transferred, hypothecated, conveyed or assigned, and shall not hereafter sue any Released Party upon, any Seller Claim released under this Section 10.11; and that each Releasing Party shall indemnify and hold harmless the Released Parties against any loss or liability on account of any actions brought by such Releasing Party or such Releasing Party’s assigns or prosecuted on behalf of such Releasing Party and relating to any Seller Claim released under this Section 10.11(b). The parties hereto agree and acknowledge that the limitations on liability set forth in Article IX shall not apply to this Section 10.11.

(c) Notwithstanding anything to the contrary: (i) the foregoing release is conditioned upon the occurrence of the Closing and shall become null and void, and shall have no effect, without any action on the part of any Person, upon termination of this Agreement in accordance with Article VIII; and (ii) should any provision of this release be found, held, declared, determined, or deemed by any court of competent jurisdiction to be void, illegal, invalid or unenforceable under any applicable statute or controlling law, the legality, validity, and enforceability of the remaining provisions will not be affected and the illegal, invalid, or unenforceable provision will be deemed not to be a part of this release.

10.12 Governing Law; Jurisdiction.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of New York without reference to such state’s principles of conflicts of law that would refer a matter to a different jurisdiction.

(b) Subject to Section 1.3(c)(iv) and Section 9.6(c), with respect to any suit, action or proceeding relation to this Agreement or the transactions contemplated hereby (each a “Proceeding”), each party irrevocably (i) agrees and consents to be subject to the exclusive jurisdiction of the United States District Court for the Southern District of New York or, if for any reason the United States District Court for the Southern District of New York lacks subject matter jurisdiction, any New York State court sitting in New York City and any direct appellate courts therefrom and (ii) waives any objection which it may have at any time to the laying of venue of any Proceeding brought in any such court, waives any claim that such Proceeding has been brought in an inconvenient forum and further waives the right to object, with respect to such Proceeding, that such court does not have any jurisdiction over such party. THE PARTIES HEREBY AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 10.2, OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW, SHALL BE VALID AND SUFFICIENT SERVICE THEREOF AND HEREBY WAIVE ANY OBJECTIONS TO SERVICE ACCOMPLISHED IN THE MANNER HEREIN PROVIDED.

10.13 Rules of Construction. The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule and each Exhibit attached hereto, the application of any Applicable Law or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

10.14 WAIVER OF JURY TRIAL. EACH OF PARENT, ACQUIRER, THE COMPANY AND THE SELLERS HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, ACQUIRER, THE COMPANY OR THE SELLERS IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A)

NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.14.

10.15 Several Obligations. The parties hereto acknowledge and agree that the obligations of the Sellers under this Agreement, and the Liabilities arising hereunder for any breaches of such obligations, shall be several and not joint. The Sellers’ Liabilities, if any, arising hereunder from breaches of any representations or warranties contained in Article III (in all cases subject to Article IX) shall be several and not joint, and shall be apportioned between the Sellers in accordance with their respective Pro Rata Shares.

10.16 Waiver of Conflicts; Privileged Matters. Recognizing that Morrison & Foerster LLP has acted as legal counsel to the Sellers and its Affiliates (including the Company and its Subsidiaries) prior to the Closing, and that Morrison & Foerster LLP intends to act as legal counsel to the Sellers and its Affiliates (which will no longer include the Company and its Subsidiaries) after the Closing, each of Parent and Acquirer hereby (i) waives on its own behalf, and agrees to cause its Affiliates (including, after the Closing, the Company and its Subsidiaries) to waive, any claim they have or may have that Morrison & Foerster LLP has a conflict of interest or is otherwise prohibited from engaging in such representation and (ii) agrees that, in the event that a dispute arises after the Closing between Parent, Acquirer or any of their Affiliates (including the Company and its Subsidiaries) and any of the Sellers and their respective Affiliates (which will no longer include the Company and its Subsidiaries), Morrison & Foerster LLP may represent such Seller or Affiliate in such dispute even though the interests of such Person(s) may be directly adverse to Parent, Acquirer or their Affiliates (including the Company and its Subsidiaries) and even though Morrison & Foerster LLP may have represented the Company and its Subsidiaries in a matter substantially related to such dispute.

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IN WITNESS WHEREOF, Parent, Acquirer, the Company and the Sellers have caused this Share Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

PARENT:

NVIDIA CORPORATION

By:	/s/ Jen-Hsun Huang
Name:	Jen-Hsun Huang
Title:	President and Chief Executive Officer

ACQUIRER:

NVIDIA INTERNATIONAL HOLDINGS INC.

By:	/s/ Jen-Hsun Huang
Name:	Jen-Hsun Huang
Title:	President and Chief Executive Officer

IN WITNESS WHEREOF, Parent, Acquirer, the Company and the Sellers have caused this Share Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

SOFTBANK:

SOFTBANK GROUP CAPITAL LIMITED

By:	/s/ Robert Townsend
Name:	Robert Townsend
Title:	Director

VISION FUND:

SVF HOLDCO (UK) LIMITED

By:	/s/ Brian Wheeler
Name:	Brian Wheeler
Title:	Director

IN WITNESS WHEREOF, Parent, Acquirer, the Company and the Sellers have caused this Share Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

COMPANY:

ARM LIMITED

By:	/s/ Simon Segars
Name:	Simon Segars
Title:	Chief Executive Officer

EXHIBIT A

Definitions

As used in this Agreement, the following terms shall have the meanings indicated below. Unless indicated otherwise, all mathematical calculations contemplated hereby shall be rounded to the tenth decimal place.

“2016 POU” means the compliance undertakings dated March 23, 2018 and given by the Company to the Panel, related to the post-offer undertakings for the purposes of Rule 19.5 of the City Code on Takeovers and Mergers (as amended from time to time), as given by SoftBank Group Corp. and the Vision Fund (formerly Arm Holdings plc) in connection with SoftBank Group Corp.’s acquisition of the entire issued share capital of Arm Holdings plc, and as amended, supplemented or varied from time to time.

“2018 Co-ownership Deed” means the Co-ownership Deed entered into by (among others) the Company and the China JV on or around April 24, 2018.

“2018 IP Licence Agreement” means the IP Licence Agreement entered into by (among others) the Company and the China JV on or around April 24, 2018.

“2018 IP Sale” means the transactions entered into pursuant to the 2018 IP Licence Agreement and/or 2018 Co-ownership Deed.

“Accounts Receivables” means accounts receivable, including trade receivables, accrued royalties, and accrued revenues.

“Acquirer’s Relief” means any Relief which arises to the Company or any of its Subsidiaries as a consequence of any Event or in respect of any income profits of gains earned after the Closing.

“Acquisition Proposal” means any agreement, offer, proposal or indication of interest (other than this Agreement or any other offer, proposal or indication of interest by Parent or Acquirer), or any public announcement of intention to enter into any such agreement or of (or intention to make) any offer, proposal or indication of interest, relating to, or involving: (i) any acquisition or purchase from the Company, or the Sellers, by any Person or Group of any Equity Interests of the Company (including the Company Shares) or any merger, consolidation, business combination or similar transaction involving the Company or the Company Shares, (ii) any sale, lease, mortgage, pledge, exchange, transfer, license (other than in the ordinary course of business consistent with past practice), acquisition, or disposition of any significant portion of the assets of the Company and its Subsidiaries, taken as a whole, or the Business, in each case in any single transaction or series of related transactions, (iii) any liquidation, dissolution, recapitalization or other significant corporate reorganization of the Company, or (iv) any other transaction outside of the ordinary course of business consistent with past practice the completion of which would impede, interfere with, prevent or delay, or would reasonably be expected to impede, interfere with, prevent or delay, in any material respect the completion of the Transactions; provided, that, actions contemplated by and taken in substantial conformity with the Reorganization Plans shall not constitute an “Acquisition Proposal”.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such Person, including any general partner or managing member of such Person. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of the voting securities or by Contract or otherwise; provided, however, that, with respect to the Sellers, “Affiliate” shall be deemed not to include any direct or indirect portfolio company investment by: (i) SoftBank Vision Fund L.P.; (ii) SoftBank Latin America Fund L.P.; (iii) any of their alternative investment vehicles; and/or (iv) any other fund, investment vehicle or managed account which is managed by SoftBank Group Corp. or any of its Subsidiaries.

“Aggregate Consideration” means (A) the License Consideration, plus (B) the Closing Consideration, plus (C) the Contingent Consideration.

“Anti-Corruption Law” means any Applicable Law relating to anti-bribery or anti-corruption (governmental or commercial), including the Foreign Corrupt Practices Act of 1977 and the UK Bribery Act 2010, as amended, and any other Applicable Law that prohibits the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Person, including any Government Official.

“Antitrust Laws” mean any antitrust, competition or trade regulation laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act.

“Applicable Law” means, with respect to any Person, any federal, state, foreign, local, municipal or other law, statute, constitution, legislation, principle of common law, resolution, ordinance, code, edict, decree, rule, directive, guidance, license, permit, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any Orders applicable to such Person or such Person’s Affiliates or to any of their respective assets, properties or businesses.

“Award” means an award of Company RSUs.

“Business” means the business of the Company and its Subsidiaries, other than the ISG Business.

“Business Day” means a day (i) other than Saturday or Sunday and (ii) on which commercial banks are open for business in each of (A) London, United Kingdom, (B) San Francisco, California, (C) New York, New York, and (D) Tokyo, Japan.

“China JV” means Arm Technology (China) Co., Ltd., a foreign wholly owned limited liability company established under the laws of PRC, with its registered address at Room 201, Building A, No.1 First Qianwan Road, Qianhai Shengang Cooperation Zone, Shenzen, PRC.

“Closing Cash” means all unrestricted cash and cash equivalents held by the Company and its Subsidiaries as of the Closing.

“Closing Cash Consideration” means (A) $10,000,000,000 less (B) the Cash Shortfall (if any) plus (C) the Deposited Amount.

“Closing Consideration” means the Closing Cash Consideration and the Closing Stock Consideration.

“Closing Employee Cash Plan Payments” means, collectively, all amounts payable under the Company Cash Award Plans that are payable as of the Closing and the employer portion of any related payroll taxes, national insurance, social security (or similar) contributions or levies with respect thereto.

“Closing Stock Consideration” means a number of shares of Parent Stock (rounded down to the nearest whole share) equal to the quotient of (A) $21,500,000,000, divided by (B) the Parent Stock Price.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Cash Award Plans” means, collectively, the Annual Bonus Plan, the Partnership Award & Performance Accelerator Scheme, the Launch Award Scheme, the Exceptional Outcome Award Policy, the Company EC Sale Plan and any other plan, program or arrangement under which the Company or any of its Subsidiaries grants or may grant cash bonuses, commissions or other cash incentive awards to their respective employees, directors, individual consultants or individual independent contractors.

“Company Closing Financial Certificate” means a certificate, in form and substance reasonably satisfactory to Parent, executed by an authorized director or officer of the Company and each of the Sellers, dated as of the Closing Date, certifying, as of the Closing, (i) that the Spreadsheet is true, correct and complete; (ii) the Company’s balance sheet as of the Closing prepared on a consistent basis with the Company Balance Sheet and including an itemized list of the Company’s accounts receivables; (iii) an itemized list of Leakage and Permitted Leakage; (iv) the amount of the Closing Cash; (v) the Closing Cash Uses, including allocation for each element set forth in Section 6.9 and any Cash Shortfall; and (vi) the amount of the Cash Sweep and the underlying calculation.

“Company Debt” means, without duplication: (i) all obligations (including the principal amount thereof or, if applicable, the accreted amount thereof and the amount of accrued and unpaid interest thereon) of the Company and its Subsidiaries, whether or not represented by bonds, debentures, notes or other securities (whether or not convertible into any other security), for the repayment of money borrowed, whether owing to banks, financial institutions, on equipment leases or otherwise, (ii) all deferred indebtedness of the Company and its Subsidiaries for the payment of the purchase price of property or assets purchased (other than accounts payable incurred in the Ordinary Course), (iii) all outstanding reimbursement obligations of the Company and its Subsidiaries with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of the Company, (iv) all obligations of the Company and its Subsidiaries under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks, (v) all obligations secured by any Encumbrance (other than a Permitted Encumbrance) existing on property owned by the Company and its Subsidiaries, whether or not indebtedness secured thereby will have been assumed, and (vi) all guaranties, endorsements, assumptions and other contingent obligations of the Company and its Subsidiaries in respect of, or to purchase or to otherwise acquire, any of the obligations and other matters of the kind described in any of the clauses (i) through (v) appertaining to third parties.

“Company EC Sale Plan” means the Company’s EC Sale Plan.

“Company Employee” means any current or former employee of the Company or any of its Subsidiaries (and including for the avoidance of doubt any employee who transferred into employment with the Company or any Subsidiary pursuant to the ISG Reorganization Plan).

“Company Equity Plans” means the Company’s All-Employee Plan adopted on December 8, 2019, and the Company’s Executive IPO Plan adopted on December 8, 2019, in each case including any sub-plans thereunder (including, without limitation, the French Sub-Plan) and as amended from time to time.

“Company Intellectual Property” means any and all Company-Owned Intellectual Property and any and all Third-Party Intellectual Property that is licensed by the Company or any of its Subsidiaries for use by the Company or any of its Subsidiaries in the Business.

“Company Material Adverse Effect” means, any change, event, circumstance or effect (each, an “Effect”) that, individually or in the aggregate, (i) is, or would reasonably be likely to be, materially adverse in relation to the financial condition, assets (including intangible assets), Liabilities, business, operations or results of operations of the Company and its Subsidiaries, taken as a whole, except to the extent that any such Effect results from: (A) changes in general economic conditions; (B) changes in the industry in which the Company and its Subsidiaries operate; (C) changes in Applicable Law or other legal or regulatory conditions (or the interpretation thereof) or changes in GAAP, IFRS or other accounting standards (or the interpretation thereof); (D) changes in securities markets, credit markets, currency markets or other financial markets; (E) political or social conditions, international diplomatic or trade relations (including US-China relations), or changes in the foregoing, including (x) events or developments resulting from the United Kingdom’s exit from the European Union on January 31, 2020 or the ‘transition period’ related thereto (anticipated to end on December 31, 2020) and any extension, replacement or termination thereof, and (y) events or developments relating to US-China relations; (F) acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism); (G) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, pandemics or disease outbreak (including the COVID-19 virus) and other force majeure events, including actions taken by Governmental Entities in connection with such events; (H) the public announcement of this Agreement or the Transactions (including by reason of the identity of Parent or any communication by Parent or any of its Affiliates regarding its plans or intentions with respect to the business of the Company or any of its Subsidiaries, and including the impact thereof on relationships with customers, suppliers, distributors, partners or employees or others having relationships with the Company or any of its Subsidiaries) or litigation arising from or relating to this Agreement or the Transactions; (I) any failure by the Company and its Subsidiaries to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date of this Agreement (it being understood that the underlying cause of failure may be taken into account if otherwise eligible pursuant to this definition); and (J) the taking of any action contemplated by this Agreement and the other agreements contemplated hereby, including the completion of the Transactions contemplated hereby and thereby;; except, in the case of each of the clauses (A) through (G), to the extent such Effects affect the Company and its Subsidiaries disproportionately as compared to its competitors, (in which case only the incremental disproportionate impact will be taken into account in determining whether there has been a Company Material Adverse Effect); or (ii) would prevent or materially impair the Company or the Sellers from consummating the Transactions or performing any of its obligations under this Agreement.

“Company Phantom Equity Award” means a contingent right to receive a cash sum equal to the value of notional Company Shares.

“Company Products” means all products or services designed, developed, produced, marketed, licensed, sold, distributed or performed by or on behalf of the Company or any of its Subsidiaries and all products or services currently under development by the Company or any of its Subsidiaries.

“Company Registered Intellectual Property” means all: (A) patents and patent applications (including provisional applications), (B) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks, (C) registered Internet domain names, URLs, (D) registered copyrights and registered designs and applications for copyright registration and design registration, and (E) mask works registrations and applications for mask work registrations, in each case registered or filed in the name of, or owned or purported to be owned by, the Company or any of its Subsidiaries.

“Company RSU” means any restricted share unit covering Company Shares.

“Company-Owned Intellectual Property” means any and all Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries.

“Company-Owned Open Source Materials” means any and all Company-Owned Intellectual Property that the Company or its Subsidiaries intentionally make available to Third Parties as Open Source Materials.

“Contingent Consideration” means the Revenue Contingent Consideration (if any) plus the EBITDA Contingent Consideration (if any).

“Contract” means any written or oral legally binding contract, agreement, instrument, commitment or undertaking of any nature (including leases, subleases, licenses, mortgages, notes, guarantees, sub-licenses, sub-contracts, letters of intent and purchase orders), including all amendments, supplements, exhibits and schedules thereto.

“Covered Employee” means (a) each of the Company’s Executive Committee members and any individuals who report directly to such members; (b) any individual in the Company’s IP Products Group’s Architecture Group who, as of the Agreement Date, reports directly to Richard Grisenthwaite; (c) any individual in the Company’s IP Products Group’s Central Engineering Group who, as of the Agreement Date, reports directly to Gary Campbell; (d) any individual who, as of the Agreement Date, reports directly to Rene Haas; and (e) any individual who, as of the Agreement Date, reports directly to any individual described in the foregoing clauses (a) through (d).

“Deemed Tax Liability” means the utilization of an Acquirer’s Relief where, but for such utilization, the Company would have had a liability to make an actual payment of Tax, or a payment on account of Tax, to a Tax Authority, in respect of which the Indemnifying Parties would have had a liability under Section 9.2(a).

“Deposited Amount” means an amount equal to $1,250,000,000, which shall be refundable to Parent pursuant to Section 8.3(a) until Closing, and which shall become non-refundable upon the occurrence of the Closing or any termination pursuant to Sections 8.1(a), (b), (c), or (e).

“Earnout Party” means (i) if the Closing occurs on or prior to the completion of the Earnout Financial Statements, Parent, and (ii) if the Closing occurs after the completion of the Earnout Financial Statements, the Sellers, collectively.

“Earnout Period” means the fiscal year period for the Company and its Subsidiaries beginning on April 1, 2021 and ending on March 31, 2022.

“EBITDA” means the EBITDA of the Company, calculated in accordance with the Transaction Principles.

“EBITDA Consideration” means $2,500,000,000.

“EBITDA Contingent Consideration” means an amount equal to the EBITDA Earnout amount, if any, earned by the Sellers pursuant to Section 1.3(b).

“EBITDA Floor” has the meaning given to it in the Sample Earnout Statement.

“EBITDA Percentage” means an amount, expressed as a percentage, equal to (i) the sum of (a) EBITDA as finally determined pursuant to Section 1.3, minus (b) the EBITDA Floor, divided by (ii) sum of (a) the EBITDA Target minus (b) the EBITDA Floor.

“EBITDA Target” has the meaning given to it in the Sample Earnout Statement.

“EC Sale Plan Payments” means, collectively, all amounts payable under the Company EC Sale Plan (other than amounts that constitute Closing Employee Cash Plan Payments) and the employer portion of any related payroll taxes, national insurance, social security (or similar) contributions or levies with respect thereto.

“EEA” means the European Economic Area, as constituted from time to time, and shall be deemed to include Switzerland.

“EIN” means a European intervention notice issued by the Secretary of State in accordance with section 67 of the Enterprise Act.

“Encumbrance” means, with respect to any asset, any mortgage, easement, encroachment, equitable interest, right of way, deed of trust, lien (statutory or other), pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, community property interest, adverse claim of title, ownership or right to use, right of first refusal, restriction or other encumbrance of any kind in respect of such asset (including any restriction on (i) the voting of any security or the transfer of any security or other asset, and (ii) the possession, exercise or transfer of any other attribute of ownership of any asset); provided, however, that, restrictions on transfer of Equity Interests under Applicable Laws shall not constitute an “Encumbrance.”

“Enterprise Act” means the Enterprise Act 2002 (UK).

“Environmental, Health and Safety Requirements” means all Applicable Law concerning or relating to worker/occupational health and safety, or pollution or protection of the environment, including those relating to the presence, use, manufacturing, refining, production, generation, handling, transportation, treatment, recycling, transfer, storage, disposal, distribution, importing, labelling, testing, processing, discharge, release, threatened release, control or other action or failure to act involving clean-up of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or by-products, asbestos, polychlorinated biphenyls, noise or radiation, each as amended and as now in effect.

“Equity Interests” means, with respect to any Person, any share capital of, or other ownership, membership, partnership, joint venture or equity interest in, such Person or any indebtedness, securities, options, restricted share unit, phantom equity, warrants, call, subscription or other rights or entitlements of, or granted by, such Person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, or giving any Person any right or entitlement to acquire any such capital stock or other ownership, partnership, joint venture or equity interest, in all cases, whether vested or unvested.

“Equity Joint Venture Contract” means the equity joint venture agreement relating to the China JV and entered into on June 5, 2018.

“Equity Plan Participant” has the meaning given to “Participant” under the Company Equity Plans.

“Equity Plan Payments” means any and all cash payments payable in connection with the Transactions for the cash settlement of Awards on the basis that all Awards are subject to fifty percent (50%) vesting on Closing, including amounts payable in connection with any gross-up cash payments to Equity Plan Participants related to the amending and cash settlement of the Company Equity Plans contemplated by Section 6.11, and the employer portion of any related payroll taxes, national insurance, social security (or similar) contributions or levies with respect thereto.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that is treated as a single employer with the Company or any of its Subsidiaries within the meaning of Section 414 of the Code (whether or not such trade or business is incorporated or located in the U.S.).

“Escrow Amount” means a number of shares of Parent Stock (rounded down to the nearest whole share) equal to the quotient of (A) $1,000,000,000, divided by (B) the Parent Stock Price.

“Event” means, and shall include (without limitation) the expiry of a period of time, (i) the Company or any of its Subsidiaries becoming or ceasing to be associated with any other Person for any Tax purpose or ceasing to be or becoming resident in any country for any Tax purpose, (ii) the death, winding up or dissolution of any Person, (iii) the earning, receipt or accrual for any Tax purpose of any income, profit or gains, (iv) the incurring of any loss or expenditure, (v) any transaction (including the execution and completion of this Agreement) and (vi) any state of affairs, arrangement, transaction, event, act or omission, and any reference to an Event occurring on or before a particular date shall include Events that, for Tax purposes, are deemed to have, or are treated or regarded as having, occurred on or before that date.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“French Sub-Plan” means the French Sub-Plan to the Company’s All Employee Plan 2019 adopted on December 8, 2019.

“French Sub-Plan Participant” has the meaning to “Participant” under the French Sub-Plan.

“Generally Available Software” means commercially available off-the-shelf software that (i) has not been modified or customized for the Company or any of its Subsidiaries, (ii) is not a design tool or a component of a distributed Company Product, and (iii) is licensed for an annual fee under $1,000,000.

“Government Official” means (i) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, (ii) any political party, political party official or candidate for political office, (iii) a Politically Exposed Person (PEP) as defined by the Financial Action Task Force (FATF) or Groupe d’action Financière sur le Blanchiment de Capitaux (GAFI) (iv) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a company, business, enterprise or other entity owned, in whole or in part, or controlled by any Governmental Entity or (v) an individual who (a) holds a legislative, administrative or judicial position of any kind, whether appointed or elected, of a country or territory (or any subdivision of such a country or territory), (b) exercises a public function for or on behalf of a country or territory (or any subdivision of such a country or territory) or for any public agency or public enterprise of that country or territory (or subdivision), or (c) is any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a public international organization.

“Governmental Entity” means (i) any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator, administrative agency, commission or other Government Official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any executive, legislative, judicial, regulatory, administrative, Tax Authority or other functions of, or pertaining to, government authority (including any governmental or political division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal), in each case with competent authority, (ii) any public international organization, (iii) any agency, division, bureau, department, or other political subdivision of any government, entity, or organization described in the foregoing clauses (i) or (ii) of this definition, (iv) any company, business, enterprise, or other entity owned, in whole or in part, or controlled by any government, entity, organization, or other Person described in the foregoing clauses (i), (ii), or (iii) of this definition, or (v) any political party.

“Group” has the meaning ascribed to such term under Section 13(d) of the Exchange Act, the rules and regulations thereunder and related case law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“ICT Infrastructure” means the information and communications technology infrastructure and systems (including software, hardware, firmware, networks and the Company’s and its Subsidiaries’ websites) that are or have been used in the Business.

“IFRS” means the International Financial Reporting Standards.

“Intellectual Property” means (A) Intellectual Property Rights and (B) Proprietary Information and Technology.

“Intellectual Property Rights” means any and all of the following and all rights in, arising out of, or associated therewith, throughout the world: patents, utility models, and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof and equivalent or similar rights in inventions and discoveries anywhere in the world, including invention disclosures, common law and statutory rights associated with trade secrets, confidential and proprietary information and know-how, industrial designs and any registrations and applications therefor, trade names, product names, business names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications and any and all goodwill associated with and symbolized by the foregoing items, Internet domain name applications and registrations, social media accounts, Internet and World Wide Web URLs or addresses, copyrights, copyright registrations and applications therefor and all other rights corresponding thereto, database rights, mask works, mask work registrations and applications therefor and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology, and any similar or equivalent rights to any of the foregoing, and all benefits, privileges, causes of action and remedies relating to any of the foregoing.

“Intended Tax Treatment” means a taxable acquisition under Section 1001 of the Code and/or qualified stock purchase under Section 338(d)(3) of the Code from the Sellers by Acquirer for United States federal and applicable state and local income tax purposes.

“Intervention Notice” means a PIIN or an EIN.

“IRS” means the United States Internal Revenue Service.

“ISG Business” means the business of ISG as defined and set forth in the ISG Reorganization Plan.

“Knowledge” means (i) with respect to the Company the actual knowledge of each executive officer of the Company set forth in Annex A-1 of the Seller Disclosure Letter, in each case after reasonable inquiry by such executive officer of those other employees of the Company who are direct reports of such executive officer and who would reasonably be expected to have actual knowledge of the relevant matter based on their duties and responsibilities to the Company and (ii) with respect to the Sellers, the actual knowledge of each executive officer of each Seller, as applicable, set forth in Annex A-2 of the Seller Disclosure Letter, in each case after reasonable inquiry by such executive officer of those other employees of each such Seller, as applicable, who are direct reports of such executive officer and who would reasonably be expected to have actual knowledge of the relevant matter based on their duties and responsibilities to each such Seller, as applicable.

“Leakage” means (to the extent that such activity is not Permitted Leakage) (a) any payments by the Company or its Subsidiaries to or on behalf of the Sellers and their Affiliates, including payments resulting from (i) the declaration, making or payment of any dividend, (ii) the distribution, repurchase, repayment, redemption or return of any share capital or loan stock of the Company, or (iii) the payment of any bonuses to or for the benefit of employees of any of the Sellers or their Affiliates; (b) the entering into any transactions with or for the benefit of the Sellers or their Affiliates except as contemplated by this Agreement, including, without limitation, (i) the sale, purchase, transfer or disposal of any asset to or from the Sellers or their Affiliates except as contemplated by this Agreement, (ii) the entry into by the Company or any Subsidiary of a guarantee or indemnity relating to the obligations of the Sellers or their Affiliates, (iii) the forgiveness, release or waiver of any Liability outstanding against the Sellers, their Affiliates or any of their employees, or (iv) the creation of any Encumbrance over any assets in favor of the of the Sellers or their Affiliates; (c) the making of any gift or other gratuitous payment to or on behalf of the Sellers and their Affiliates; (d) the making of or entering into of any agreement or arrangement relating to any of the foregoing matters or the announcement of any commitment to do any of the foregoing matters; or (e) the payment or incurrence of any Tax as a consequence of (a) to (d) above or as a result of any action outside the Ordinary Course. For the purposes of this definition, the Affiliates of the Sellers shall be deemed not to include the Company or its Subsidiaries.

“Legal Proceeding” means any private or governmental action, inquiry, claim, counterclaim, proceeding, suit, hearing, litigation, audit or investigation, in each case whether civil, criminal, administrative, judicial or investigative, or any appeal therefrom.

“Liabilities” (and, with correlative meaning, “Liability”) means all debts, liabilities, commitments and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, liquidated or unliquidated, asserted or unasserted, known or unknown, whenever or however arising, including those arising under Applicable Law or any Legal Proceeding or Order of a Governmental Entity and those arising under any Contract, regardless of whether such debt, liability, commitment or obligation would be required to be reflected on a balance sheet prepared in accordance with IFRS or disclosed in the notes thereto.

“License Consideration” means an amount equal to $750,000,000.

“Locked-Box Date” means March 31, 2020.

“Nasdaq” means the Nasdaq Global Select Market, any successor stock exchange operated by The NASDAQ Stock Market LLC or any successor thereto.

“Non-Earnout Party” means (i) if the Closing occurs on or prior to the completion of the Earnout Financial Statements, the Sellers, collectively, and (ii) if the Closing occurs after the completion of the Earnout Financial Statements, Parent.

“Non-Tax Contract” shall mean any commercial contract entered into in the Ordinary Course a principal subject of which is not the allocation, sharing or indemnification of Taxes. Contracts with respect to the acquisition or a sale of any stock or business or a financial derivative (which financial derivative is not entered into in the Ordinary Course) shall not be considered a Non-Tax Contract.

“Offer Letter” means an employment offer letter or employment agreement, together with a confidential information and invention assignment agreement, in a form prescribed by Parent.

“Open Source Materials” means software or other material that is distributed as “free software,” “open source software” or under similar licensing or distribution terms (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License).

“Order” means any judgment, writ, decree, stipulation, determination, decision, award, rule, preliminary or permanent injunction, temporary restraining order or other order.

“Ordinary A Shares” has the meaning given in the Organizational Documents of the Company.

“Ordinary Course” means, with respect to the Company and its Subsidiaries, the ordinary course of business consistent with recurring past practice for similar transactions during the period from the Prior Transaction Date to the Agreement Date.

“Organizational Documents” means in respect of the Company, the articles of association of the Company in force as at the Agreement Date, or in the case of any other Person the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Organizational Documents” of a corporation are its certificate of incorporation and by-laws or articles of association, the “Organizational Documents” of a limited partnership are its limited partnership agreement and certificate of limited partnership, the “Organizational Documents” of a limited liability company are its operating agreement and certificate of formation or articles of association and the “Organizational Documents” of a private limited company are its certificate of incorporation and its articles of association.

“Panel” means The Panel on Takeovers and Mergers;

“Parachute Payment Waiver” means, with respect to any Person, a written agreement waiving such Person’s right to receive any “parachute payments” (within the meaning of Section 280G of the Code and the Department of Treasury regulations promulgated thereunder) solely to the extent required to avoid the imposition of a tax by virtue of the operation of Section 280G of the Code.

“Parent Financial Advisor” means Morgan Stanley & Co. LLC.

“Parent Material Adverse Effect” means any Effect on Parent or Acquirer or any of their Subsidiaries, that, individually or in the aggregate (i) materially impairs the ability of Parent or Acquirer to perform its obligations under this Agreement or (ii) would prevent Parent or Acquirer from consummating the Transactions.

“Parent Stock” means shares of Parent’s common stock, par value $0.001 per share.

“Parent Stock Price” means $484.6007.

“Permitted Encumbrances” means: (i) statutory liens for Taxes that are not yet due and payable or liens for Taxes being contested in good faith by any appropriate proceedings for which adequate reserves have been established in accordance with IFRS on the Company Balance Sheet, (ii) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (iii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Applicable Law, (iv) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens, (v) liens in favor of customs and revenue authorities arising as a matter of Applicable Law to secure payments of customs duties in connection with the importation of goods, (vi) non-exclusive licenses and similar rights of or under Intellectual Property in the Ordinary Course, (vii) non-exclusive licenses and similar rights of or under Intellectual Property under Contracts made available to Parent, and (viii) in the case of any real property leased by the Company or its Subsidiaries: (A) liens that encumber the interest of the fee owner of any real property and (B) easements, permits, rights of way, restrictions, covenants, reservations, encroachments, or other title defects that do not, individually or in the aggregate, materially impair the use or occupancy of such real property and which are not violated by the current use and operation of the real property.

“Permitted Leakage” means any of the following by the Company or any Subsidiary of the Company: (i) the Cash Sweep in accordance with Section 6.9(c); (ii) the sale, transfer or disposal of any asset to the Sellers or their Affiliates (other than the Company and its Subsidiaries) pursuant to the Reorganizations in accordance with the Reorganization Plans; (iii) the dividend, distribution or payment to the Sellers of any proceeds received by the Company or any Subsidiary of the Company from the sale, transfer or disposal of any asset pursuant to the Reorganizations in accordance with the Reorganization Plans; (iv) any payment made or agreed to be made during the period from the Locked-Box Date up to the Agreement Date and disclosed in the Seller Disclosure

Letter; (v) any payments made or agreed to be made by the Company or any Subsidiary of the Company which have been specifically accrued or provided for in the Locked-Box Accounts; (vi) any bona fide transaction on arm’s length terms and in the Ordinary Course entered into between the Company or a Subsidiary of the Company on the one part, and a non-controlled portfolio company investment of the Sellers or their Affiliates on the other part, or any payments by the Company or any Subsidiary of the Company to such non-controlled portfolio company investment in connection with such a transaction; (vii) any bona fide transaction on arm’s length terms and in the Ordinary Course entered into between the Company or a Subsidiary of the Company on the one part, and the Sellers or their Affiliates on the other part, involving services provided by the Company or any Subsidiary of the Company to the Sellers or their Affiliates and any payments to the Company or any Subsidiary of the Company in connection with such a transaction; (viii) any bona fide transaction on arm’s length terms and in the Ordinary Course entered into between the Company or a Subsidiary of the Company on the one part, and the Sellers or their Affiliates on the other part, and any payments by the Company or any Subsidiary of the Company to the Sellers or their Affiliates on the terms and in the amounts set forth in the Seller Disclosure Letter, in each case materially consistent with the disclosure set forth in the Seller Disclosure Letter or pursuant to Contracts made available to Parent prior to the Agreement Date; (ix) any other payments accrual, transfer of assets or assumption of liability to which Parent has given its consent in writing; (x) the payment or incurrence of any Transfer Taxes in accordance with Section 1.4; or (xi) the distribution of the License Consideration to the Sellers or their Affiliates. For the purposes of this definition, the Affiliates of the Sellers shall be deemed not to include the Company or its Subsidiaries.

“Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, limited liability partnership, trust, estate, proprietorship, joint venture, business organization or Governmental Entity.

“Personal Data” means any information relating to an identified or identifiable natural person including a name, an identification number, location data, an online identifier or to one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that natural person or any other piece of information that allows the identification of a natural person or is otherwise considered personally identifiable information or personal information under Applicable Law.

“PIIN” means (i) a public interest intervention notice issued by the Secretary of State in accordance with section 42 of the Enterprise Act, or (ii) a European intervention notice issued by the Secretary of State in accordance with section 67 of the Enterprise Act.

“Post-Closing IP Deferred Tax Liability” means any Tax liability of the Company or any Subsidiary in respect of taxable periods or portions thereof beginning after the Closing arising in respect of amounts received, deemed to be received, or which are recognized, or imputed/adjusted under transfer pricing principles, in respect of taxable periods or portions thereof beginning after the Closing, in connection with the 2018 IP Sale.

“Post-Closing Restructuring” means any portion of the Reorganizations that has not been completed prior to Closing.

“POU Termination Date” means September 5, 2021 or such other date as may be agreed between the Company and the Panel.

“PRC” means the People’s Republic of China, for the purposes of this definition, excluding Hong Kong, Macau and Taiwan.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and that portion of any Straddle Period ending at the close of business on (and including) the Closing Date.

“Pre-Closing Taxes” means Taxes of the Company and its Subsidiaries with respect to any Pre-Closing Tax Period (including such Taxes allocable to the portion of the Straddle Period ending on the close of business on the Closing Date determined pursuant to Section 6.14(f)), other than (i) Seller Transaction Taxes and (ii) Post-Closing IP Deferred Tax Liabilities. For the avoidance of doubt, any Taxes of the Company and its Subsidiaries imposed in any Pre-Closing Tax Period, which relate to or are in connection with the 2018 IP Sale, including pursuant to any adjustment by a Tax Authority, shall be Pre-Closing Taxes.

“Prior Transaction Date” means September 6, 2016.

“Privacy Laws” means each Applicable Law applicable to Personal Data and/or direct marketing and advertising, profiling and tracking, e-mail, messaging and/or telemarketing, including, but not limited to, the General Data Protection Regulation (EU) 2016/679, the Data Protection Act 2018 (UK) and the Payment Card Industry Data Security Standards.

“Pro Rata Share” means, with respect to a particular Seller, the percentage set forth on Exhibit E.

“Property Taxes” means all real property Taxes, personal property Taxes and similar ad valorem Taxes.

“Proprietary Information and Technology” means any and all of the following: works of authorship, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, assemblers, applets, compilers, user interfaces, application programming interfaces, protocols, architectures, documentation, annotations, comments, designs, files, records, schematics, test methodologies, Verilog files, RTL, GDSII files, netlists, layout designs, topographies, cores, blocks, libraries, circuit designs, whether embodied in software or otherwise, test vectors, emulation and simulation tools and reports, hardware development tools, models, tooling, prototypes, breadboards and other devices, mask works, mask sets, wafers, data, data structures, databases, data compilations and collections, inventions (whether or not patentable), invention disclosures, discoveries, improvements, technology, proprietary and confidential ideas and information, tools, concepts, techniques, methods, processes, formulae, patterns, algorithms and specifications, customer lists and supplier lists and any and all instantiations or embodiments of the foregoing of any Intellectual Property Rights in any form and embodied in any media.

“Relief” means any loss, relief, allowance, credit, exemption or set off for Tax or any deduction in computing income, profits or gains for the purposes of Tax and any right to a repayment of Tax or to a payment in respect of Tax.

“Representatives” means, with respect to a Person, such Person’s officers, directors, Affiliates, shareholders or employees, or any investment banker, attorney, accountant, auditor or other advisor or representative retained by any of them.

“Revenue” means the revenue of the Company, calculated in accordance with the Transaction Principles.

“Revenue Consideration” means $2,500,000,000.

“Revenue Contingent Consideration” means an amount equal to the Revenue Earnout amount, if any, earned by the Sellers pursuant to Section 1.3(a).

“Revenue Floor” has the meaning given to it in the Sample Earnout Statement.

“Revenue Percentage” means an amount, expressed as a percentage, equal to (i) the sum of (a) Revenue as finally determined pursuant to Section 1.3, minus (b) the Revenue Floor, divided by (ii) the sum of (a) the Revenue Target minus (b) the Revenue Floor.

“Revenue Target” has the meaning given to it in the Sample Earnout Statement.

“SEC” means the United States Securities Exchange Commission.

“Secretary of State” mean the Secretary of State for the purposes of the Enterprise Act.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller Transaction Taxes” means Restructuring Taxes, Transfer Taxes and any Taxes incurred by the Company or its Subsidiaries as a result of or in connection with the Cash Sweep.

“Special Representations” means the Sellers’ and the Company’s representations and warranties set forth in Section 2.1 (Organization, Standing, Power and Subsidiaries), Section 2.2 (Capital Structure), Section 2.3(a) (Authority), Section 2.16 (Brokers and Transaction Fees), Section 3.1 (Organization and Standing), Section 3.2(a) (Authority), Section 3.3 (Title to Shares), Section 3.5 (Brokers and Transaction Fees) and Section 3.6 (Investment Representations) and any representations and warranties in any certificate delivered to Parent or Acquirer pursuant to this Agreement that are within the scope of those covered by the foregoing Sections.

“Special Tax Representations” means the Sellers’ and the Company’s representations and warranties set forth in Sections 2.10(o), (p), (q), (u), (v), (y), (z), (aa), (bb) and (cc).

“Specified Regulatory Authority” means (i) any U.S. federal Governmental Entity, and (ii) any non-U.S. or supranational Governmental Entity listed on Exhibit F.

“Straddle Period” means any Tax period beginning before or on and ending after the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company or other Person of which such Person, either alone or together with one or more Subsidiaries or by one or more other Subsidiaries (i) directly or indirectly owns or purports to own, beneficially or of record securities or other interests representing more than 50% of the allotted and issued equity, voting power, or financial interests of such Person or (ii) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such other Person’s board of directors or other governing body.

“Target Accounts Receivable” has the meaning set forth on Exhibit Q

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means all taxes whether of the United States, the United Kingdom or any other jurisdiction including federal, state, local, national, governmental, municipal or foreign income, corporation, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, fringe benefit, share capital, profits, license, registration, withholding, payroll, social security (or equivalent), employer’s and employee’s national insurance contributions, employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee, branch profits, escheat, capital stock, or other like assessment or charge of any kind, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not).

“Tax Authority” means any Governmental Entity having or purporting to exercise jurisdiction with respect to any Tax.

“Tax Representations” means the Sellers’ and the Company’s representations and warranties set forth in Section 2.10 (Taxes).

“Tax Return” means any return, declaration, statement, report, claim for refund, or form of any kind related to Taxes (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports), including any amendment thereof, filed or required to be filed with respect to Taxes.

“TD Entities” means: (i) Treasure Data (UK) Limited, (ii) Treasure Data USA LLC, (iii) Treasure Data, Inc., (iv) Arm Holdings Canada, Inc., (v) Stream Communications Deutschland GmbH, (vi) Treasure Data KK, (vii) INCUDATA KK, (viii) Treasure Data (India) Private Limited, (ix) Treasure Data (Korea) Ltd., and (x) any other entities identified as “TD Entities” in the ISG Reorganization Plan, or newly formed as “TD Entities” pursuant to the ISG Reorganization.

“Third Party” means any Person other than the Company, the Sellers, Parent, Acquirer and each of their respective Affiliates and the respective Representatives of the Company, the Sellers, Parent, Acquirer and each of their respective Affiliates.

“Third-Party Intellectual Property” means any and all Intellectual Property owned or purported to be owned by a Third Party.

“Transaction Documents” means this Agreement, the Investor Rights Agreement, the Framework Agreement and the Escrow Agreement.

“Transaction Expenses” means all third-party fees, costs, expenses, payments and expenditures incurred by or on behalf of and payable by the Company in connection with the Share Purchase, this Agreement and the Transactions, including the Reorganizations, whether or not incurred, billed or accrued, including (i) any fees, costs expenses, payments and expenditures of legal counsel and accountants, (ii) the amount of fees costs, expenses, payments and expenditures payable to brokers, finders, financial advisors, investment bankers or similar Persons, including with respect to any earn-outs, escrows or other contingencies, (iii) all change-in-control bonuses, severance obligations or similar compensatory amounts owed by the Company or its Subsidiaries to any of their respective directors, employees and/or consultants as a result of the Share Purchase (whether alone or in combination with any termination of service) that are unpaid as of the Closing and the employer portion of any related payroll taxes, national insurance, social security (or similar) contributions or levies with respect thereto, (iv) any such fees, costs, expenses, payments and expenditures incurred by the Sellers or a Grade 9 employee of the Company or any of its Subsidiaries paid for or to be paid for by the Company, and (v) the cost of the D&O Insurance; but not including, for the avoidance of doubt, the Equity Plan Payments, the Closing Employee Cash Plan Payments, the EC Sale Plan Payments or any other items separately included in Closing Cash Uses, the Accrued Amounts, any Seller Transaction Taxes, or the Retention Bonus Pool (or the Post-Closing Employee Retention Bonuses to be paid therefrom).

“Transaction Principles” means the accounting principles, methodologies, policies applied on a consistent basis in accordance with IFRS as used in making the calculations set forth in the Sample Earnout Statement.

“Treasury Regulations” means the United States Treasury Department’s tax regulations issued under the Code.

“U.S. Employee” means each Company Employee who is employed in the United States.

“VAT” means (i) any Tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112) and (ii) any other Tax of a similar nature, whether imposed in a member state of the European Union or elsewhere and whether imposed in substitution for, or levied in addition to, any Tax referred to in limb (i) of this definition.

Other capitalized terms used herein and not defined in this Exhibit A shall have the meanings assigned to such terms in the following Sections:

“2019 Audited Financials”	6.24
“280G Shareholder Approval”	6.15
“Accrued Amounts”	6.10(b)
“Acquirer”	Preamble
“Agreement”	Preamble
“Agreement Date”	Preamble
“Approved TD Sale”	6.16(a)
“Arbitration Panel”	9.6(c)
“Author”	2.8(d)
“Board”	Recitals
“Business Client”	6.2(a)
“Cash Shortfall”	6.9(b)
“Cash Sweep”	6.9(c)
“Claim Certificate”	9.5(a)
“Claims Period”	9.4
“Closing”	1.1(c)
“Closing Cash Uses”	6.9(b)
“Closing Date”	1.1(c)
“Committee”	6.23(a)
“Company”	Preamble
“Company Authorizations”	2.6(b)
“Company Balance Sheet”	2.4(b)
“Company Balance Sheet Date”	2.4(b)
“Company Employee Plans”	2.11(c)
“Company Equity Award”	2.2(b)
“Company Group Entities”	2.1(b)
“Company Shares”	Recitals
“Confidential Information”	6.3(a)
“Confidentiality Agreement”	6.3(a)
“Continuing Employee”	6.10(a)
“Covered Persons”	6.20(a)

“D&O Insurance”	6.20(a)
“Damages”	9.2(a)
“De Minimis Threshold”	9.3(c)(i)
“Deductible”	9.3(c)(ii)
“Deposit Refund”	8.3(a)
“Discounted Percentage”	Exhibit Q
“Distribution”	6.16(a)
“Distribution Compliance Period”	3.6(f)(i)
“Earnout Financial Statements”	1.3(c)(i)
“Earnout Resolution Period”	1.3(c)(iii)
“Earnout Review Period”	1.3(c)(ii)
“Earnout Statement”	1.3(c)(i)
“Earnouts”	1.3(b)
“EBITDA Earnout”	1.3(b)
“Escrow Agent”	9.1(a)
“Escrow Agreement”	7.2(c)(iii)
“Escrow Fund”	9.1(a)
“Escrow Release Date”	9.1(a)
“Export Approvals”	2.18(b)
“Export Control Laws”	2.18(a)
“Financial Statements”	2.4(a)
“Framework Agreement”	Recitals
“GAAP”	4.7(b)
“General Claims”	9.3(a)
“General Liability Cap”	9.3(a)
“Indemnified Person”	9.2(b)
“Indemnifying Party”	9.1(a)
“Interested Parties”	2.12
“Interim Period”	5.1
“Internal Reorganization”	Recitals

“Internal Reorganization Plan”	Recitals
“Investor Rights Agreement”	7.2(c)(ii)
“ISG”	Recitals
“ISG Reorganization”	Recitals
“ISG Reorganization Documents”	6.16(b)
“ISG Reorganization Plan”	Recitals
“Joint Communications”	6.3(b)
“JV IPLA”	2.22(f)
“Locked-Box Accounts”	2.4(a)
“Material Commercial Contracts”	2.15(a)(i)
“Material Contracts”	2.15(a)
“Material IP Contracts”	2.15(a)(vii)
“New Litigation Claim”	6.6
“New Plans”	6.10(e)
“Non-compete Period”	6.2(a)
“Non-U.S. Recipient”	3.6(c)
“OFAC”	2.18(a)
“Parent”	Preamble
“Parent Disclosure Letter”	Article IV
“Parent Equity Plan”	6.12
“Parent Indemnified Person”	9.2(a)
“Parent RSU Documents”	6.12
“Parent RSUs”	6.12
“Payor”	1.1(b)
“Pending Closing Cash Uses”	6.9(b)
“Post-Closing Employee Retention Bonuses”	6.13(a)
“Proceeding”	10.12(b)
“R&D Sponsor”	2.8(c)
“Reference Date”	4.4
“Regulatory Approvals”	6.4(c)
“Regulatory Filings”	6.4(c)
“Released Party”	10.11(a)

“Releasing Party”	10.11(a)
“Remedy”	6.4(e)
“Reorganization Plans”	Recitals
“Reorganizations”	Recitals
“Required Carve-Out Audited Financial Statements”	6.22(a)
“Required Financial Statements”	6.22(a)
“Required Pro Forma Financial Statements”	6.22(a)
“Restructuring Taxes”	1.4(a)
“Retention Bonus Pool”	6.13(a)
“Revenue Earnout”	1.3(a)
“Sample Earnout Statement”	1.3(c)(i)
“Sanctioned Countries”	2.18(c)
“Sanctioned Persons”	2.18(c)
“Sanctions”	2.18(a)
“SEC Reports”	4.7(a)
“Section 280G Payments”	6.15
“Seller”	Preamble
“Seller Bank Accounts”	1.2(a)(ii)
“Seller Claim”	10.11(a)
“Seller Disclosure Letter”	Article II
“Seller Indemnified Person”	9.2(b)
“Seller Indemnifying Party”	9.1(a)
“Separation”	6.16(a)
“Share Purchase”	Recitals
“Shares”	3.6(c)
“Significant Customer”	2.20
“Significant Supplier”	2.21
“SoftBank”	Preamble
“Spreadsheet”	6.8(a)
“Straddle Period Tax Return”	6.14(e)

“Target Accounts Receivable”	Exhibit Q
“Tax Matter”	6.14(g)(i)
“Termination Date”	8.1(b)
“Third-Party Claim”	9.7
“Trade Secrets”	2.8(e)
“Transaction Committee”	6.18(a)
“Transactions”	Recitals
“Transfer Taxes”	1.4(a)
“UK Stamp Taxes”	1.4(a)
“U.S. Accrued PTO”	6.10(b)
“Vision Fund”	Preamble
“willful breach”	8.2